

2024 ANNUAL REPORT AND FORM 10-K

We were
FOUNDED in **1900**

We generated
$7.1 BILLION
of revenue in 2024

We returned
$735 MILLION
of total cash to shareholders based on 2024 results

We own or manage
10.4 MILLION ACRES
of timberlands in the U.S.

We operate
34 WOOD PRODUCTS MANUFACTURING FACILITIES across North America

We manage long-term licenses covering 14 million acres of timberlands in Canada

Allyn Cole | Cathlamet Tree Farm, Wash.


Dan Greene | Gopher Tortoise Conservation Area, Newberry, Fla.

Dear Fellow Shareholder,



Our performance in 2024 reflects solid execution against a challenging market backdrop, and I'm extremely proud of the focus and resilience of our employees. Through their collective efforts, we continued to serve our customers, reinforced the durability of our portfolio and the flexibility of our capital allocation framework across market cycles, and drove meaningful improvements across each of the value levers of our investment thesis.

Notably, we grew the value of our timberlands through strategic acquisitions, announced plans to build a new engineered wood products facility, advanced our Natural Climate Solutions business, captured additional operational excellence improvements and returned a meaningful amount of cash back to shareholders. In addition, we enhanced our strong ESG foundation and continued investing in our people and operating communities. As we head into our 125th year as a company, Weyerhaeuser is well-positioned to build on our competitive position and drive long-term value for our shareholders.

INVESTING IN GROWTH

We continued to enhance our unmatched portfolio of assets in 2024, including through the acquisition of 84,000 acres of high-quality timberlands in Alabama. These are highly productive and mature timberlands, strategically positioned to deliver immediate synergies with our existing operations, and we expect them to generate portfolio-leading cash flow and harvest tons per acre within our Southern Timberlands business. To date, we have completed approximately $775 million in acquisitions against our multi-year timberlands growth target, and we are on track to reach our goal of $1 billion of strategic timberland acquisitions by the end of 2025.

In our Wood Products business, we announced plans to build a state-of-the-art TimberStrand® facility in Monticello, Ark. TimberStrand® is a versatile, solid section beam product, with applications in residential, industrial and mass timber construction. Set to come online in 2027, the new facility will address an underserved and growing market for this product in the U.S. South, showcase Weyerhaeuser's innovation in wood products and deliver seamless integration with our existing timberlands and distribution network in the region. Once fully operational, this new plant will double our proprietary TimberStrand® capacity and is expected to generate more than $100 million of annual Adjusted EBITDA*, with additional upside from portfolio integration benefits. In addition, we continued to make disciplined investments across the rest of our manufacturing operations, resulting in high-return projects that reduce costs and drive organic growth through improved productivity and increased recovery — positioning Weyerhaeuser to deliver peer-leading performance across market cycles.

DELIVERING STRONG RELATIVE PERFORMANCE IN CHALLENGING MARKETS

Despite a difficult pricing environment for several of our key products and other market headwinds during the year, our teams collectively delivered net earnings of $396 million and Adjusted EBITDA* of $1.3 billion. Our Wood Products manufacturing businesses delivered strong relative performance in 2024, and our Western Timberlands business continued to hold the top position in Adjusted EBITDA and cash flow per acre. Additionally, we managed to capture $40 million in margin improvements across the company in 2024 — further supporting our efforts

to reduce downside risk in challenging market environments. These results reflect our deeply engrained culture of operational excellence (OpX), continuous improvement and cost control, as well as our commitment to be best in class and deliver superior performance across business cycles.

GENERATING SIGNIFICANT VALUE FROM INNOVATION

Our ability to create immediate and long-term value from innovation has become a significant competitive advantage for Weyerhaeuser. For 2024, we set a target of generating $25 million in direct value from innovations implemented during the year, and we significantly exceeded that goal. Our Emerging Technology Council is focused on rapidly testing and prototyping promising innovations in the digital space, and we made meaningful progress advancing applications in several transformational technology areas, including artificial intelligence and machine learning, drones, robotics and automation. This is an exciting time for Weyerhaeuser, and we have the culture and expertise to capitalize on innovations that will keep our company at the forefront of our industry for years to come.

ADVANCING OUR MARKET LEADERSHIP ON CLIMATE SOLUTIONS

We continued to grow the value of our Natural Climate Solutions (NCS) business in 2024, generating full-year Adjusted EBITDA of $84 million** — a 79 percent increase over 2023. This growth was primarily driven by strong contributions from our conservation, mitigation banking and renewables businesses, and we achieved notable milestones across the rest of our NCS portfolio as well. In forest carbon, we received approval for our second project and sold 50,000 high-quality credits in the voluntary market in 2024. In our renewables business, we have signed approximately 70 agreements for potential solar projects, and operations commenced on our first solar site in late 2024 — with two additional sites currently under construction. We also added a seventh wind site during the year and expect an additional project to come online in the coming months. Finally, we announced a multi-year exploration agreement with Lapis Energy to evaluate the potential for carbon capture and sequestration (CCS) development across five prospective sequestration sites in Arkansas, Louisiana and Mississippi. As we enter 2025, we remain on track to reach our target of $100 million of Adjusted EBITDA* by year end and expect additional growth beyond 2025. We have built a world-class team with deep technical expertise and strong commercial focus, and we continue to believe that there is no company in this space with the capabilities or asset base to deliver on this value-creation opportunity, at scale, like Weyerhaeuser.

SERVING OUR CUSTOMERS

Customer focus remains fundamental to our vision and strategy, and in 2024 we completed a large-scale, companywide technology project that significantly upgraded our sales and marketing capabilities. These improvements directly support our Wood Products go-to-market strategy, including enhanced market analytics. In our Timberlands business, we continued training sales and marketing teams to help them better understand our customers and anticipate their needs, and we also ramped up our focus on new product development. We are going to stay relentlessly focused on our customers and look for every opportunity to strengthen our value proposition and improve our competitive position in the market over time.

"Providing a safe work environment for our people is fundamental to our culture and success at Weyerhaeuser."



Vicki Martinez | Yacolt, Wash.



Jann Futrell | TimberStrand® LSL, Kenora, Ont.


Judd Jones | St. Helens Tree Farm, Wash.

BUILDING ON OUR SUSTAINABILITY LEADERSHIP

Sustainability is a core value at Weyerhaeuser, and we have worked diligently to align our sustainability goals and ambitions with our business strategy and daily operations. As we near the midpoint of the 10-year sustainability strategy we implemented in 2020, we continue to see the value of that integration and are proud to be the only company in our sector listed on the Dow Jones Best-In-Class North America Index (formerly the Dow Jones Sustainability Index). In 2024, we maintained our strong record of sustainable forest management and environmental stewardship, improved our safety program and deepened the support we provide our people and the rural communities where we operate. In addition, we continued to evolve how we share information about our sustainability performance, including by updating and refreshing our alignment with key ratings and frameworks, and by publishing new position papers such as our *Nature Perspective* and *Greenhouse Gas Inventory Principles*. We also continued to make progress on our 3 by 30 Sustainability Ambitions: contributing to climate solutions, supporting the building of sustainable homes, and promoting the long-term health and resilience of our rural operating communities.

AMPLIFYING OUR COMMUNITY IMPACT

Citizenship has always been foundational to our company, and in 2024 we established new partnerships and made several significant investments to amplify the positive impact we make in our rural operating communities. We announced the second community we are supporting through our THRIVE program, which involves a commitment to invest a total of $5 million across five of our operating communities that are most in need of extra support. We also announced a national partnership with Be Pro, Be Proud to raise awareness among middle- and high-school students for career paths in the skilled workforce, including opportunities in forestry. Overall, we provided $6.5 million in charitable grants, partnerships, matching gifts, research support and in-kind giving in our communities across North America, along with additional financial support through employee giving and our company matching gifts program, as well as disaster relief for communities impacted by flooding in North Carolina from Hurricane Helene. Our employees volunteered more than 23,000 hours of their time in our operating areas, and we look forward to building on our positive impact and helping ensure our rural communities remain thriving places to live and do business.

SUPPORTING AND INVESTING IN OUR PEOPLE

Providing a safe work environment for our people is fundamental to our culture and success at Weyerhaeuser. As part of our ongoing efforts to drive industry-leading safety performance, we conducted a comprehensive third-party review of our safety programs and policies in 2024. Based on those recommendations and our own internal evaluation, we initiated a companywide effort to bolster our safety systems. We made important progress in 2024 — including a 56 percent reduction in serious incidents for employees — and we remain focused on driving further improvements toward our ultimate goal of operating injury-free.

We are also focused on providing high-value development opportunities for our employees, and in 2024 we made several investments to enhance career resources, training and tools. We continued building out our technical training program with a team focused on creating high-quality training materials that capture institutional knowledge and build competency for current and future generations. We developed updated Leadership Competencies to help us strengthen alignment around core leadership qualities across the company, and we also launched a new mentoring app to accelerate growth and networking opportunities for employees. Overall, we provided classroom leadership training to 365 leaders in 2024, and we significantly expanded our online soft skills training catalog for all employees. We also made meaningful progress in our efforts to create a truly inclusive and supportive environment for our employees. We are committed to advancing this work as a critical component of our long-term success.

Mark Allsup | Snow Peak Tree Farm, Ore.



Jann Futrell | Hudson Bay, Sask.


Weyerhaeuser
SHEATHING
Weyerhaeuser
SHEATHING

DEMONSTRATING OUR DISCIPLINED APPROACH TO CAPITAL ALLOCATION

We continued to demonstrate the durability of our portfolio and the flexibility of our capital allocation framework across market cycles in 2024. Despite significant market-related headwinds, we generated Adjusted Funds Available for Distribution (Adjusted FAD)* of $567 million and returned $735 million of cash to shareholders based on 2024 results. This included $582 million paid through our quarterly base dividend, which we increased by 5.3 percent in 2024, and $153 million of opportunistic share repurchases completed during the year. In addition to meaningful cash returns, we also continued to invest in our businesses through capital expenditures and deployed cash toward strategic growth opportunities in 2024. These are notable achievements given the challenging market backdrop, and they are a direct result of the actions we have taken over the last several years to make Weyerhaeuser a stronger and more valuable company.

LOOKING AHEAD

We are well-positioned to capitalize on opportunities as markets improve, build on our strong operating performance and pursue strategic growth opportunities. I am encouraged by the resilience of the single-family housing market and maintain a favorable outlook for the demand fundamentals that support our businesses. We have talented people, an unparalleled portfolio of assets, a strong balance sheet and an enduring culture that continues to be the foundation of our long-standing success. We remain focused on safety, pursuing OpX and innovation opportunities across the company, serving our customers and driving superior returns for our shareholders.

Thank you for your ownership and support as we work together in advancing the world's premier timber, land and forest products company.

Devin W. Stockfish

Devin W. Stockfish
President & Chief Executive Officer

This report contains statements concerning the company's future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are based on our current expectations and assumptions and are not guarantees of future events or performance. The realization of our expectations and the accuracy of our assumptions are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in these statements, and these risks and uncertainties include, but are not limited to, those set forth in our 2024 Annual Report on Form 10-K, which forms a part of this annual report, as well as those set forth from time to time in our other public statements, reports and filings with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise.

*This report references Adjusted EBITDA and Adjusted FAD, which are financial measures calculated and presented other than in accordance with GAAP. The most comparable GAAP measure for Adjusted EBITDA is Net Earnings, and a reconciliation of Adjusted EBITDA to Net Earnings and related information is set forth in our 2024 Form 10-K. The most comparable GAAP measure for Adjusted FAD is Net Cash from Operations, and a reconciliation of Adjusted FAD to Net Cash from Operations and related information is set forth in our 2024 Form 10-K.

We have not provided a reconciliation of forecasted Adjusted EBITDA related to NCS or the investment in our new TimberStrand® facility to the most comparable GAAP measure because Adjusted EBITDA excludes the impact of certain items, and management cannot estimate these items or the impact they will have on Adjusted EBITDA without unreasonable effort. As a result, investors may be unable to accurately compare the expected impact to our historical results or the results or expected results of other companies that may have treated such matters differently. Nonetheless, management believes that providing this forward-looking non-GAAP information is useful to investors, and given the uncertain nature of forward-looking statements, we believe investors are able to take into account the inherent limitations of this forward-looking non-GAAP information. We cannot reasonably predict the occurrence, timing or amount of any of the items that we exclude from our Adjusted EBITDA estimate. Accordingly, the actual effect of these items, when determined, could potentially be significant to the calculation of Adjusted EBITDA and actual results may differ materially from our estimate.

**We reconcile Adjusted EBITDA for our NCS business to operating income, as that is the most directly comparable GAAP measure. NCS Adjusted EBITDA of $84 million for 2024 is derived by taking operating income of $55 million and adding back basis of real estate sold of $28 million and depreciation, depletion and amortization of $1 million.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
COMMISSION FILE NUMBER 1-4825

WEYERHAEUSER COMPANY

A WASHINGTON CORPORATION

91-0470860

(IRS EMPLOYER IDENTIFICATION NO.)

220 OCCIDENTAL AVENUE SOUTH, SEATTLE, WASHINGTON 98104-7800 TELEPHONE (206) 539-3000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	TRADING SYMBOL(S)	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Shares ($1.25 par value)	WY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant based on the closing sale price as of the last business day of the most recently completed second fiscal quarter ended on June 30, 2024, as reported on the New York Stock Exchange Composite Price Transactions, was approximately $20.6 billion.

As of February 4, 2025, 725,578 thousand shares of the registrant's common stock ($1.25 par value) were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the *Notice of the 2025 Annual Meeting of Shareholders and Proxy Statement* for the company's Annual Meeting of Shareholders to be held May 9, 2025, are incorporated by reference into Part III.

TABLE OF CONTENTS

OUR BUSINESS

Weyerhaeuser Company is one of the world's largest private owners of timberlands. We own or control 10.4 million acres of timberlands in the U.S. and manage long-term licenses covering 14.1 million acres in Canada. We manage these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Our objective is to maximize the long-term value of timberlands we own. We analyze each timberland acre comprehensively to understand its highest-value use. We realize this value in many ways, most notably through growing and harvesting the trees, but also by selling properties when we can create incremental value. In addition, we focus on opportunities to realize value through lease and royalty agreements for the surface and subsurface rights that exist in our ownership, including through our natural climate solutions business.

We are also one of the largest manufacturers of wood products in North America. We manufacture and distribute high-quality wood products, including structural lumber, oriented strand board, engineered wood products and other specialty products. These products are primarily supplied to the residential, multi-family, repair and remodel, industrial and light commercial markets. We operate 34 manufacturing facilities in the United States and Canada.

Sustainability and citizenship are part of our core values. Our sustainably managed forests and our wood products play a critical role in mitigating climate change, and our carbon record shows that our net impact is significantly carbon negative. In addition to practicing sustainable forestry, we focus on energy and resource efficiency, reducing greenhouse gas emissions, conserving natural resources and offering sustainable products that meet our customers' needs. We outperform national industry safety rates, actively support the communities in which we operate and communicate transparently with our investors and other stakeholders. We are recognized for our leading performance in the areas of ethics, citizenship and gender equality.

This portion of our Annual Report on Form 10-K provides detailed information about who we are and what we do. Unless otherwise specified, current information reported in this Form 10-K is as of or for the fiscal year ended December 31, 2024. Throughout this Form 10-K, unless specified otherwise, references to "we," "our," "us" and "the company" refer to the consolidated company. We break out financial information such as revenues, earnings and assets by the business segments that comprise our company. We also discuss the geographic areas where we do business.

WE CAN TELL YOU MORE

AVAILABLE INFORMATION

We meet the information reporting requirements of the Securities Exchange Act of 1934 by filing periodic reports (annual reports on Form 10-K, quarterly reports on Form 10-Q), current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission (SEC). These reports and statements, which contain information about our business, financial results, corporate governance and other matters, as well as amendments to these reports and statements, are available at:

- the SEC website — www.sec.gov and
- our website (free of charge) — www.weyerhaeuser.com.

When we file or furnish information electronically with the SEC, it is also posted to our website.

WHO WE ARE

We were incorporated as Weyerhaeuser Timber Company in the state of Washington in January 1900, when Frederick Weyerhaeuser and 15 partners bought 900 thousand acres of timberland. Today, we are working to be the world's premier timber, land and forest products company for our shareholders, customers and employees.

REAL ESTATE INVESTMENT TRUST (REIT)

Weyerhaeuser Company qualifies as a REIT under the Internal Revenue Code of 1986, as amended (IRC) and REIT income can be distributed to shareholders without first paying corporate level tax, which substantially eliminates the double taxation of income. We own a substantial amount of our timberland assets through two subsidiaries: Weyerhaeuser Timber Holdings, Inc., which holds our western timberland assets and began qualifying as a REIT beginning in the tax year 2022; and Weyerhaeuser Forest Holdings, Inc., which holds our southern timberland assets and intends to qualify as a REIT beginning in the tax year 2025. We expect to derive most of our REIT income from our timberlands, including gains from the sales of our standing timber and rent from recreational leases. We are required to pay federal corporate income taxes on earnings of our Taxable REIT Subsidiaries (TRSs), which include our Wood Products segment and a portion of our Timberlands and Real Estate, Energy and Natural Resources segments.

OUR BUSINESS SEGMENTS

In our *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)* section you will find discussion of our overall performance results for our business segments, which are as follows:

- Timberlands;
- Real Estate, Energy and Natural Resources (Real Estate & ENR) and
- Wood Products.

Detailed financial information about our business segments and our geographic locations is provided in *Note 2: Business Segments* and *Note 19: Geographic Areas*.

EFFECT OF MARKET CONDITIONS

The health of the U.S. housing market strongly affects the performance of all our business segments. Our Wood Products segment primarily sells into the new residential building and repair and remodel markets. Demand for sawlogs within our Timberlands segment is directly affected by domestic production of wood-based building products as well as export markets. Seasonal weather patterns impact the level of construction activity in the U.S., generally characterized by a reduction in activity during the winter months, which in turn affects the demand for our logs and wood products. Our Real Estate & ENR segment is affected by a variety of factors, including the general state of the economy, local real estate market conditions, the level of construction activity in the U.S. and the evolution of emerging renewable energy and carbon-related markets.

COMPETITION IN OUR MARKETS

We operate in highly competitive domestic and foreign markets, with numerous companies selling similar products. Many of our products also face competition from substitutes for wood products. We compete in our markets primarily through product quality, service levels and price.

Our business segments' competitive strategies are as follows:

- Timberlands — Capture maximum timber value from every acre we own or manage.
- Real Estate & ENR — Deliver premiums to timberland value by identifying and monetizing higher and better use lands and capturing the full value of surface and subsurface assets, including through our natural climate solutions business.
- Wood Products — Manufacture high-quality structural lumber, oriented strand board and engineered wood products, as well as deliver complementary building products for residential, multi-family, industrial and light commercial applications at competitive costs.

INNOVATION AND OPERATIONAL EXCELLENCE

We are committed to driving innovation and operational excellence across all facets of our business. By leveraging cutting-edge technologies and fostering a culture of continuous improvement, Weyerhaeuser consistently improves reliability and safety, enhances its operational efficiency, mitigates disruption from external challenges and seizes new market opportunities. The company's relentless focus on innovation is evident in its strategic initiatives aimed at optimizing resource utilization, reducing costs and delivering superior value to our customers.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) PRACTICES

Sustainability has been one of the core values of our company for nearly 100 years. We have spent decades building a solid foundation characterized by excellence in environmental stewardship, social responsibility and corporate governance. Maintaining a strong ESG foundation is a key component of our ability to drive long-term shareholder value, and these principles guide us in how we conduct our business every day.

ENVIRONMENTAL STEWARDSHIP

As a pioneer in sustainable forestry, we have environmental stewardship deeply rooted in our business and very much at the core of our company. To operate successfully, we need our forests to provide a sustainable supply of wood fiber now and long into the future. To ensure our forests remain healthy and valuable for decades to come, we protect and enhance the many additional benefits they provide, such as clean water, clean air and critical areas for biodiversity. We also enhance the environmental footprint in our wood products manufacturing business, including reducing air emissions, minimizing waste and maximizing wood recovery. These actions are prudent for our business, good for the environment and essential to how we run our operations sustainably.

PRACTICING SUSTAINABLE FORESTRY

As one of the world's oldest and largest private timberland owners, we've been growing, harvesting and regrowing forests for more than a century. We have been managing our forests sustainably for a very long time. We advocated for legislation in 1925 to encourage reforestation after harvest, which was an uncommon practice at the time. In 1937, we began research into sustainable yield forestry, which ensures harvesting does not diminish a forest's ability to provide the same volume in the future. In 1938, we were one of the first companies to plant tree seedlings, and in 1941 we established the first certified tree farm in the U.S. We harvest, on average, only two percent of our forests each year, and 100 percent of our timberlands are reforested after harvesting. We plant more than 100 million tree seedlings per year, about 190 trees per minute throughout the year.

CARBON RECORD

Our carbon record shows that our net impact is significantly carbon negative, meaning we remove substantially more carbon from the atmosphere than we emit each year.

In 2023, our scope 1 carbon emissions were 0.4 million metric tons of carbon dioxide equivalent ($mtCO_2e$), primarily attributable to fuel usage within our wood products mills and fertilizer application in our timberlands. Also in 2023, our location- and market-based scope 2 emissions were 0.5 million and 0.4 million $mtCO_2e$, respectively, which are emissions from the energy we purchase. Our scope 1 and scope 2 emissions are calculated in accordance with the Greenhouse Gas Protocol's Corporate Accounting and Reporting Standard. We obtained limited assurance of our 2023 scope 1 and scope 2 emissions from a third-party attestation provider.

In 2023, our scope 3 emissions totaled 9.3 million $mtCO_2e$, primarily generated by customers who purchase our wood fiber and the end-of-life emissions of the products we sell. Our scope 3 emissions are calculated in accordance with the Greenhouse Gas Protocol's Corporate Value Chain (Scope 3) Accounting and Reporting Standard.

Our sustainably managed forests play a critical role in helping to mitigate climate change. As our millions of acres of forests grow, they absorb carbon dioxide from the atmosphere and store it in their trunks, limbs and roots, as well as in the soil. In 2023, our direct carbon removals totaled 9 million $mtCO_2e$ (the increase in above-ground carbon in our U.S. timberlands attributable to forest growth and management practices after we account for harvest and mortality). Also in 2023, the indirect carbon removals across our value chain were 29 million $mtCO_2e$ (primarily carbon stored in our own long-lived wood products and products that our customers make from our logs).

In 2023, our forests contained between 2.3 billion and 3.6 billion $mtCO_2e$. Approximately 1.0 billion $mtCO_2e$ was stored in our trees and roots, and an additional 1.3 billion to 2.6 billion $mtCO_2e$ was stored in soil and other biomass. After our trees are harvested, much of their carbon remains stored in the long-lived wood products made from them for the life of those products. After harvest, we plant millions of new trees, which then begin absorbing more CO_2 from the atmosphere, and the next round of wood products store more carbon yet again. Our managed forests also provide other climate benefits. They mature more quickly and are able to bank more carbon through faster, continuous rotations, all while maintaining the vast pool of carbon in the forest soil. In addition, using wood for construction requires less energy and results in fewer greenhouse gas (GHG) emissions compared with other building materials, such as steel and concrete.

We have a near-term science-based GHG emissions reduction target that has been approved by the Science Based Targets initiative at the most ambitious level, in alignment with the Paris Agreement goal of limiting global warming to 1.5 degree Celsius. Our target includes a commitment to reduce our scope 1 and 2 emissions by 42 percent overall, and our scope 3 emissions by 25 percent per ton of production, both by 2030, measured against a 2020 baseline. We are also members of The Climate Pledge, a commitment to achieve net-zero carbon emissions across our value chain by 2040. We expect to achieve these targets primarily through energy efficiency projects, increased renewable energy usage and supplier engagement. As companies across our value chain actively work to reduce their emissions, with many already taking action or making commitments, we expect our scope 3 emissions to decrease over time.

MAKING BETTER ENERGY CHOICES

We are members of the U.S. Department of Energy's (DOE) Better Plants Program, which includes a goal to improve purchased energy efficiency at our manufacturing facilities by 10 percent between 2020 and 2030. This partnership requires us to adopt a companywide goal to improve energy efficiency, annually report our progress to the DOE and develop an energy management plan. We have a comprehensive wood products energy strategy that we have begun implementing by developing short-term action plans, evaluation tools and energy champions at all sites. We also fully integrate GHG and energy metrics into capital planning processes and conduct energy audits at manufacturing sites. On average, we meet more than two-thirds of the energy needs in our manufacturing facilities from renewable biomass by using what would otherwise be wood waste from mill manufacturing residuals. This approach allows us to reduce our reliance on nonrenewable fossil fuels and purchased electricity. We also support other renewable energy solutions, such as wind and solar power, through our timberlands. In addition, we also supply other mills, companies and utilities with woody biomass that is used to produce renewable, carbon-neutral energy.

PROTECTING BIODIVERSITY

The forests we manage host hundreds of native vertebrate species, including large mammals such as deer, elk, cougar, black bear and bobcat, as well as a tremendous diversity of birds, reptiles, amphibians, insects, native fish and other aquatic species. Many of these species prefer different forest age classes and forest structures, or other habitat features on the landscape, such as riparian areas. Since our timberlands contain a matrix of forest stand ages, along with other special areas we protect around streams and wetlands, these forests support a high level of native biodiversity. To preserve and protect this balance, we regularly conduct biodiversity assessments across our forests as part of our ongoing stewardship and forest management operations. These assessments include analyzing species occurrence data and assessing the presence of threatened, endangered, critically imperiled, imperiled and other regionally significant species. Conducting biodiversity assessments across our land base gives us necessary insights to help design and implement best practices for habitat conservation and species protection throughout the course of our forest management activities. These practices include leaving buffers along riparian areas, surveying sites for species occurrences prior to harvesting and thinning activities, managing for specific habitat using prescribed burns or thinning harvests and refraining from harvesting during certain sensitive times.

IMPROVING CONSERVATION OUTCOMES

Ensuring our forests provide habitat features that support at-risk, sensitive or threatened and endangered species is a core component of our environmental stewardship. We pursue a number of programs to create and preserve critical habitat, including partnering on conservation easements and agreements, formal Habitat Conservation Plans (HCPs) with the U.S. federal government and mitigation banking. Conservation easements and other local agreements can assure sustainable forest practices and the long-term stewardship and protection of wildlife habitat, biodiversity and recreational access. These partnerships can be made with a variety of groups and organizations, and they allow natural resource management to continue, which helps protect the economic benefits of a working forest. We work with more than 20 different conservation partners across the U.S. to develop programs to expand public access, protect critical habitat and preserve sites of environmental, cultural and historical significance. HCPs are administered under the federal Endangered Species Act and help provide more specific guidance on the protection and enhancement of habitats for threatened and endangered species. We participate in more than 50 conservation agreements and collaborative efforts that address specific habitat needs of at-risk or sensitive species across our timberlands. Authorized through the U.S. Clean Water Act, mitigation banking allows us to set aside certain areas of our timberlands to preserve, enhance or restore a wetland, stream or habitat area to make up for development by another entity in a similar nearby ecosystem. Mitigation banks are regulated and

approved by the U.S. Army Corps of Engineers and a consortium of federal, state and local agencies. We currently operate 16 mitigation banks and projects, primarily in the U.S. South. Several other projects are in various stages of evaluation and development and we are always looking for new opportunities and partnerships to expand our impact.

CONTRIBUTING TO CLEAN WATER

Our forests are critical for providing clean water to communities in our watersheds. The trees, plants and soil absorb rain and snowmelt, allowing our forests to capture and slowly release clean water into the many streams, rivers and groundwater systems on our lands. Our sustainable forestry practices help us maintain our forests' ability to capture and filter water, ensuring our harvesting methods safeguard water quality for people, fish and countless other organisms. Because our forests rely on rainwater to grow, our company's measurable impact on water use is limited to our Wood Products manufacturing sites and offices, where water is either recycled or treated on-site, evaporated while products are drying or delivered to a local, publicly-owned treatment facility.

MINIMIZING WASTE

The primary products we produce are solid lumber, wood panels and engineered wood products. Wood shavings, sawdust, chips and bark are sold or delivered to downstream customers who make other essential products for society. Toilet paper, diapers, paper, cartons, boxes, bags, landscaping mulch and wood pellets are just a few of the countless products made from our wood fiber, as well as forest and mill by-products. We are always looking for ways to reduce the amount of waste we generate, including finding responsible methods for reuse and recycling. On average, 99 percent of our wood residuals are used to create other products or to generate energy.

VERIFYING WITH CERTIFICATION

To prove our forest management and wood fiber procurement practices are sustainable, we participate in independent certification programs for forest management, fiber sourcing and chain of custody. Our entire timberland portfolio is certified to the Sustainable Forestry Initiative® (SFI) Forest Management Standard. That compares with only 11 percent of the world's forests that are certified today (the vast majority of these certified forests are in the Northern Hemisphere). Internationally recognized forest certification standards, such as SFI®, Programme for the Endorsement of Forest Certification (PEFC), the American Tree Farm System®, and the Forest Stewardship Council®, provide customers and stakeholders with an objective, third-party determination of whether companies are implementing sustainable forestry practices and making products that come from legal and well-managed sources. We are vocal supporters of the importance of these standards and the use of independent, third-party audits to verify compliance and promote sustainable forestry around the world. At Weyerhaeuser, we choose to certify our timberlands and operations to SFI's standards because they are strong, science-based standards that have effectively pushed forestry in a more sustainable direction. These standards are designed specifically for operations in North America, and we value SFI's approach, especially around logger training and the requirement to invest in and apply research back into our operations. In addition to our forests, we certify all of our manufacturing facilities to the SFI Fiber Sourcing or Certified Sourcing standards, and select sites are certified to the SFI and PEFC Chain of Custody standards.

SOCIAL RESPONSIBILITY

Throughout our long history, social responsibility has been an integral part of how we do business. Our company needs diverse, talented workers to grow, innovate and thrive with us for decades to come. Because we depend on our people, we have a responsibility to create a safe, inclusive work environment where employees are proud to spend their careers. We also need strong communities around us, filled with people who trust and support our work.

OUR PEOPLE BY THE NUMBERS

In 2024, we employed 9,440 employees, including 8,077 in the United States,1,355 in Canada and 8 in Japan. Of these employees, 2,355 are members of unions covered by multi-year collective-bargaining agreements.

Our employees by business segment were as follows:

SEGMENT	NUMBER OF EMPLOYEES
Timberlands	1,315
Real Estate & ENR	72
Wood Products	7,206
Corporate	847
Total	9,440

SAFETY

Safety is a core value at Weyerhaeuser, which means safety comes first in everything we do. We are deeply committed to eliminating serious and fatal injuries, and to ultimately achieving an injury-free workplace. Our industry-leading safety results are driven by:

- caring leadership with a safety-focused "tone at the top";
- robust safety policies and practices;

- engaged employees with regular safety training and education and
- a strong companywide focus on identifying and reducing hazards and risks.

We regularly review safety incidents, risk-identification reports and "near-miss" incidents and apply key learnings across our organization. Our efforts have resulted in a significant and sustained reduction in the number and severity of recordable injuries over time. This includes a drop in our Recordable Incident Rate, which is the number of Occupational Safety and Health Administration-defined recordable injuries and illnesses that occur per 100 workers working in one year, from 3.85 in 2000 to 1.99 in 2024.

TALENT MANAGEMENT

Attracting, engaging, developing and retaining talented people is a core component of our sustainable business model. To support this, we focus a great deal of energy and resources on recruiting, onboarding, training, coaching, leadership development, career planning, succession planning, pay and benefits and inclusion.

Recruiting and Onboarding

Any business that can attract top talent has a clear advantage, and our goal is to be an employer of choice in our industry and beyond. Each year, we recruit, hire and onboard hundreds of people. To excel in this area, we:

- connect our recruiters with HR and business leaders to monitor workforce plans and proactively source and build talent pipelines;
- build relationships with faculty and students at strategic universities and technical colleges;
- engage with teachers and students at schools in our operating communities;
- partner with third-party workforce development organizations that are focused on building the critical skills we need and
- focus on making our hiring and onboarding experience positive for all candidates and new hires.

Training and Career Planning

Our employees are eager to learn and grow throughout their careers, and our business success depends on building a motivated and competent workforce. To promote growth and development for our employees we engage in a number of activities, including:

- developing and deploying business-specific technical training for critical roles;
- providing a comprehensive online catalog of training options to grow people and business skills;
- offering easy access to find mentors throughout the company via a mentoring app and

- engaging in career planning discussions with employees and providing tools to develop robust individual development plans.

In 2024, our employees logged more than 65,000 hours of training in our online learning management system, which tracks both virtual and classroom courses delivered.

Leadership Development and Succession

Growing a strong pipeline of highly competent and talented leaders is essential to our long-term success. Each year, we invest in developing our leaders and proactively build ready-now pipelines by:

- delivering in-house front-line, mid-level and executive development programs to hundreds of leaders;
- using defined competencies and development plans to help leaders identify their strengths and improve their gaps;
- conducting rigorous internal talent assessment and succession planning sessions and
- monitoring our people development strategies and workforce plans to proactively address any gaps.

In 2024, more than 350 of our leaders participated in our signature development programs.

Competitive Pay and Benefits

We offer competitive compensation and benefits packages based on eligibility, experience, knowledge and skill level that are designed to attract and retain talented employees and reward superior performance. Some of our benefits include:

- company match for retirement plans;
- comprehensive medical, vision and dental coverage;
- company contributions to health savings accounts;
- wellness and mental health programs;
- paid parental leave;
- paid time off and
- adoption support.

Inclusive Workplace

Inclusion is a core value at Weyerhaeuser because we know our success depends on leveraging diverse experiences and points of view to foster innovation, facilitate better decision-making and ultimately create a stronger company. To ensure our workplace is inclusive we:

- have "no tolerance" policies regarding discrimination and harassment of employees, suppliers, customers and visitors;
- conduct recurrent reviews of pay equity and address gaps;
- ensure hiring decisions are fair, strictly based on qualifications and free of discrimination of any type;
- offer inclusion-related training to all employees;
- have eight employee-led resource groups that are open to all employees and

- conduct companywide surveys to collect feedback on our inclusive culture so we can continuously improve.

In response to feedback surveys conducted for 2024, 84 percent of all employees agreed their work environment is inclusive. We publish our Employment Information Report (EEO-1) summary data in the sustainability section of our website.

We will continue to closely monitor evolving best practices and will make adjustments to our approach as necessary and appropriate.

COMPANY CULTURE AND ENGAGEMENT

We consider our strong company culture to be a competitive advantage. We are intentional in our efforts to preserve the aspects of our workplace environment that make our company a great place to work, as well as continuously improve and evolve our culture. At the heart of our culture is an unwavering commitment to our core values — safety, integrity, citizenship, sustainability and inclusion. These values are cited often by our employees and are visible throughout our organization. We also embrace five key behaviors that shape our culture and guide how we work together — urgency, accountability, courage, simplicity and innovation. To assess the health of our culture, we conduct regular companywide surveys to collect candid feedback from employees and assess overall engagement. In 2024, we conducted an engagement survey of all employees and our response rate was 81 percent. Our overall engagement favorability score from this group was 86 percent and our average favorability score on questions about the strength of our values was 85 percent. Another indicator we monitor to assess the strength of our company culture is voluntary turnover, which was 10 percent in 2024 (down from 11 percent in 2023).

SUPPORTING OUR COMMUNITIES

We operate in rural communities across North America, and we are proud to invest our time and money to help ensure they are thriving places to live and work. In 2024, we provided $6.5 million in charitable grants, partnerships, matching gifts, research support and in-kind giving to our communities. We also announced the second community we are supporting through our THRIVE program, which involves a commitment to invest a total of $5 million across five of our operating communities that are most in need of support. Additionally, our employees volunteered over 23,000 hours of their time to causes they care about. Through our companywide employee giving platform, we provide an easy way for all employees to donate to charities using payroll deduction, and we offer company match programs for both employee donations and volunteerism hours.

PROMOTING ENVIRONMENTAL EDUCATION

Drawing on more than a century of experience in sustainable forestry, we share our story and expertise through tours of our forests and facilities across North America, and we also operate two centers that are open to the public and provide a range of experiential opportunities to learn about forestry, ecology and environmental issues. In Washington, our Mount St. Helens Forest Learning Center is full of exhibits that tell the story of Mount St. Helens and the return of the forest through interactive, hands-on activities and visual displays. In North Carolina, our Cool Springs Environmental Education Center offers a 1,700-acre working forest and outdoor classroom for visitors to explore forestry working in harmony with wildlife habitat, air quality, water quality and recreational activities.

STRONG GOVERNANCE

Our corporate governance practices and policies promote the long-term interests of our shareholders, strengthen the accountability of our board of directors and management and help build public trust in our company. Our governance framework is built on a foundation of written policies and guidelines, which we monitor and modify on a continuous basis to reflect changing best practices and legal requirements, as well as feedback from our shareholders. Following are summaries of some of our important governance practices.

BOARD COMPOSITION AND INDEPENDENCE

Our corporate governance guidelines and the listing requirements of the New York Stock Exchange (NYSE) require that a majority of the board be comprised of independent directors. Our current board composition far exceeds this requirement, as nine of our ten directors are independent, with the one exception being our chief executive officer. We have appointed eight new directors to our board since 2015. Four of our directors are women, including one woman of color, and two of our three key board committees are chaired by female directors. Our board chair and our chief executive officer are currently separate. Our board chair is an independent director, but to the extent the board chair were not independent, our Corporate Governance Guidelines require that the board appoint a lead independent director to preside over executive sessions of the independent directors and be responsible for communicating to management regarding any comments or concerns of the directors. We believe these governance structures provide effective monitoring and objective evaluation of the chief executive officer's performance and support the board's independent oversight of the company's performance and governance standards. All of our directors stand for election annually, and we have a majority voting standard in uncontested elections. The board has regular executive sessions of independent directors, and the Audit, Compensation, and Governance and Corporate Responsibility Committees are all composed solely of independent directors in accordance with NYSE and SEC rules.

EXECUTIVE COMPENSATION

Our compensation program is designed to reflect a strong pay-for-performance alignment that will result in superior financial results and create long-term value for shareholders. The Compensation Committee completes a risk assessment of the company's compensation program on an annual basis and also reviews the program and considers feedback from shareholders to ensure that compensation is appropriately linked to performance against company strategy and is aligned with the interests of our shareholders. Some of our leading executive compensation practices include:

- balanced focus on both long-term strategic and financial objectives and shorter-term business objectives, with significant weighting of pay tied to performance-based compensation and a material portion of compensation in the form of equity awards with multi-year vesting;
- "double trigger" accelerated vesting of our long-term incentive equity awards upon a change of control;
- incentive compensation recovery policy that requires the Compensation Committee to pursue recovery of incentive compensation received by executive officers in the event of a restatement of the company's financial statements, subject to narrowly defined exceptions and
- limited executive perquisites such as relocation-related benefits, security services on an "as needed" basis, financial counseling and annual executive health screenings.

SHARE OWNERSHIP REQUIREMENTS

We have share ownership requirements for our executive officers and directors that require each of them to hold a multiple of his or her base salary (or cash compensation) in shares of Weyerhaeuser stock. The minimum holding requirement is 6x base salary for our chief executive officer, 3x base salary for our senior vice presidents, and 5x annual cash retainer for our non-employee directors. Until the required ownership levels are achieved, executives must retain 75 percent of the net profit shares acquired when restricted stock units (RSUs) and performance share units (PSUs) vest. Net profit shares are shares remaining after payment of taxes upon vesting of the related equity award. A director may sell shares issuable upon vesting of RSUs only for purposes of paying the taxes due upon vesting but must otherwise hold 100 percent of the net shares granted to him or her until the ownership requirement has been satisfied. Our Compensation Committee monitors and confirms that our directors and officers are in compliance with these requirements. Additionally, we have an anti-hedging and trading policy which prohibits our directors, executive officers and employees who report directly to our executive officers from hedging their ownership of the company's stock. The policy also prohibits directors and executive officers from pledging company stock, engaging in any short sales of company stock or trading company stock on margin.

CODE OF ETHICS

Integrity is a core value at Weyerhaeuser. We have a strong culture of ethics and integrity at every level of our company. Since our founding in 1900, we have consistently been recognized for our ethical business practices, compliance and high standards. In 2024, we were named for the 15th time as one of the World's Most Ethical Companies® by Ethisphere Institute, a global leader in defining and advancing the standards of ethical business practices. Our Code of Ethics applies to all employees and members of our board, and it is an expression of our commitment and shared responsibility to conduct our business affairs ethically with stakeholders, including employees, communities, customers, suppliers, contractors and shareholders. Our employees also participate in regular compliance and ethics training, role-model and promote ethical behavior, and are instructed on how to communicate concerns of unethical behavior.

SHAREHOLDER ENGAGEMENT

We believe that maintaining regular and active dialogue with our shareholders is important for effective corporate governance as well as to our commitment to deliver sustainable, long-term value to our shareholders. We engage with our shareholders on a variety of topics throughout the year to ensure we are addressing questions and concerns, to seek input and to provide perspective on our policies and practices. Shareholder feedback is regularly reviewed and considered by the board and its committees and is reflected in adjustments and enhancements to our policies and practices. We remain committed to investing time with our shareholders to maintain transparency and to better understand their views on key issues.

SHAREHOLDER RIGHTS

Shareholder Proxy Access

Our company Bylaws allow eligible shareholders to nominate candidates to the board of directors who are included in the company's proxy statement and ballot. This process for inclusion of shareholder nominees in the proxy statement is in addition to previously existing Bylaw provisions that allow shareholders to nominate directors to the board without access to the company's proxy statement.

Shareholders' Right to Call Meetings

Our company Bylaws provide that special meetings of our shareholders may be called by shareholders representing at least 25 percent of the company's outstanding shares if certain notice and other procedural requirements are followed and if the board determines that the matters of business to be brought before the meeting are appropriate for shareholder action under applicable law.

DISCIPLINED RISK MANAGEMENT

Making the right decisions for our business requires understanding risk. We use disciplined processes to manage our risks, which include, among other areas, environmental, safety, social, legal, operational and public-policy risks so our leaders and employees can make sound and informed decisions. Our enterprise risk management group evaluates the likelihood of various risks and determines the potential magnitude of impact to our company. The analysis is conducted under the guidance of our vice president of risk and chief compliance officer, who reports to our senior vice president and general counsel and also reports to our Governance and Corporate Responsibility Committee on matters relating to ethics and compliance and to our full board of directors on matters relating to risk. We also conduct internal audits regularly to ensure compliance with environmental, safety, financial, disclosure and other regulations; voluntary standards; and our own company policies. When noncompliance issues are identified, we develop, implement and track corrective action plans to ensure timely resolution. An independent public accounting firm audits our accounting processes, financial reporting and internal controls on an ongoing basis. We also focus on managing cybersecurity risk through a program that includes information security training, systems testing, testing and audit of our IT controls, and alignment of our program with the National Institute of Standards and Technology Cybersecurity Framework (see further discussion at *Item 1C Cybersecurity*). We also maintain and regularly update other company policies that guide our business, inform our employees and help manage our identified risks, including the following: Anti-Bribery Policy; Anti-Discrimination, Anti-Harassment and Equal Employment Opportunity Policy; Insider Trading Policy; Related Party Transactions Review and Approval Policy; Anti-Hedging and Anti-Pledging Policy; Chemical Management Policy; Code of Ethics; Environmental Policy; Health and Safety Policy; Human Rights Policy; Product Stewardship Policy; Supplier Code of Ethics; Sustainable Forestry Policy; Threatened and Endangered Species Policy; and Wood Procurement Policy.

PARTICIPATING IN PUBLIC POLICY

Our ethical and transparent involvement in public policy includes coalition and relationship building, advocacy, political contributions and grassroots activities. As active members of our communities, we participate in the political process to help shape policy and legislation affecting our company and industry and do so without regard to the private political preferences of executives. All political contributions are managed by our government affairs team. Public policy and legislative priorities are reviewed annually with senior business leaders, our board of directors and our Governance and Corporate Responsibility Committee. We follow both the letter and the spirit of the laws governing lobbying. Our managers receive regular training on current laws and practices, and we work fairly and honestly with public officials at all levels. Some states allow companies to contribute directly to campaigns for state and local offices and for ballot measures. We file these contributions as required at state and local levels. We also sponsor a U.S. Weyerhaeuser Political Action Committee (WPAC), which solicits voluntary contributions from eligible shareholders, employees and our board of directors. WPAC contribution reports are filed with the Federal Election Commission, and we provide a summary of our annual WPAC political donations in the sustainability section of our website.

WHAT WE DO

This section provides information about how we:

- grow and harvest trees,
- maximize the value of every acre we own and
- manufacture and sell wood products.

For each of our business segments, we provide details about what we do, where we do it, how much we sell and where we are headed.

TIMBERLANDS

Our Timberlands segment manages 10.4 million acres of private commercial timberlands in the U.S. We own 9.8 million of those acres and control the remaining acres through long-term contracts. In addition, we have renewable, long-term licenses on 14.1 million acres of Canadian timberlands.

WHAT WE DO

Forestry Management

Our Timberlands segment:

- grows and plants seedlings to reforest harvested areas using the most effective regeneration method for the site and

species (natural regeneration is employed and managed in parts of Canada and the northern U.S.);
- manages our timberlands as the trees grow to maturity;
- harvests trees to be converted into wood products, such as lumber, oriented strand board, engineered wood products, pellets, pulp and paper;
- manages the health of our forests to sustainably maximize harvest volumes, minimize risks, and protect unique environmental, cultural, historical and recreational value and
- offers recreational access.

We seek to maximize the returns from our timberlands by selling delivered logs and through stumpage sales to both internal and external customers. We leverage our expertise in forestry using research and planning systems to optimize log production and innovative planting and harvesting techniques across varying terrain. We use intensive, customized silviculture to increase forest productivity and returns while managing our forests on a sustainable basis. We use our scale, infrastructure and supply chain expertise to deliver reliable and consistent supply to our customers.

Competitive factors within each of our market areas generally include price, species, grade, quality, proximity to wood-consuming facilities and the ability to consistently meet customer requirements. We compete in the marketplace through our ability to provide customers with a consistent and reliable supply of high-quality logs at scale volumes and competitive prices. Our customers also value our status as a SFI certified supplier.

Sustainable Forestry Practices

We manage our forests intensively to maximize the value of every acre and produce a sustainable supply of wood fiber for our customers. At the same time, we are careful to protect biological diversity, water quality and other ecosystem values. Our working forests also provide unique environmental, cultural, historical and recreational value. We work hard to protect these and other qualities, while still managing our forests to produce financially mature timber. We follow regulatory requirements, voluntary standards and certify 100 percent of our North American timberlands under the SFI Forest Management Standard.

Canadian Forestry Operations

In Canada, we manage timberlands under long-term licenses that serve as the primary source of raw material for our manufacturing facilities in various provinces. When we harvest trees, we pay the provinces at stumpage rates set by the government. We transfer logs to our manufacturing facilities at cost and do not generate any significant profit from the harvest of timber from our licensed acres in Canada.

Timberlands Products

PRODUCTS	HOW THEY'RE USED
Delivered logs: • Grade logs • Fiber logs	Grade logs are made into lumber, plywood, veneer and other products used in residential homes, commercial structures, furniture, industrial and decorative applications. Fiber logs are sold to pulp, paper, oriented strand board and pellet mills to make products used for printing, writing, packaging, homebuilding, consumer products and renewable energy.
Timber	Standing timber is sold to third parties through stumpage sales.
Recreational leases	Timberlands are leased or permitted for recreational purposes.
Other products	Seeds and seedlings grown in the U.S. and wood chips.

HOW WE MEASURE OUR PRODUCTS

We use multiple units of measure when transacting business including:

- Thousand board feet (MBF) — used in the West to measure the expected lumber recovery from a tree or log and
- Green tons (GT) — used in the South to measure weight; factors used for conversion to product volume can vary by species, size, location and season.

We report Timberlands volumes in ton equivalents.

WHERE WE DO IT

As of December 31, 2024, we sustainably managed timberlands in 17 states. This included owned or contracted acres in the following locations:

- 2.5 million acres in the western U.S. (Oregon and Washington);
- 6.7 million acres in the southern U.S. (Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina, Texas and Virginia) and
- 1.2 million acres in the northern U.S. (Maine, New Hampshire, Vermont and West Virginia).

In Canada, we manage timberlands under long-term licenses that provide raw material for our manufacturing facilities. These licenses are in Alberta, British Columbia, Ontario and Saskatchewan.

Our total timber inventory — comprised of timber on owned and contracted land in the U.S. — is approximately 594 million tons. This timber inventory does not translate into a specific amount of lumber or panel products because the quantity of end products varies according to the age, species, size and quality of the timber and will change over time as these variables adjust.

We maintain our timber inventory in an integrated resource inventory system and geographic information system (GIS). The resource inventory component of the system is proprietary and is largely based on internally developed methods, including growth and yield models developed by our research and development organization. The GIS component is based on GIS software that is viewed as the standard in our industry.

Timber inventory data collection and verification techniques include the use of industry standard field sampling procedures as well as proprietary remote sensing technologies in some geographies. The data is collected and maintained at the timber stand level.

We also own and operate nurseries and seed orchards in Alabama, Arkansas, Georgia, Louisiana, Mississippi, Oregon, South Carolina and Washington.

Summary of 2024 Standing Timber Inventory

GEOGRAPHIC AREA	MILLIONS OF TONS AS OF DECEMBER 31, 2024
	TOTAL INVENTORY(1)
U.S.:	
West	
Douglas-fir/Cedar	156
Whitewood	22
Hardwood	13
Total West	191
South	
Southern yellow pine	280
Hardwood	80
Total South	360
North	
Conifer	16
Hardwood	27
Total North	43
Total Company	**594**

(1) Inventory includes all conservation and non-harvestable areas.

Summary of 2024 Timberland Locations

GEOGRAPHIC AREA	THOUSANDS OF ACRES AS OF DECEMBER 31, 2024		
	FEE OWNERSHIP	LONG-TERM CONTRACTS	TOTAL ACRES(1)
U.S.:			
West			
Oregon	1,415	—	1,415
Washington	1,095	—	1,095
Total West	2,510	—	2,510
South			
Alabama	525	163	688
Arkansas	1,184	16	1,200
Florida	210	61	271
Georgia	571	24	595
Louisiana	1,005	350	1,355
Mississippi	1,113	35	1,148
North Carolina	660	—	660
Oklahoma	486	—	486
South Carolina	201	—	201
Texas	12	2	14
Virginia	117	—	117
Total South	6,084	651	6,735
North			
Maine	833	—	833
New Hampshire	24	—	24
Vermont	86	—	86
West Virginia	251	—	251
Total North	1,194	—	1,194
Total Company	**9,788**	**651**	**10,439**

(1) Acres include all conservation and non-harvestable areas.

We provide a year-round flow of logs to internal and external customers. We sell grade and fiber logs to manufacturers that produce a diverse range of products. We also sell standing timber to third parties and lease land for recreational purposes. Most of our timberlands are strategically located to take advantage of road, logging and transportation systems for efficient delivery of logs to customers.

Western United States

Our Western timberlands are well situated to serve the wood products and pulp markets in Oregon and Washington. For the year ended December 31, 2024, we sold 36 percent of our total Western log sales volume internally. Additionally, our location on the West Coast provides access to higher-value export markets for Douglas-fir and whitewood logs to Japan, China and Korea. Our largest export market is Japan, where Douglas-fir is a preferred species for higher-valued post and beam homebuilding. The size and quality of our Western timberlands, coupled with their proximity to several deep-water port facilities, competitively positions us to meet the needs of Pacific Rim log markets.

Our holdings are composed primarily of Douglas-fir, a species highly valued for its structural strength, stiffness and appearance. All of our lands are located on the west side of the Cascade Mountain Range with soil and rainfall conditions considered favorable for growing this species. Our standing timber inventory is comprised of 81 percent Douglas-fir, 12 percent whitewood and 7 percent hardwood.

Our management systems and supply chain expertise provide us with a competitive operating advantage in a number of areas including forestry and research, harvesting, marketing and logistics. Additionally, our scale, diversity of timberlands ownership and infrastructure on the West Coast allow us to consistently and reliably supply logs to our internal and external customers year-round.

We sell recreational use permits covering approximately 2 million acres of our owned Western timberlands.

2024 Western U.S. Inventory by Species



DOUGLAS FIR/CEDAR
WHITEWOOD
HARDWOOD
7%
12%
81%

2024 Western U.S. Inventory by Age / Species



MILLIONS OF TONS
60
50
40
30
20
10
0
AGE (in years)
0–9
10–19
20–29
30–39
40–49
50–59
60–89
90–134
135+
DOUGLAS FIR/CEDAR
WHITEWOOD
HARDWOOD

Note: Inventory charted includes all conservation and non-harvestable areas.

The average age of timber harvested from our Western timberlands in 2024 was 47 years. In accordance with our sustainable forestry practices, we harvest and replant an average of 2 percent of our Western acreage each year.

Southern United States

Our Southern timberland ownership, covering 11 states, is well situated to serve domestic wood products and pulp markets, including third-party customers and our own mills. For the year ended December 31, 2024, we sold 23 percent of our total Southern log sales volume internally. Additionally, our Atlantic and Gulf coastal locations position us to serve an emerging Asian log export market. Our standing timber inventory is comprised of 78 percent Southern yellow pine and 22 percent hardwood.

Operationally, we focus on efficiently harvesting and hauling logs from our ownership and capitalizing on our scale and supply chain expertise to consistently and reliably supply logs to our internal and external customers year-round.

We lease approximately 96 percent of our owned Southern acreage for recreational purposes.

2024 Southern U.S. Inventory by Species



SOUTHERN YELLOW PINE
HARDWOOD
22%
78%

2024 Southern U.S. Inventory by Age / Species



MILLIONS OF TONS
90
75
60
45
30
15
0
AGE (in years)
0-4
5-9
10-14
15-19
20-24
25-29
30+
SOUTHERN YELLOW PINE
HARDWOOD

Note: Inventory charted includes all conservation and non-harvestable areas.

The average age of timber harvested from our Southern timberlands in 2024 was 29 years. In accordance with our sustainable forestry practices, we harvest and replant an average of 2 percent of our acreage each year in the South.

Northern United States

Our Northern timberlands acres contain a diverse mix of temperate broadleaf hardwoods and mixed conifer species across timberlands located in four states. We grow over 35 species and market over 300 product grades to a diverse mix of customers.

Our large-diameter cherry, red oak and hard maple sawlogs and veneer logs serve domestic and export furniture markets. Our maple and other appearance woods are used in furniture and high-value decorative applications. In addition to high-value hardwood sawlogs, our log mix includes hardwood fiber logs for pulp and oriented strand board applications. Hardwood pulpwood is a significant market in the Northern region and we have long-term supply agreements, primarily at market rates, for nearly 90 percent of our hardwood pulp production. Our competitive advantages include a merchandising program to capture the value of premium hardwood logs.

2024 Northern U.S. Inventory by Species



CONIFER
HARDWOOD
37%
63%

2024 Northern U.S. Inventory by Age / Species



MILLIONS OF TONS
15
10
5
0
AGE (in years)
0-9
10-19
20-29
30-39
40-49
50-59
60-89
90-134
135+
CONIFER
HARDWOOD

Note: Inventory charted includes all conservation and non-harvestable areas.

The average age of timber harvested from our Northern timberlands in 2024 was 61 years. Timber harvested in the North is sold predominantly as delivered logs to domestic mills, including our manufacturing facilities. For the year ended

December 31, 2024, we sold 9 percent of our total Northern log sales volume internally. In accordance with our sustainable forestry practices, we harvest an average of 1 percent of our acreage each year in the North. Regeneration is predominantly natural, augmented by planting where appropriate.

Canada — Licensed Forestlands

We manage forestlands in Canada under long-term licenses from the provincial governments to secure volume for our manufacturing facilities in various provinces. The provincial governments regulate the volume of timber that may be harvested each year through Annual Allowable Cuts (AAC), which are updated every 10 years. As of December 31, 2024, our AAC by province was:

- Alberta — 2,211 thousand tons,
- British Columbia — 547 thousand tons,
- Ontario — 154 thousand tons and
- Saskatchewan — 633 thousand tons.

When the volume is harvested, we pay the province for that volume at stumpage rates set by the government. The harvested logs are transferred to our manufacturing facilities at cost (stumpage plus harvest, haul and overhead costs less any margin on selling logs to third parties). Any profit from harvesting the log through converting to finished products is recognized at the respective mill in our Wood Products segment.

Summary of License Arrangements

GEOGRAPHIC AREA	THOUSANDS OF ACRES AS OF DECEMBER 31, 2024
	TOTAL ACRES
Province:	
Alberta	5,399
British Columbia	1,147
Ontario[1]	2,574
Saskatchewan[1]	4,987
Total Canada	**14,107**

(1) License is managed by partnership.

HOW MUCH WE HARVEST

Our fee harvest volumes are managed sustainably across all regions to ensure the preservation of long-term economic value of the timber and to capture maximum value from the markets. This is accomplished by ensuring annual harvest schedules target financially mature timber and reforestation activities align with the growing of timber through its life cycle to financial maturity.

Five-Year Summary of Timberlands Fee Harvest Volumes

FEE HARVEST VOLUMES IN THOUSANDS OF TONS					
	2024	2023	2022	2021	2020
West[1]	8,902	8,753	7,858	8,084	8,542
South	24,514	25,177	24,329	23,304	23,149
North[2]	940	942	974	1,085	1,226
Total	**34,356**	**34,872**	**33,161**	**32,473**	**32,917**

(1) Western logs are primarily transacted in thousand board feet (MBF) but are converted to ton equivalents for external reporting purposes.
(2) In March 2020, we sold our Montana timberlands.

Five-Year Summary of Timberlands Fee Harvest Volumes — Percentage of Grade and Fiber

PERCENTAGE OF GRADE AND FIBER						
		2024	2023	2022	2021	2020
West	Grade	92%	91%	89%	92%	90%
	Fiber	8%	9%	11%	8%	10%
South	Grade	46%	47%	45%	49%	48%
	Fiber	54%	53%	55%	51%	52%
North[1]	Grade	35%	35%	37%	51%	49%
	Fiber	65%	65%	63%	49%	51%
Total	**Grade**	**58%**	**58%**	**55%**	**62%**	**60%**
	Fiber	**42%**	**42%**	**45%**	**38%**	**40%**

(1) In March 2020, we sold our Montana timberlands.

HOW MUCH WE SELL

Our net sales to unaffiliated customers over the last two years were $1.5 billion in 2024 and $1.7 billion in 2023. Our intersegment sales over the last two years were $554 million in 2024 and $572 million in 2023.

Five-Year Summary of Net Sales for Timberlands

NET SALES IN MILLIONS OF DOLLARS					
	2024	2023	2022	2021	2020
Net sales to unaffiliated customers:					
Delivered logs:					
West	$ 693	$ 794	$ 1,004	$ 869	$ 720
South	603	643	645	589	573
North[1]	46	48	56	52	52
Total	1,342	1,485	1,705	1,510	1,345
Stumpage and pay-as-cut timber	51	56	46	31	19
Recreational lease revenue	77	74	68	65	63
Other products[2]	42	39	39	30	39
Subtotal net sales to unaffiliated customers	1,512	1,654	1,858	1,636	1,466
Intersegment net sales	554	572	561	535	471
Total	**$ 2,066**	**$ 2,226**	**$ 2,419**	**$ 2,171**	**$ 1,937**

(1) In March 2020, we sold our Montana timberlands.
(2) Other products include sales of seeds and seedlings from our nursery operations and wood chips.

Five-Year Trend for Total Net Sales in Timberlands

NET SALES IN MILLIONS OF DOLLARS


$2,000
$1,500
$1,000
$500
$0
$1,466
$471
$1,636
$535
$1,858
$561
$1,654
$572
$1,512
$554
2020
2021
2022
2023
2024
INTERSEGMENT SALES
WESTERN LOGS
ALL OTHER PRODUCTS
SOUTHERN LOGS
NORTHERN LOGS

Percentage of 2024 Sales Dollars to Unaffiliated Customers


WESTERN LOGS
SOUTHERN LOGS
NORTHERN LOGS
STUMPAGE AND PAY-AS-CUT TIMBER
OTHER PRODUCTS
40%
46%
8%
3%
3%

Log Sales Volumes

Our sales volumes include fee timber as well as logs purchased in the open market.

Our log sales volumes to unaffiliated customers over the last two years were:

- 22,855 thousand tons in 2024 and
- 24,061 thousand tons in 2023.

We sell three grades of logs — domestic grade, domestic fiber and export. Factors that may affect log sales in each of these categories include:

- domestic grade log sales — lumber usage, primarily for housing starts and repair and remodel activity, the needs of our own mills and the availability of logs from both outside markets and our own timberlands;
- domestic fiber log sales — demand for wood chips by pulp mills, containerboard mills, pellet mills and oriented strand board mills and
- export log sales — the level of housing starts in Japan and construction in China, as well as availability of logs from other countries, particularly for China.

Five-Year Summary of Log Sales Volumes to Unaffiliated Customers

SALES VOLUMES IN THOUSANDS

	2024	2023	2022	2021	2020
Logs – tons:					
West(1)	5,901	6,259	6,296	6,203	6,506
South	16,317	17,173	16,864	16,594	16,954
North(2)	637	629	707	788	872
Total	**22,855**	**24,061**	**23,867**	**23,585**	**24,332**

(1) Western logs are primarily transacted in thousand board feet (MBF) but are converted to ton equivalents for external reporting purposes.
(2) In March 2020, we sold our Montana timberlands.

Log Prices

Domestic and export grade logs are sold at market prices to unaffiliated customers or our internal mills. The majority of our log sales to unaffiliated customers involve sales to domestic sawmills and the export market. Log prices in the following tables are on a delivered (mill) basis.

Five-Year Summary of Published Domestic Log Prices (#2 Sawlog Bark On — $/MBF)

SELECTED PRODUCT PRICES


$714
$822
$945
$813
$741
$325
$338
$360
$353
$348
2020
2021
2022
2023
2024
DOUGLAS FIR
SOUTHERN PINE LARGE

SOURCE: Weyerhaeuser, Fastmarkets RISI Log Lines, Timber Mart-South – 7.5 MBF/Ton Conversion

Five-Year Summary of Export Log Prices (#2 Sawlog Bark On — $/MBF)



SELECTED PRODUCT PRICES

$1,280

$1,060

$1,008

$998

$860

$654

$613

$576

$553

$530

| 2020 | 2021 | 2022 | 2023 | 2024 |

● COASTAL — DOUGLAS FIR — LONGVIEW

■ ······ COASTAL — HEMLOCK

SOURCE: Weyerhaeuser, Fastmarkets RISI Log Lines

Log prices are affected by the supply of and demand for grade and fiber logs. Export log prices are particularly affected by the Japanese housing market, Chinese construction activity and the availability of logs from other regions.

WHERE WE'RE HEADED

Our competitive strategies include:

- continuing to capitalize on our scale of operations, silviculture and supply chain expertise and sustainability practices;
- improving cash flow through operational excellence initiatives including merchandising for value, harvest and transportation efficiencies as well as focused silviculture investments to improve forest productivity;
- optimizing and growing our timber portfolio through disciplined investments;
- leveraging our export and domestic market access, infrastructure and strong customer relationships;
- increasing our recreational lease revenue and
- continuing to maximize the value of our timberlands portfolio by managing the acres to achieve the highest and best use.

REAL ESTATE, ENERGY AND NATURAL RESOURCES

Our Real Estate & ENR segment maximizes the value of our timberland ownership through application of our asset value optimization (AVO) process and captures the full value of surface and subsurface assets. In 2021, we launched our natural climate solutions business through which we leverage our resources and expertise to help others meet their goals to reduce carbon emissions or mitigate environmental impacts.

This involves an expansion of our established business activities in the areas of conservation, mitigation banking and leasing land for renewable energy projects. Additionally, it involves advancing our participation in two emerging markets focused on the mitigation of carbon emissions: forest carbon, by which we generate carbon credits through incremental carbon sequestration over a baseline and sell them on voluntary carbon markets, and carbon capture and storage, which involves leasing of surface and subsurface ownership to safely and permanently sequester transported carbon emissions from their source. As the largest private owner of timberlands in North America, the scale and geographic diversity of our assets create a unique opportunity for participation in each of these activities, all of which offer natural solutions for reducing carbon emissions and support climate change mitigation efforts.

WHAT WE DO

Real Estate

Properties that exhibit higher use value than commercial timberlands are monetized by our Real Estate business over time. We analyze our existing U.S. timberland holdings using a process we call AVO. We start with understanding the value of a parcel operating as commercial timberlands and then assess the specific real estate attributes of the parcel and its corresponding market. The assessment includes demographics, infrastructure and proximity to amenities and recreation to determine the potential to realize a premium value to commercial timberland. Attributes can evolve over time, and accordingly, the assignment of value and opportunity can change. We continually revisit our AVO assessment across our timberland portfolio. Additionally, we leverage new technology to improve and enhance our ability to identify and capture value from various timber and non-timber attributes, including carbon, renewable energy and other natural climate solutions opportunities. This technology-enabled approach, referred to as "AVO 2.0", leverages remote sensing, satellite imagery, machine learning and other advanced data analytics, and continues to drive significant improvements in our ability to identify strategic growth opportunities and manage every acre in our portfolio to maximize value across the full suite of attributes and opportunities.

We expect to sell certain properties for recreational, conservation, commercial or residential purposes over time. We will also entitle a small amount of acres for real estate development. Development, outside of entitlement activities, is typically performed by third parties. Mitigation banking consists of setting aside certain areas of our timberlands to preserve, enhance or restore a wetland, stream or habitat area to make up for development by another entity in a similar nearby ecosystem. Activities within the Real Estate business that contribute to natural climate solutions include conservation sales or easements and mitigation banking. Some of our real estate activities are conducted through our TRSs.

Occasionally, we sell a small amount of timberland acreage in areas where we choose to reduce our market presence and capture a price that exceeds the value derivable from holding and operating as commercial timberlands. These transactions will vary based on factors including the location and physical and operating characteristics of the timberlands.

The volume of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability of buyers to obtain financing, the number of competing properties listed for sale, the seasonal nature of sales, the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities and the availability of government and not-for-profit funding. In any period, the average price per acre sold will vary based on the location and physical characteristics of parcels sold.

Energy and Natural Resources

We focus on maximizing potential opportunities for construction materials, industrial minerals, renewable energy (including wind and solar energy), natural gas, rights of way easements on our timberland portfolio and retained mineral interests. Activities within the ENR business that contribute to natural climate solutions include utilizing land for the production of renewable energy like wind and solar, forest carbon and carbon capture and storage.

As the owner of mineral rights and interests, we typically do not invest in development or operations but, instead, enter into contracts with operators granting them the rights to explore, develop and sell energy and natural resources produced from our property in exchange for rents and royalties. We generally reserve mineral rights when selling timberlands acreage. Some Energy and Natural Resources activities are conducted through our TRSs.

Real Estate, Energy and Natural Resources Sources of Revenue

BUSINESS	SOURCES OF REVENUE
Real Estate	• Select timberland tracts are sold for recreational, conservation, commercial or residential purposes. • Mitigation banking credits are generated and sold.
Energy and Natural Resources	• Rights are granted to explore for, extract and sell construction aggregates (rock, sand and gravel), industrial materials and natural gas. • Ground leases and easements are granted to wind and solar developers to generate renewable electricity. • Rights are granted to access and utilize timberland acreage for communications, pipeline, powerline and transportation rights of way. • Forest carbon credits are generated and sold. • Subsurface ownership is leased for carbon sequestration.

WHERE WE DO IT

Our Real Estate business identifies opportunities to realize premium value for our owned timberland acreage.

The majority of our Energy and Natural Resources revenue sources are located in Oregon, Washington, South Carolina and Georgia (construction material royalties); as well as Louisiana and West Virginia (natural gas royalties).

HOW MUCH WE SELL

Our net sales over the last two years were $391 million in 2024 and $363 million in 2023.

Five-Year Summary of Net Sales for Real Estate, Energy and Natural Resources

NET SALES IN MILLIONS OF DOLLARS					
	2024	2023	2022	2021	2020
Net sales:					
Real Estate	$ 280	$ 237	$ 235	$ 246	$ 202
Energy and Natural Resources	111	126	133	98	74
Total	**$ 391**	**$ 363**	**$ 368**	**$ 344**	**$ 276**

Five-Year Summary of Real Estate Sales Statistics

REAL ESTATE SALES STATISTICS					
	2024	2023	2022	2021	2020
Acres sold	94,908	62,942	58,791	55,827	111,898
Average price per acre	$ 2,682	$ 3,494	$ 3,714	$ 3,725	$ 1,690

WHERE WE'RE HEADED

Our competitive strategies include:

- continuing to apply the AVO process to identify opportunities to capture a premium to timber value;
- maintaining a flexible, low-cost execution model by continuing to leverage strategic relationships with outside real estate brokers;
- capturing the full value of our surface and subsurface ownership, including natural climate solutions opportunities, and
- delivering the most value from every acre.

WOOD PRODUCTS

We are one of the largest manufacturers and distributors of wood products in North America.

WHAT WE DO

Our Wood Products segment:

- manufactures high-quality structural lumber, oriented strand board, engineered wood products and other specialty products for the residential, multi-family, industrial, light commercial and repair and remodel markets and
- distributes our products as well as complementary building products that we purchase from other manufacturers.

Wood Products Sources of Revenue

PRODUCTS	HOW THEY'RE USED
Structural lumber	Structural framing for new residential, repair and remodel, treated applications, industrial and commercial structures, as well as other lumber specialty products.
Oriented strand board	Structural sheathing, subflooring and stair tread for residential, multi-family and commercial structures.
Engineered wood products • Solid section • I-joists • Softwood plywood • Medium density fiberboard	Structural elements for residential, multi-family and commercial structures such as floor and roof joists, headers, beams, subflooring and sheathing. Medium density fiberboard products for store fixtures, molding, doors and cabinet components.
Other products	Wood chips and other byproducts.
Complementary building products	Complementary building products such as cedar, decking, siding, insulation and rebar sold in our distribution facilities.

WHERE WE DO IT

We operate manufacturing facilities in the United States and Canada. We distribute through a combination of Weyerhaeuser distribution centers and third-party distributors. Information about the locations, capacities and actual production of our manufacturing facilities is included below.

Summary of Wood Products Capacities and Principal Manufacturing Locations as of December 31, 2024

CAPACITIES IN MILLIONS			
	PRODUCTION CAPACITY	NUMBER OF FACILITIES	FACILITY LOCATIONS
Structural lumber — board feet[1]	5,580	19	Alabama, Arkansas, Louisiana (2), Mississippi (3), Montana, North Carolina (3), Oklahoma, Oregon (2), Washington (2), Alberta (2), British Columbia
Oriented strand board — square feet (3/8")	3,150	6	Louisiana, Michigan, North Carolina, West Virginia, Alberta, Saskatchewan
Engineered solid section — cubic feet[2]	42	6	Alabama, Louisiana, Oregon, West Virginia, British Columbia, Ontario
Softwood plywood — square feet (3/8")[3]	610	3	Arkansas, Louisiana, Montana
Medium density fiberboard — square feet (3/4")	265	1	Montana

(1) Includes our New Bern lumber mill, which was indefinitely curtailed in third quarter 2024.
(2) This represents total press capacity. Our engineered solid section facilities also may produce engineered I-joists. In 2024, approximately 22 percent of the total press production was converted into 147 million lineal feet of I-joist.
(3) All of our plywood facilities also produce veneer.

Production capacities listed represent annual production volume under normal operating conditions and producing a normal product mix for each individual facility.

We also own or lease 19 distribution centers in the U.S. where our products and complementary building products are sold.

Five-Year Summary of Wood Products Production

PRODUCTION IN MILLIONS					
	2024	2023	2022	2021	2020
Structural lumber — board feet	4,404	4,572	4,513	4,815	4,666
Oriented strand board — square feet (3/8")	2,920	2,933	2,961	2,865	3,013
Engineered solid section — cubic feet	22.3	21.9	23.6	24.0	23.0
Engineered I-joists — lineal feet	147	147	172	190	175
Softwood plywood — square feet (3/8")	314	310	259	263	347
Medium density fiberboard — square feet (3/4")	138	132	161	206	200

HOW MUCH WE SELL

Revenues of our Wood Products segment come from sales to wood products dealers, do-it-yourself retailers, builders and industrial users. Wood Products net sales were $5.2 billion in 2024 and $5.7 billion in 2023.

Five-Year Summary of Net Sales for Wood Products

NET SALES IN MILLIONS OF DOLLARS					
	2024	2023	2022	2021	2020
Structural lumber	$ 1,906	$ 2,123	$ 3,374	$ 3,721	$ 2,602
Oriented strand board	979	944	1,578	1,840	1,013
Engineered solid section	708	783	862	679	505
Engineered I-joists	390	447	573	447	316
Softwood plywood	158	166	193	210	171
Medium density fiberboard	159	155	192	186	171
Other products produced[1]	306	335	346	348	336
Complementary building products	615	704	840	790	676
Total	**$ 5,221**	**$ 5,657**	**$ 7,958**	**$ 8,221**	**$ 5,790**

(1) Other products produced sales include wood chips, other byproducts and third-party residual log sales from our Canadian Forestlands operations.

Five-Year Trend for Total Net Sales in Wood Products



Percentage of 2024 Net Sales Dollars in Wood Products



Wood Products Volumes

Five-Year Summary of Sales Volumes for Wood Products

SALES VOLUMES IN MILLIONS[1]					
	2024	2023	2022	2021	2020
Structural lumber — board feet	4,500	4,649	4,658	4,902	4,873
Oriented strand board — square feet (3/8")	2,810	2,864	2,853	2,726	2,956
Engineered solid section — cubic feet	22.3	22.3	23.0	24.4	23.4
Engineered I-joists — lineal feet	149	154	171	194	190
Softwood plywood — square feet (3/8")	342	342	285	308	414
Medium density fiberboard — square feet (3/4")	135	122	160	205	201

(1) Sales volumes include sales of internally produced products as well as complementary building products sold primarily through our distribution centers.

Wood Products Prices

In general, the following factors influence sales realizations for wood products:

- Demand for wood products used in residential and multi-family construction and the repair and remodel of existing homes affects prices. Residential and multi-family construction is influenced by factors such as population growth and other demographics, availability of labor and lots, the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels, and the supply and pricing of existing homes on the market. Repair and remodel activity is primarily affected by the size and age of existing housing inventory and access to home equity financing and other credit.
- The supply of commodity building products such as structural lumber, oriented strand board and softwood plywood affects prices. A number of factors can influence supply, including changes in production capacity and utilization rates, weather, imported supply, raw material supply and availability of labor and transportation.

The following graphs reflect product price trends for the past five years.

Five-Year Summary of Published Lumber Prices — $/MBF



Five-Year Summary of Published Oriented Strand Board Prices — $/MSF



WHERE WE'RE HEADED

Our competitive strategies include:

- delivering industry-leading controllable manufacturing costs and optimizing capacity through operational excellence and disciplined capital execution;
- aligning closely with fiber supply;
- expanding our lumber and engineered wood products capacity;
- developing new and innovative products;
- leveraging our brand and reputation as the preferred provider of quality building products and
- pursuing disciplined, profitable sales growth in target markets.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Brian K. Chaney, 53, has been senior vice president, Wood Products, since June 2024. Previously, he served as vice president, Engineered Wood Products and Innovation from January 2022 to June 2024, vice president, Engineered Wood Products and Distribution from January 2020 to January 2022 and vice president, Wood Products Sales and Marketing from January 2019 to December 2019. Prior to that, he held various operating and leadership roles in the company's Timberlands and Wood Products businesses.

Kristy T. Harlan, 51, has been senior vice president, general counsel and corporate secretary since January 2017. She leads the company's Law department, with responsibility for global legal, compliance, enterprise risk management, procurement and land title functions. Before joining the company, she was a partner at K&L Gates LLP from January 2007 to November 2016. Previously, she worked as an attorney at Preston Gates & Ellis LLP and Akin Gump Strauss Hauer & Feld LLP.

Paul A. Hossain, 55, has been senior vice president and chief development officer since January 2025. He previously served as vice president of Natural Resources and Climate Solutions from March 2021 to December 2024, and vice president of Energy & Natural Resources from February 2016 to February 2021. Prior to the merger with Weyerhaeuser, Mr. Hossain served in multiple senior leadership roles with Plum Creek, including vice president of Renewable Energy and Supply Chain, and general manager of Energy and Natural Resources.

Travis A. Keatley, 48, has been senior vice president, Timberlands, since September 2021. Previously, he served as vice president, Western Timberlands, from January 2020 to September 2021 and vice president, Southern Timberlands, from January 2018 to December 2019. He also served as Director of Operations, Southern Timberlands, from November 2015 to January 2018. In addition to serving in a variety of additional operations and leadership positions since joining the company in 1997, he led the successful integration of the Longview Timber acquisition in 2013.

Denise M. Merle, 61, has been senior vice president and chief administration officer since February 2018. Previously, she served as senior vice president, Human Resources and Information Technology, from February 2016 to February 2018 and senior vice president, Human Resources and Investor Relations, from February 2014 to February 2016. She was director, Finance and Human Resources, for the Lumber business from 2013 to 2016. Prior to that, she was director, Compliance & Enterprise Planning, from 2009 to 2013, and director, Internal Audit, from 2004 to 2009. She also held various roles in the company's former paper and packaging businesses, including finance, capital planning and analysis, and business development. She is a certified public accountant in the state of Washington.

Devin W. Stockfish, 51, has been president and chief executive officer and a member of the company's board of directors since January 2019. Previously, he served as senior vice president, Timberlands, from January 2018 to December 2018 and as vice president, Western Timberlands, from January 2017 to December 2017. He also served as senior vice president, general counsel and corporate secretary from July 2014 to December 2016 and as assistant general counsel from March 2013 to July 2014. Before joining the company in March 2013, he was vice president and associate general counsel at Univar Inc. where he focused on mergers and acquisitions, corporate governance and securities law. Previously, he was an attorney in the law department at Starbucks Corporation and practiced corporate law at K&L Gates LLP. Before he began practicing law, Mr. Stockfish was an engineer with the Boeing Company.

David M. Wold, 43, has been senior vice president and chief financial officer since May 2022. He joined Weyerhaeuser in November 2013 and has held a series of accounting and finance leadership roles with increasing responsibility, including serving as corporate controller from March 2018 to May 2019 and vice president and chief accounting officer from May 2019 to May 2022. Prior to joining the company, he served as vice president, finance of Verdiem Corporation, a privately held technology company, from September 2011 to November 2013. Mr. Wold was previously a senior manager at the accounting firm of KPMG LLP. He is a certified public accountant in the state of Washington.

NATURAL RESOURCE AND ENVIRONMENTAL MATTERS

We are subject to a multitude of statutes and regulations (collectively, "laws") in the operation of our businesses. We also participate in voluntary certification of our timberlands to ensure that we sustain their overall quality, including the protection of wildlife and water quality. Changes in these laws or certification standards can significantly affect our business.

REGULATIONS AFFECTING FORESTRY PRACTICES

In the United States, laws established by federal, state and local government agencies to protect, among other things, water quality, wetlands and other wildlife habitat could affect future harvests and forest management practices on our timberlands. Forest practice laws that affect present or future harvest and forest management activities in certain states include:

- limits on the size of clearcuts,
- requirements that some timber be left unharvested to protect water quality and fish and wildlife habitat,
- regulations regarding construction and maintenance of forest roads,
- rules requiring reforestation following timber harvest,
- regulations on the use of pesticides and herbicides and
- various related permit programs.

Each state in which we own timberlands has developed laws and/or best management practices to reduce the effects of forest practices on water quality and aquatic habitats. Additional and more stringent laws may be adopted by various state and local governments to achieve water quality standards, protect fish and wildlife habitats and human health, or achieve other public policy objectives.

In Canada, our forest operations are carried out on public timberlands under forest licenses with the provinces. All forest operations in Canada are subject to:

- forest practices and environmental laws and
- license requirements established by contract between us and the relevant province designed to protect environmental values and encourage other stewardship values.

In Canada, 21 member companies of the Forest Products Association of Canada (FPAC), including Weyerhaeuser's Canadian subsidiary, announced in May 2010 the signing of a Canadian Boreal Forest Agreement (CBFA) with nine environmental organizations. The CBFA applies to approximately 72 million hectares of public forests licensed to FPAC members and, when fully implemented, was expected to lead to the conservation of significant areas of Canada's boreal forest and protection of boreal species at risk, in particular, woodland caribou. While the CBFA mandate came to an end in 2017, CBFA signatories continue to work on management plans with provincial governments and seek the participation of indigenous and local communities.

ENDANGERED SPECIES PROTECTIONS

In the United States, a number of fish and wildlife species that inhabit geographic areas near or within our timberlands have been listed as threatened or endangered under the federal Endangered Species Act (ESA) or similar state laws, including but not limited to:

- the northern spotted owl, the marbled murrelet, a number of salmon species, bull trout and steelhead trout in the Pacific Northwest;
- several freshwater mussel and sturgeon species and
- the red-cockaded woodpecker, gopher tortoise, dusky gopher frog, American burying beetle and Northern long-eared bat in the South or Southeast.

Additional species or populations may be listed as threatened or endangered as a result of pending or future citizen petitions or petitions initiated by federal or state agencies. In addition, significant citizen litigation seeks to compel the federal agencies to designate "critical habitat" for ESA-listed species, and many cases have resulted in settlements under which designations will be implemented over time. Such designations may adversely affect some management activities and options. Restrictions on timber harvests can result from:

- federal and state requirements to protect habitat for threatened and endangered species;
- regulatory actions by federal or state agencies to protect these species and their habitat and
- citizen suits under the ESA.

Such actions could increase our operating costs and affect timber supply and prices in general. To date, we do not believe that these measures have had, and we do not believe that in 2025 they will have, a significant effect on our harvesting operations. We anticipate that likely future actions will not disproportionately affect Weyerhaeuser as compared with comparable operations of U.S. competitors.

In Canada:

- The federal Species at Risk Act (SARA) requires protective measures for species identified as being at risk and for their critical habitat. Pursuant to SARA, Environment Canada continues to identify and assess species deemed to be at risk and their critical habitat.
- In October 2012, the Canadian Minister of the Environment released a strategy for the recovery of the boreal population of woodland caribou under the SARA. The population and

distribution objectives for boreal caribou across Canada are to (1) maintain the current status of existing, self-sustaining local caribou populations and (2) stabilize and achieve self-sustaining status for non-self-sustaining local caribou populations. Critical habitat for boreal caribou is identified for all boreal caribou ranges, except for northern Saskatchewan's Boreal Shield range (SK1) where additional information is required for that population. Species assessment and recovery plans are developed in consultation with indigenous communities and stakeholders.

- In 2017, the provinces were required to update the federal government on any progress associated with their draft caribou range plans. The majority of these plans are now being developed under Species at Risk Conservation agreements, signed between the provinces and the Federal Ministry. These agreements set out goals, objectives and timelines for caribou management.

The identification and protection of habitat and the implementation of range plans and land use action plans may, over time, result in additional restrictions on timber harvests and other forest management practices that could increase operating costs for operators of timberlands in Canada. To date, we do not believe that these Canadian measures have had, and we do not believe that in 2025 they will have, a significant effect on our harvesting operations. We anticipate that likely future measures will not disproportionately affect Weyerhaeuser as compared with similar operations of Canadian competitors.

FOREST CERTIFICATION STANDARDS

We operate in North America under the Sustainable Forestry Initiative® (SFI). This is a certification standard designed to supplement government regulatory programs with voluntary landowner initiatives to further protect certain public resources and values. SFI is an independent standard, overseen by a governing board consisting of:

- environmental sector, including non-profit environmental and conservation organizations,
- social sector, including community and social interest groups, and
- economic sector, including industry and landowner representatives.

Ongoing compliance with SFI may result in some increases in our operating costs and reduction of our timber harvests in some areas. There is also competition from other private certification systems, primarily the Forest Stewardship Council (FSC), coupled with efforts by supporters to further those systems by persuading customers of forest products to require products certified to their preferred system. Certain features of the FSC system could impose additional operating costs on

timberland management. Because of the considerable variation in FSC standards, and variability in how those standards are interpreted and applied, if sufficient marketplace demand develops for products made from raw materials sourced from forests certified to these or other non-SFI standards, we could incur substantial additional costs for operations or need to reduce harvest levels in order to comply with such standards.

WHAT THESE REGULATIONS AND CERTIFICATION PROGRAMS MEAN TO US

The regulatory and non-regulatory forest management programs described above have:

- increased our operating costs;
- resulted in changes in the value of timber and logs from our timberlands;
- contributed to increases in the prices paid for wood products and wood chips during periods of high demand;
- sometimes made it more difficult for us to respond to rapid changes in markets, extreme weather or other unexpected circumstances and
- potentially encouraged further reductions in the use of, or substitution of other products for, lumber, oriented strand board, engineered wood products and plywood.

We believe that these regulations and programs have not had, and in 2025 will not have, a significant effect on our total harvest of timber in the United States or Canada. However, these kinds of programs may have such an effect in the future. We expect we will not be disproportionately affected by these programs as compared with typical owners of comparable timberlands. We also expect that these programs will not significantly disrupt our planned operations over large areas or for extended periods.

CANADIAN INDIGENOUS RIGHTS

Many of the Canadian timberlands are subject to the constitutionally protected treaty or common-law rights of indigenous peoples of Canada. Most of British Columbia (B.C.) is not covered by treaties, and as a result the claims of B.C.'s indigenous peoples relating to forest resources have been largely unresolved. Nonetheless, the Supreme Court of Canada ruled that the Tsilhqot'in Nation holds indigenous title to approximately 1,900 square kilometers in B.C., the first time the court has declared title to exist based on historical occupation by indigenous peoples. Many indigenous groups continue to be engaged in treaty discussions with the governments of B.C., other provinces and Canada.

Final or interim resolution of claims brought by indigenous groups can be expected to result in:

- additional restrictions on the sale or harvest of timber,
- potential increase in operating costs and
- effect on timber supply and prices in Canada.

We believe that such claims will not have a significant effect on our total harvest of timber or production of forest products in 2025, although they may have such an effect in the future.

POLLUTION CONTROL REGULATIONS

Our operations are subject to various federal, state, provincial and local pollution control laws.

These laws, as well as market demands, impose controls with regard to:

- the discharge of pollutants to air, water and land;
- solid and hazardous waste management;
- waste disposal;
- remediation of contaminated sites and
- the chemical content of some of our products.

Compliance with these laws and demands may involve capital expenditures or changes to operating procedures, which can increase operating costs. We cannot easily quantify the future amounts of capital expenditures we might have to make to comply with these laws and demands or the effects on our operating costs because in some instances compliance standards have not been developed or have not become final or definitive. In addition, it is difficult to isolate the environmental component of most manufacturing capital projects.

Our capital projects typically are designed to:

- enhance safety;
- extend the life of a facility;
- lower costs and improve efficiency;
- improve reliability;
- increase capacity;
- facilitate raw material changes and handling requirements;
- increase the economic value of assets or products and
- comply with regulatory standards.

ENVIRONMENTAL CLEANUP

We are involved in the environmental investigation or remediation of numerous sites, predominantly resulting from historical legacy operations. Of these sites:

- we may have the sole obligation to remediate;
- we may share that obligation with one or more parties;
- several parties may have joint and several obligations to remediate and

- we may have been named as a potentially responsible party for contaminated sites, including those designated as U.S. Superfund sites.

Our liability with respect to these various sites could range from insignificant to substantial. The amount of liability depends on the:

- quantity, toxicity and nature of materials at the site;
- regulatory standards to which the site must be remediated and
- number and economic viability of the other responsible parties.

We spent approximately $5 million in 2024 and expect to spend approximately $14 million in 2025 on environmental remediation of these sites.

It is our policy to accrue for environmental remediation costs when we:

- determine it is probable that such an obligation exists and
- can reasonably estimate the amount of the obligation.

Based on currently available information and analysis, we believe it is reasonably possible that our costs to remediate all the identified sites may exceed our current accrual of $81 million by up to $212 million. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates we currently are using to determine how much to accrue. The estimate of the upper range also relies on assumptions less favorable to us among the range of reasonably possible outcomes.

REGULATION OF AIR EMISSIONS IN THE U.S.

The United States Environmental Protection Agency (EPA) has promulgated regulations under the federal Clean Air Act for air emissions from:

- wood products facilities and
- industrial boilers.

These regulations cover:

- hazardous air pollutants that require use of maximum achievable control technology (MACT) and
- controls and/or monitoring for pollutants that contribute to smog, haze and more recently, greenhouse gases (GHG).

The EPA has issued several rules relating to MACT standards and GHG emissions from various energy-producing sources. Several court decisions have made the extent of applicability of these rules uncertain. Depending on the final outcomes of these decisions, these regulatory programs could affect our operations by increasing the cost of purchasing electricity or from mandated energy demand reductions that could apply to our mills and other facilities that we operate. The EPA is also expected to issue rules relating to biomass emissions, which is a significant source of energy at our mills. The effect of these existing and future emissions regulations, as well as related court decisions, on our operations remains uncertain. We continue to track and evaluate the litigation and regulatory developments but are not able to predict whether the regulations, when complete and implemented, will have a material effect on our operations. To address concerns about GHG as a pollutant, we closely monitor legislative, regulatory and scientific developments pertaining to climate change. For more information about the substantial progress we have made in reducing our GHG emissions, see our discussion in Carbon Record in the Environmental, Social and Governance (ESG) Practices — Environmental Stewardship section of this report.

Additional factors that could affect regulation of GHG emissions in the future include:

- policy proposals by federal or state governments regarding regulation of GHG emissions;
- Congressional legislation regulating or taxing GHG emissions within the next several years and
- establishment of a multistate or federal GHG emissions reduction trading system with potentially significant implications for all U.S. businesses.

We believe these developments have not had, and in 2025 will not have, a significant effect on our operations. Although these measures could have a material adverse effect on our operations in the future, we expect that we will not be disproportionately affected by these measures as compared with owners of comparable operations. We maintain an active forestry research program to track and understand any potential effect from physical climate change related parameters that could affect the forests we own and manage and do not currently anticipate any near-term disruptions to our planned operations.

REGULATION OF AIR EMISSIONS IN CANADA

Our wood products facilities are regulated in Canada under provincial air quality regulations. The Canadian federal government has also proposed an air quality management system (AQMS) as a comprehensive national approach for improving air quality in Canada to go along with existing provincial air quality regulations. The AQMS includes:

- ambient air quality standards for outdoor air quality management across the country;
- a framework for air zone air management within provinces and territories that targets specific sources of air emissions;
- regional airsheds that facilitate coordinated action across borders;

- industrial sector-based emission requirements that set a national base level of performance for major industries in Canada and
- improved intergovernmental collaboration to reduce emissions from the transportation sector.

In addition to these existing and proposed regulations, Environment and Climate Change Canada, a Canadian federal agency, released the Pan-Canadian Framework on Clean Growth and Climate Change, a "Greenhouse Gas Emission Framework." The framework put in place a national, sector-based GHG reduction program applicable to a number of industries, including ours.

All Canadian provincial governments:

- have GHG reporting requirements;
- are working on reduction strategies and
- together with the Canadian federal government, are considering new or revised emission standards.

Along with clean air regulations, British Columbia, a province in which we operate, has adopted a carbon tax and Alberta, where we also have operations, has a mandatory GHG emission reduction regulation.

Although these and related regulations and measures have not had, and we do not expect in 2025 that they will have, a material effect on our operations, they could in the future.

REGULATION OF WATER IN THE U.S.

Our operations are regulated under the federal Clean Water Act, which regulates the discharge of pollutants into the waters of the U.S. This generally means obtaining permits for certain of our silviculture activities and our operating facilities and abiding by applicable restrictions. Federal agency rulemaking and related litigation under the act affects the definition of water subject to the act's regulation. This, in turn, has affected the number of required federal and state permits in some areas of our operations and led to adjustments of our operational practices, particularly relating to the application of pesticides and herbicides on timberlands, which has increased operating costs.

State governments in the U.S. continue to promulgate total maximum daily load (TMDL) requirements for pollutants in water bodies that do not meet state or EPA water quality standards. State TMDL requirements may set:

- limits on pollutants that may be discharged to a body of water; or
- additional requirements, such as best management practices for nonpoint sources, including timberland operations, to reduce the amounts of pollutants.

Pending and future federal and state rulemaking, and judicial challenges thereto, could make application of the Clean Water Act, as well as comparable state laws, more or less costly to Weyerhaeuser, and we are not able to predict the final resolution of these matters. Although this and related regulations have not had, and we do not expect in 2025 that they will have, a material effect on our operations, they could in the future.

REGULATION OF WATER IN CANADA

In Canada, various levels of government have been working to address water issues including use, quality and management.

Recent areas of focus include water allocation, regional watershed protection, protection of drinking water, water pricing and a national water quality index.

Changes to the Canadian Federal Fisheries Act have moved the focus of that legislation from habitat protection to fisheries protection and increased penalties. We expect further changes to these regulations, but we cannot predict the scope or potential effect, if any, on our operations. Although this and related Canadian regulations have not had, and we do not expect in 2025 that they will have, a material effect on our operations, they could in the future.

FORWARD-LOOKING STATEMENTS

This report contains statements concerning our future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those relating to: our expected future financial and operating performance; our plans, strategies, intentions, ambitions and expectations; our operational excellence and other strategic initiatives, including those pertaining to operating costs and efficiencies, as well as other costs, product development and production; our capital structure and the sufficiency of our liquidity position to meet future cash requirements; our future debt payments; our expectations concerning contingent liabilities and the sufficiency of litigation and other contingent liability reserves and accruals, including but not limited to cost estimates of future litigation and environmental remediation; our cash return framework, including our target percentage return to shareholders of Adjusted Funds Available for Distribution through quarterly and supplemental cash dividends and/or share repurchases; expected capital expenditures; expected economic conditions, including expectations and drivers relating to markets, pricing and demand for our products; and our expectations relating to pension contributions to our pension and post-employment benefit plans, returns on invested pension plan assets and expected future benefit payments.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often involve use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "targets," "will," or approximately, or similar words or terminology. They may use the positive, negative or another variation of those and similar words. These forward-looking statements are based on our current expectations and assumptions and are not guarantees of future events or performance. The realization of our expectations and the accuracy of our assumptions are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed below and those described under *Risk Factors* and *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)*, as well as other factors not described herein because they are not currently known to us or we currently judge them to be immaterial, may cause our actual results to differ significantly from our forward-looking statements.

RISKS, UNCERTAINTIES AND ASSUMPTIONS

Major risks and uncertainties that affect our business include, but are not limited to:

- the effect of general economic conditions, including employment rates, interest rate levels, inflation, housing starts, general availability of financing for home mortgages and the relative strength of the U.S. dollar;
- market demand for the company's products, including market demand for our timberland properties with higher and better uses, which is related to, among other factors, the strength of the various U.S. business segments and U.S. and international economic conditions;
- changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Japanese yen, the Chinese yuan and the Canadian dollar, and the relative value of the euro to the yen;
- restrictions on international trade and tariffs imposed on imports or exports;
- the availability and cost of shipping and transportation;
- economic activity in Asia, especially Japan and China;
- performance of our manufacturing operations, including maintenance and capital requirements;
- potential disruptions in our manufacturing operations;
- the level of competition from domestic and foreign producers;
- the successful execution of our internal plans and strategic initiatives, including cost reduction initiatives;
- the successful and timely execution and integration of our strategic acquisitions, including our ability to realize expected benefits and synergies, and the successful and timely execution of our strategic divestitures, each of which is subject to a number of risks and conditions beyond our control including, but not limited to, timing and required regulatory approvals or the occurrence of any event, change or other circumstances that could give rise to a termination of any acquisition or divestiture transaction under the terms of the governing transaction agreements;
- demand and continued market development for emerging renewable energy, carbon credits and carbon sequestration;
- raw material availability and prices;
- the effect of weather;
- changes in global or regional climate conditions and governmental response to such changes;
- the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters;
- the effects of significant geopolitical conditions or developments such as significant international trade disputes or domestic or foreign terrorist attacks, armed conflict or political unrest;
- the occurrence of regional or global health epidemics and their potential effects on our business, results of operations, cash flows, financial condition and future prospects;
- energy prices;
- transportation and labor availability and costs;
- federal tax policies;
- the effect of forestry, land use, environmental and other governmental regulations;
- legal proceedings;
- performance of pension fund investments;

- the effect of timing of employee retirements and changes in the market price of our common stock on charges for share-based compensation;
- the accuracy of our estimates of costs and expenses related to contingent liabilities and the accuracy of our estimates of charges related to casualty losses;
- changes in accounting principles and
- other factors described in this report under *Risk Factors* and *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)*.

It is not possible to predict or identify all risks and uncertainties that might affect the accuracy of our forward-looking statements and, consequently, our descriptions of such risks and uncertainties should not be considered exhaustive. There is no guarantee that any of the events anticipated by our forward-looking statements will occur, and if any of the events do occur, there is no guarantee what effect they will have on the company's business, results of operations, cash flows, financial condition and future prospects. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update our forward-looking statements after the date of this report.

RISK FACTORS

We are subject to various risks and events that could adversely affect our business, our financial condition, our results of operations, our cash flows and the price of our common stock.

You should consider the following risk factors, in addition to the information presented elsewhere in this report, particularly in *Our Business*, *Forward-Looking Statements* and *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)*, as well as those set forth from time to time in our other public statements, reports, registration statements, prospectuses, information statements and other filings we make from time to time with the SEC, in evaluating us, our business and an investment in our securities.

The risks discussed below are not the only risks we face, and our descriptions of such risks, here and elsewhere, should not be considered exhaustive. Additional risks not currently known to us or that we currently deem immaterial also may adversely affect our business, our financial condition, our results of operations, our cash flows and the price of our common stock.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

MARKET AND OTHER EXTERNAL RISKS

The industries in which we operate are sensitive to macroeconomic conditions and consequently are highly cyclical.

The overall levels of demand for the products we manufacture and distribute reflect fluctuations in levels of end-user demand, which consequently affect our sales and profitability. End-user demand depends in large part on general macroeconomic conditions, both in the U.S. and globally, as well as on local economic conditions. The length and magnitude of industry cycles vary over time, both by market and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Any decline or stagnation in macroeconomic conditions could cause us to experience lower sales volumes and reduced margins for our products.

Low demand for new homes and home repair and remodeling can adversely affect our business, financial condition, results of operations and cash flows.

Our business is particularly dependent upon the health of the U.S. housing market, and specifically on demand for new homes and home repair and remodeling. Demand in these markets is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, the availability of financing and interest rate levels. Other factors that could limit or adversely affect demand for new homes and home repair and remodeling, and hence demand for our products, include factors such as changes in consumer preferences, limited wage growth, increases in non-mortgage consumer debt, any weakening in consumer confidence, as well as any increase in foreclosure rates and distress sales of houses.

Catastrophic events may adversely affect the markets for our products and our business, financial condition, results of operations and cash flows.

We are subject to the risk of various catastrophic events, including but not limited to the occurrence of: severe regional or local weather events or trends and related fires or flooding; wide-spread insect or pest infestations on one or more of our properties; significant geological events such as earthquakes, volcanic eruptions and major erosion in the form of landslides; significant geopolitical events, conditions or developments such as significant international trade disputes or domestic or foreign terrorist attacks, domestic or foreign armed conflict and political unrest; and regional health epidemics or global health pandemics, such as the 2020 outbreak of the novel strain of coronavirus and its many subsequent mutations. Any one or more of these events or conditions, or other catastrophic events or developments, could directly or indirectly significantly affect our ability to operate our businesses and adversely affect domestic and foreign general economic conditions and thus domestic or foreign market demand for our products. The impact of any one or more of these events or conditions may also trigger the occurrence of, or exacerbate, other risks discussed herein, any one of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Homebuyers' ability to qualify for and obtain affordable mortgages could be affected by changes in interest rates, changes in home loan underwriting standards and government sponsored entities and private mortgage insurance companies supporting the mortgage market.

Access to affordable mortgage financing is critical to the health of the U.S. housing market. Generally, increases in interest rates make it more difficult for home buyers to obtain mortgage financing, which could negatively affect demand for housing and, in turn, negatively affect demand for our wood products. After maintaining interest rates at historically low levels for an extended period of time, in the first quarter of 2022 the U.S. Federal Reserve began implementing a policy of incrementally raising rates, which it continued through 2023. Although the Federal Reserve began reducing rates in 2024, they remain well above pre-2022 levels. We cannot predict the extent to which the U.S. Federal Reserve's current policy will be maintained or the timing, number, extent or direction of future rate adjustments.

Along with prevailing interest rates, other significant factors affecting the demand for new homes relate to the ability of home buyers to obtain mortgage financing. During the last U.S. recession, credit requirements for home lending were severely tightened and the number of mortgage loans available for financing home purchases were thereby severely reduced. Although the availability of credit has improved since that time, the housing market could be limited or adversely affected if credit requirements were to again tighten or become more restrictive for any reason.

Additionally, the liquidity provided to the mortgage industry by Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, has been critical to the home lending market. Any political or other developments that would have the effect of limiting or restricting the availability of financing by these government sponsored entities could also adversely affect interest rates and the availability of mortgage financing. Whether resulting from further direct increases in borrowing rates, tightened underwriting standards on mortgage loans or reduced federal support of the mortgage lending industry, a challenging mortgage financing environment could reduce demand for housing and, therefore, adversely affect demand for our products.

Changes in regulations relating to tax deductions for mortgage interest expense and real estate taxes could harm our future sales and earnings.

Significant costs of homeownership include mortgage interest expense and real estate taxes, both of which are generally deductible for an individual's federal and, in some cases, state income taxes. Federal legislation reduced the amount of mortgage interest and real estate taxes that certain taxpayers may deduct. These and any similar changes to income tax laws by the federal government or by a state government to eliminate or substantially reduce these income tax deductions, or any significant increase in real property taxes by local governments, may increase the cost of homeownership and thus could adversely affect the demand for our products.

PRODUCT PRICING AND PROFITABILITY

Our profitability is affected by market dynamics outside of our control.

Because commodity products have few distinguishing properties from producer to producer, competition for these products is based largely on price, which is determined by supply relative to demand and competition from substitute products. Prices for our products are also affected by many other factors outside of our control. As a result, we have little influence or control over the timing and extent of price changes, which often are volatile in our industry. Moreover, our profit margins with respect to these products depend, in part, on managing our costs, particularly raw material, labor (including contract labor) and energy costs, which represent significant cost components that also fluctuate based upon market and other factors beyond our control.

Excess supply of logs and wood products may adversely affect prices and margins.

Producers in our industry have in the past put downward pressure on product pricing by selling excess supply into the market. Our industry may increase harvest levels, which could lead to an oversupply of logs. Wood products producers may likewise expand manufacturing capacity, which could lead to an oversupply of manufactured wood products. Any such increases of industry supply to our markets could adversely affect our prices and margins.

THIRD-PARTY SERVICE PROVIDERS

We depend heavily on third parties for logging and transportation services, and any increase in the cost or any disruption in the availability of these services could materially adversely affect our business and operations and our financial results.

Our businesses depend heavily on the availability of third-party service providers for the harvest of our timber and the transportation of our wood products and wood fiber. We are therefore considerably affected by the availability and cost of these services. Any significant increase in the operating costs to our service providers, including without limitation an increase in the cost of fuel, labor or insurance, could have a material negative effect on our financial results by increasing the cost of these services to us, as well as result in an overall reduction in the availability of these services altogether.

Our third-party transportation providers are also subject to several events outside of their control, such as disruption of transportation infrastructure, labor issues including shortages of commercial truck drivers and natural disasters. Any failure of a third-party transportation provider to timely deliver our products, including delivery of our wood products and wood fiber to our customers and delivery of wood fiber to our mills, could harm our supply chain, negatively affect our customer relationships and have a material adverse effect on our financial condition, results of operations, cash flows and our reputation.

As a result of weak business conditions in the timber industry that persisted for several years, there are fewer third-party service providers in certain markets to harvest and deliver our logs. This shortage has resulted in an overall increase in logging and hauling costs and, in some cases, compromised the general availability of these contractors. Any increase in harvest levels due to positive changes in macroeconomic conditions driving demand for logs could further strain the existing supply of third-party logging and hauling service providers. This, in turn, could increase the cost of log supply and delivery, or prevent us from fully capitalizing on favorable market conditions by limiting our ability to access and deliver our logs to market.

MANAGING COMMERCIAL TIMBERLANDS RISKS

Our ability to harvest and deliver timber may be subject to limitations which could adversely affect our financial condition, results of operations and cash flows.

Our primary assets are our timberlands. Weather conditions, timber growth cycles, access limitations and availability of contract loggers and haulers may adversely affect our ability to harvest our timberlands. Other factors that may adversely affect our timber harvest include damage to our standing timber by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters. As discussed in more detail in the following risk factors, changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of these risks that we currently face or introduce other risks that we currently cannot predict. Although damage from such causes usually is localized and affects only a limited percentage of standing timber, there can be no assurance that any damage affecting our timberlands will in fact be limited. As is common in the forest products industry, we do not maintain insurance coverage for damage to our timberlands. Our revenues, net income and cash flow from

operations are dependent to a significant extent on the pricing of our products and our continued ability to harvest timber at adequate levels. Therefore, if we were to be restricted from harvesting on a significant portion of our timberlands for a prolonged period of time, or if material damage to a significant portion of our standing timber were to occur, we could suffer materially adverse effects to our financial condition, results of operations and cash flows.

Future timber harvest levels may also be affected by our ability to timely and effectively replant harvested areas, which depends on several factors including changes in estimates of long-term sustainable yield because of silvicultural advances, natural disasters, fires, pests, insects and other hazards, regulatory constraints, availability of contractors, U.S. immigration policies and other factors beyond our control.

Timber harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict timber harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and "at-risk" species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights and other similar regulations.

Our estimates of timber inventories and growth rates may be inaccurate and include risks inherent in calculating such estimates, which may impair our ability to realize expected revenues.

Whether in connection with managing our existing timberland portfolio or assessing potential timberland acquisitions, we make and rely on important estimates of merchantable timber inventories. These include estimates of timber inventories that may be lawfully and economically harvested, timber growth rates and end-product yields. Timber growth rates and yield estimates are developed by forest biometricians and other experts using statistical measurements of tree samples on given property. These estimates are central to forecasting our anticipated timber harvests, revenues and expected cash flows. While the company has confidence in its timber inventory processes and the professionals in the field who administer them, future growth and yield estimates are inherently inexact and uncertain and subject to many external variables that could further affect their accuracy. These external variables include, among other things, disease, insect or pest infestation, natural disasters and changes in weather patterns, all of which could be exacerbated by the impacts of climate change. If these estimates are inaccurate, our ability to manage our timberlands in a sustainable or profitable manner may be compromised, which may cause our financial condition, results of operations, cash flows and our stock price to be adversely affected.

Our financial condition, operating results and cash flows will be materially affected by supply and demand for timber.

A variety of factors affect prices for timber, including available supply, changes in economic conditions that affect demand, the level of domestic new construction and remodeling activity, interest rates, credit availability, population growth, weather conditions, insect or pest infestation and other factors. These factors vary by region, by timber type (i.e., sawlogs or pulpwood logs) and by species.

Timber prices are affected by changes in demand on a local, national and international level. The closure of a mill in a region where we own timber could have a material adverse effect on demand in that region, and therefore pricing. For example, as the demand for paper continues to decline, closures of pulp mills in some of our operating regions have adversely affected the regional demand for pulpwood and wood chips. Additionally, some of our Asian log export markets, particularly China, have a history of significant volatility. Lower demand for our export logs could have a negative effect on timber prices, particularly in the western region.

Timber prices are also affected by changes in timber supply and availability at the local, national and international level. Our timberland ownership is concentrated in Alabama, Arkansas, Georgia, Louisiana, Maine, Mississippi, North Carolina, Oklahoma, Oregon and Washington. In some of these states, much of the timberland is privately owned. Increases in timber prices often result in substantial increases in harvesting on private timberlands, including lands owned by others and not previously made available for commercial timber operations, causing a short-term increase in supply that moderates such price increases. In western states such as Oregon and Washington, where a greater proportion of timberland is government-owned, any substantial increase in timber harvesting from government-owned land could significantly reduce timber prices. On a local level, timber supplies can fluctuate depending on factors such as changes in weather conditions and harvest strategies of local timberland owners, as well as occasionally high timber salvage efforts due to events such as insect or pest infestations, fires or other natural disasters. Demand for timber in foreign markets can fluctuate due to a variety of factors as well, including but not limited to: changes in the fundamental economic conditions that affect demand for logs in a given export market country or region; any substantial increase in supply of logs from local or regional sources, including such sources that periodically supply large amounts of salvage timber as a result of disease or infestation, and other factors.

Timberlands make up a significant portion of our business portfolio and we are therefore subject to real estate investment risks.

Our real property holdings are primarily timberlands and we may make additional timberlands acquisitions in the future. As the owner and manager of approximately 10.4 million acres of timberlands, we are subject to the risks that are inherent in concentrated real estate investments. A downturn in the real estate industry generally, or the timber or forest products industries specifically, could reduce the value of our properties and adversely affect our financial condition, results of operations and cash flows. Such a downturn could also adversely affect our customers and reduce the demand for our products, as well as our ability to execute upon our strategy of selling nonstrategic timberlands and timberland properties that have higher and better uses at attractive prices. These risks may be more pronounced than if we diversified our investments outside of real property holdings.

MANUFACTURING AND SELLING WOOD PRODUCTS RISKS

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and negatively affect our results of operations, financial condition and cash flows.

Any of our manufacturing facilities, or any of our equipment within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

- unscheduled maintenance outages;
- prolonged power failures;
- equipment failure;
- chemical spill or release;
- explosion of a boiler;
- fires, floods, windstorms, earthquakes, hurricanes or other severe weather conditions or catastrophes affecting the production of goods or the supply of raw materials (including fiber);
- the effect of drought or reduced rainfall on water supply;
- labor difficulties;
- disruptions in transportation or transportation infrastructure, including roads, bridges, rail, tunnels, shipping and port facilities;
- terrorism or threats of terrorism;
- cyberattack;
- governmental regulations;
- other operational problems and
- effects of viral or disease outbreaks and any resulting epidemic or global pandemic.

We cannot predict the duration of any such downtime or extent of facility damage. If one of our facilities or machines were to incur significant downtime, our ability to meet our production targets and satisfy customer demand could be impaired, resulting in lower sales and income. Additionally, we may be required to make significant unplanned capital expenditures. Although some risks are not insurable and some coverage is limited, we purchase insurance on our manufacturing facilities for damage from fires, floods, windstorms, earthquakes, other severe weather conditions, equipment failures and boiler explosions. Such insurance may not be sufficient to recover all of our damages.

Some of our wood products are vulnerable to declines in demand due to competing technologies or materials.

Our products compete with non-fiber based alternatives or with alternative products in certain market segments. For example, plastic, wood/plastic or composite materials may be used by builders as alternatives to our wood products such as lumber, veneer, plywood and oriented strand board. Changes in prices for oil, chemicals and wood-based fiber can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. If use of these or other alternative products grows, demand for and pricing of our products could be adversely affected.

Our financial condition, results of operations and cash flows could be materially adversely affected by changes in product mix or pricing.

Our results may be materially adversely affected by a change in our product mix or pricing. Some of our wood products, such as lumber, veneer, plywood and oriented strand board, are commodities and are subject to fluctuations in market pricing. If pricing on our commodity products decreases and if we are not successful in increasing sales of higher-priced, higher-value products, or if we are not successful in implementing price increases, or there are delays in acceptance of price increases or higher-priced products, our financial condition, results of operations and cash flows could be materially and adversely affected. Price discounting, if required to maintain our competitive position in one or more markets, could result in lower than anticipated price realizations and margins.

We face intense competition in our markets; any failure to compete effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We compete with North American producers and, for some of our product lines, global producers, some of which may have greater financial resources and lower production costs than we do. The principal basis for competition for many of our products is selling price. Our industries also are particularly sensitive to

other factors including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that any of our competitors are more successful with respect to any key competitive factor, our ability to attract and retain customers and maintain and increase sales could be materially adversely affected. Any failure to compete effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition from lumber imports could vary significantly and have a material effect on U.S. timber and lumber prices.

The future amount and pricing of lumber imports entering U.S. markets remain uncertain. Historically, Canada has been the most significant source of lumber for the U.S. market, particularly in the new home construction market. We produce lumber in our Canadian mills, but the bulk of our lumber production is in the U.S. There have been many disputes and subsequent trade agreements regarding sales of softwood lumber between Canada and the U.S. The last agreement, which required Canadian softwood lumber facilities, including our mills, to pay an export tax when the price of lumber is at or below a threshold price, expired in October 2015. Since that time, the U.S. Department of Commerce has issued countervailing and antidumping duties on softwood lumber imports from Canada based on findings of injury to U.S. lumber producers. We are not able to predict when, or if, a new softwood lumber agreement with Canada will be reached or, if reached, what the terms of the agreement would be. Similarly, we are not able to predict if the current U.S. policy of imposing import duties on Canadian softwood lumber will continue. We could, therefore, experience significant downward pressure on timber and lumber prices caused by Canadian lumber imports.

We also periodically face competition from lumber producers in Europe. Historically, European imports to U.S. markets have been more robust during strong domestic lumber market cycles, which can limit the benefits we realize from high timber and lumber prices by creating downward pressure on pricing. As with Canadian imports, we cannot predict the timing nor the extent of future levels of European lumber imports and could therefore experience significant downward pressure on timber and lumber prices stemming from this source of competition.

For more discussion about U.S. trade policy and its potential effects on our business, see the following risk factor entitled *U.S. and International Trade Policy*.

Customer demand for certain brands of sustainably-produced products could reduce competition among buyers for our products or cause other adverse effects.

We have adopted the Sustainable Forestry Initiative® (SFI) standard for wood fiber supplied to our manufacturing facilities, both from our timberlands and from third-party suppliers. If customer preference for a sustainability standard other than SFI increases, or if the SFI standard falls into disfavor, there may be reduced demand and lower prices for our products relative to competitors who can supply products sourced from forests certified to competing certification standards. If we seek to comply with such other standards, we could incur materially increased costs for our operations or be required to modify our operations, such as reducing harvest levels. FSC, in particular, employs standards that are geographically variable and could cause a material reduction in the harvest levels of some of our timberlands, most notably in the Pacific Northwest.

Our business and operations could be materially adversely affected by changes in the cost or availability of raw materials and energy.

We rely heavily on certain raw materials (principally wood fiber and chemicals) and energy sources (principally natural gas, electricity and fuel oil) in our manufacturing processes. Our ability to increase earnings has been, and will continue to be, affected by changes in the costs and availability of such raw materials and energy sources. We may not be able to fully offset the effects of higher raw material or energy costs through price increases, productivity improvements, cost-reduction programs or hedging arrangements. The U.S. has experienced significant inflation, which could continue or worsen and therefore negatively affect the cost or availability of raw materials and energy, which we may not be able to fully pass onto our customers.

PHYSICAL RISKS RELATED TO CLIMATE CHANGE

Changes in global or regional climate conditions could significantly harm our timberland assets and have a negative impact on our results of operations, cash flow and financial condition.

Climate change has the potential to cause significant disruptions to our business and results of operations, cash flow and financial condition. There is increasing concern that increases in global average temperatures caused by increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could cause significant changes in weather patterns, including changes to precipitation patterns and growing seasons. These changes could, in the long term and in some locations, lead to slower growth of our trees and, potentially, changes to the species mix that we manage in our timber assets. An increase in global temperature could also lead to an increase in the frequency and severity of extreme weather events and other natural disasters. Thus, damage or access to our timberland assets by existing causes, such as fire, insect or pest infestation, disease, prolonged drought,

flooding, windstorms and other natural disasters, could be significantly worsened by climate change. Extreme weather and temperatures could also lead to interruptions of normal work conditions in our operations. Any one or more of these negative effects on commercial timberland operations from climate change, both our own and that of other commercial timberland operators, could also have a material adverse impact on our Wood Products business by significantly affecting the availability, cost and quality of the wood fiber used in our mill operations.

WORKFORCE RISK

Our business is dependent upon attracting, retaining and developing key personnel.

Our success depends, to a significant extent, upon our ability to attract, retain and develop employees to help run our business, including but not limited to employees needed to staff our operations and key personnel capable of performing at a high level to fill roles in senior corporate and operations management. Our financial condition, results of operations or cash flows could be significantly adversely affected if we were to fail to recruit, retain, and develop such employees, or if there were to occur any significant decrease in the availability of such employees or any significant increase in the cost of providing such employees with competitive total compensation and benefits. For the last few years, we have experienced a competitive and challenging labor market. In addition, most of our operations are located in rural communities where we draw from local labor forces to fill many positions in both our Timberlands and Wood Products operations. These communities are often beset with many challenges ranging from struggling economies to limited community resources and access to educational opportunities, any one or more of which could lead to decreases in location populations and therefore decreases in the availability of an able and qualified workforce. A sustained labor shortage or increased turnover rates within our employee base, whether caused by any singular event such as the global pandemic or as a result of general macroeconomic or other factors, could disrupt our operations and lead to increased labor costs, such as an increased need for overtime work by current employees to meet demand and increased wage rates to attract and retain employees.

A strike or other work stoppage, or our inability to renew collective bargaining agreements on favorable terms, could adversely affect our financial results.

A significant number of employees in our Western Timberlands and in our Wood Products businesses located in the Pacific Northwest are covered by a collective bargaining agreement, and these employees have in the recent past commenced a work stoppage that was subsequently resolved. We also have collective bargaining agreements with smaller groups of employees in various other parts of our business operations. If our unionized workers were to engage in a protracted work stoppage, we could experience a significant disruption of operations at our facilities. Likewise, if our non-unionized operations were to become unionized and thereafter commence a work stoppage, we could experience a significant disruption of operations at our facilities. If we are unable to reach or renew collective bargaining agreements with our unionized workers, we could also experience higher ongoing labor costs. Any work stoppage by any one or more of our significant customers, transportation providers or suppliers could also have similar negative effects on us. Depending on scope and duration, any of these labor disruptions could have a material adverse effect on our financial condition, results of operations or cash flows.

PENSION PLAN LIABILITY RISK

Volatility in interest rates and lower than expected returns on our pension assets could reduce the funded status of our defined benefit pension plans, requiring us to make significant additional cash contributions to our benefit plans.

A portion of our current and former employees have accrued benefits under our defined benefit pension plans. Although the plans are not open to newly hired or rehired employees, current employees hired before the plan closure continue to accrue benefits. Requirements for funding our pension plan liabilities are based on a number of actuarial assumptions, including the expected rate of return on our plan assets and the discount rate applied to our pension plan obligations. Fluctuations in equity market returns and changes in long-term interest rates could increase our costs under our defined benefit pension plans and may significantly affect future contribution requirements. It is unknown what the actual investment return on our pension assets will be in future years and what interest rates may be at any given point in time. We cannot therefore provide any assurance of what our actual pension plan costs will be in the future, or whether we will be required under applicable law to make future material plan contributions. See *Note 8: Pension and Other Post-Employment Benefit Plans* for additional information about these plans, including funding status.

STRATEGIC INITIATIVES AND EXECUTION RISK

Our business and financial results may be adversely affected if we are unable to successfully execute on important strategic initiatives.

Our strategic initiatives are designed to improve our results of operations and drive long-term shareholder value. These

initiatives include, among others, optimizing cash flow through operational excellence, reducing costs to achieve industry-leading cost structure, innovating in higher-margin products and pursuing opportunities in emerging markets through our Real Estate, Energy & Natural Resources segment. For example, through our natural climate solutions business we are pursuing opportunities to participate in new and emerging markets for forest carbon credits and carbon storage, and the success of these endeavors is subject to many known and unknown risks. Known risks include but are not limited to market acceptance or changes in demand for our natural climate solutions products and services as these new markets evolve over time. Political and regulatory developments could also make these business opportunities less profitable or even impossible to pursue. We are also investing significant capital resources in constructing a new TimberStrand® manufacturing facility, and our ability to realize our projected financial and other benefits of the project is also subject to many known and unknown risks. These include but are not limited to our ability to timely commence or complete construction of the facility, our ability to procure necessary government licenses, approvals and permits, our receipt of certain tax abatement and related financial incentives from state and local governments and the performance of vendors and contractors. There can be no assurance that we will be able to successfully implement any one or more of our important strategic initiatives in accordance with our expectations, which could result in an adverse effect on our business and financial results.

We may be unsuccessful in carrying out our acquisition strategy.

We intend to strategically pursue acquisitions and strategic divestitures when market conditions warrant. As with any investment, our acquisitions may not perform in accordance with our expectations. In addition, we anticipate financing many of these acquisitions through cash from operations, borrowings under our unsecured credit facilities, proceeds from equity or debt offerings or proceeds from strategic asset dispositions, or any combination thereof. Our inability to finance future acquisitions on favorable terms, or at all, could adversely affect our ability to successfully execute strategic acquisitions and thereby adversely affect our results of operations, financial condition and cash flows.

FOREIGN CURRENCY RISK

We will be affected by changes in currency exchange rates.

We have manufacturing operations in Canada. We are also an exporter and compete with global producers of products very similar to ours. Therefore, we are affected by changes in the strength of the U.S. dollar, particularly relative to the Canadian dollar, euro, yuan and yen, and the strength of the euro relative to the yen. Changes in exchange rates could materially and adversely affect our sales volumes, margins and results of operations.

LEGAL, REGULATORY AND TAX RISKS

ENVIRONMENTAL LAWS AND REGULATIONS

We could incur substantial costs as a result of compliance with, violations of, or liabilities under applicable environmental laws and other laws and regulations.

We are subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment and wildlife, including those governing:

- air emissions,
- wastewater discharges,
- harvesting,
- silvicultural activities, including use of pesticides and herbicides,
- forestry operations and endangered species habitat protection,
- surface water management,
- the storage, usage, management and disposal of hazardous substances and wastes,
- the cleanup of contaminated sites,
- landfill operation and closure obligations,
- building codes and
- health and safety matters.

We have incurred, and we expect to continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations, and there can be no assurances that existing accruals for specific matters will be adequate to cover future costs. We also could incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting our operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.

As the owner and operator of real estate, we may be liable under environmental laws for cleanup, closure and other damages resulting from the presence and release of hazardous substances on or from our current or former properties or operations. In addition, surface water management regulations may present liabilities and are subject to change. The amount and timing of environmental expenditures is difficult to predict, and in some cases, our liability may exceed forecasted

amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional cleanup obligations at our sites or third-party sites may result in significant additional costs.

We also lease some of our properties to third-party operators for the purpose of exploring, extracting, developing and producing oil, gas, rock and other minerals in exchange for fees and royalty payments. These activities are also subject to federal, state and local laws and regulations. These operations may create risk of environmental liabilities for any unlawful discharge of oil, gas or other chemicals into the air, soil or water. Generally, these third-party operators indemnify us against any such liability, and we require that they maintain liability insurance during the term of our lease with them. However, if for any reason our third-party operators are not able to honor their indemnity obligation, or if the required liability insurance were not in effect, then it is possible that we could be deemed responsible for costs associated with environmental liability caused by such third-party operators.

Any material liability we incur as a result of activities conducted on our properties by us or by others with whom we have a business relationship could adversely affect our financial condition.

We also anticipate public policy developments at the state, federal and international level regarding climate change and energy access, security and competitiveness. As discussed below, we expect these developments to address emission of carbon dioxide, renewable energy and fuel standards, and the monetization of carbon. These developments may also include mandated changes to energy use and building codes which could affect homebuilding practices. Enactment of new environmental laws or regulations or changes in existing laws or regulations, or the interpretation of these laws or regulations, might require significant expenditures. We also anticipate public policy developments at the state, federal and international level regarding taxes and a number of other areas that could require significant expenditures.

LEGAL AND REGULATORY RISKS RELATED TO CLIMATE CHANGE

Governmental response to climate change at the international, federal and state levels may affect our financial condition, results of operations, cash flows and financial condition.

There continue to be numerous international, U.S. federal and state-level initiatives and proposals to address domestic and global climate issues. Within the U.S. and Canada, some of these proposals would regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon compound emissions into the atmosphere and provide tax and other incentives to produce and use cleaner energy. Indeed, such regulations have already been passed into law in some Canadian provinces and in Washington state, where we have mill operations. Climate change effects, if they occur, and governmental initiatives, laws and regulations to address potential climate concerns, could increase our costs and have a long-term adverse effect on our businesses and results of operations. Future legislation or regulatory activity in this area remains uncertain, and its effect on our operations is unclear at this time.

However, climate change legislation or related government mandates, standards or regulations intended to mitigate or reduce carbon compound, greenhouse gas emissions or other climate change effects could have significant adverse effects on our business and operations as well as our ability to achieve our recently announced business goals in emerging carbon credit and carbon storage markets. Any one or more of such new legal requirements and regulations could, for example, significantly increase the costs for our mills to comply with stricter air emissions regulations. They could also limit harvest levels for commercial timberland operators, which could in turn adversely affect our timberland operations as well as potentially lead to significant increases in the cost of energy, wood fiber and other raw materials for our wood products businesses. Any one or more of these developments, as well as other unforeseeable governmental responses to climate change, could have a material adverse effect on our financial condition, results of operations, cash flows and financial condition.

LEGAL MATTERS

We are involved in various environmental, regulatory, product liability and other legal matters, disputes and proceedings that, if determined or concluded in a manner adverse to our interests, could have a material adverse effect on our financial condition.

We are, from time to time, involved in a number of legal matters, disputes and proceedings (legal matters), some of which involve ongoing litigation. These include, without limitation, legal matters involving environmental clean-up and remediation, warranty and non-warranty product liability claims, regulatory issues, contractual and personal injury claims and other legal matters. In some cases, all or a portion of any loss we experience in connection with any such legal matters will be covered by insurance; in other cases, any such losses will not be covered.

The outcome, costs and other effects of current legal matters in which we are involved, and any related insurance recoveries, cannot be determined with certainty. Although the disclosures in *Note 13: Legal Proceedings, Commitments and Contingencies* contain management's current views of the

effect such legal matters could have on our financial results, there can be no assurance that the outcome of such legal matters will be as currently expected. It is possible that there could be adverse judgments against us in some or all major litigation matters against us, and that we could be required to take a charge and make cash payments for all or a portion of any related awards of damages. Any one or more of such charges or cash payment could materially and adversely affect our financial condition, results of operations or cash flows for the quarter or year in which we record or pay it.

REIT STATUS AND TAX IMPLICATIONS

If we fail to remain qualified as a REIT, our taxable income would be subject to tax at corporate rates and we would not be able to deduct dividends to shareholders.

In any taxable year in which we fail to qualify as a REIT, unless we are entitled to relief under the IRC:

- We would not be allowed to deduct dividends to shareholders in computing our taxable income.
- We would be subject to federal and state income tax on our taxable income at applicable corporate rates.
- We also would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code (IRC or Code) to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. We closely monitor our compliance with all of the various requirements for maintaining our REIT status. For example, we regularly test our compliance with the general requirement that at least 75 percent of the market value of our total assets consist of REIT-qualifying interests in real property (such as timberlands) and certain other specified qualifying assets, and that no more than 25 percent of the market value of our total assets may consist of assets that are not REIT-qualifying assets. Although we operate in a manner consistent with these REIT qualification rules, we cannot provide assurance that we are or will remain qualified.

Certain of our business activities are subject to corporate-level income tax and potentially subject to prohibited transactions tax.

Under the IRC, REITs generally must engage in the ownership and management of income producing real estate. For the company, this generally includes owning and managing a timberland portfolio for the production and sale of standing timber. Certain activities that generate non-qualifying REIT income could constitute "prohibited transactions." Prohibited transactions are defined by the Internal Revenue Code generally to be sales or other dispositions of property to customers in the ordinary course of a trade or business. Accordingly, the harvesting and sale of logs, the development or sale of certain timberlands and other real estate, and the manufacture and sale of wood products are conducted through one or more of our wholly-owned TRSs, the net income of which is subject to corporate-level tax. By conducting our business in this manner, we believe that we satisfy the REIT requirements of the Internal Revenue Code. However, if the Internal Revenue Service (IRS) were to successfully assert that these or any of our activities conducted at the REIT constituted prohibited transactions, we could be subject to the 100 percent tax on the net income from such activities.

The extent of our use of our TRSs may affect our REIT qualification and affect the price of our common shares relative to the share price of other REITs.

We conduct a significant portion of our business activities through one or more TRSs. The use of our TRSs enables us to engage in non-REIT qualifying business activities such as the harvesting and sale of logs, manufacture and sale of wood products, and the development and sale of certain higher and better use (HBU) property. Our TRSs are subject to corporate-level income tax. Under the Code, no more than 20 percent of the value of the gross assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of our TRSs' operations. While we intend to monitor the value of our investments in the stock and securities of our TRSs to ensure compliance with the 20 percent limitation, we cannot provide assurance that we will always be able to comply with the limitation so as to maintain REIT status. If we were to exceed the 20 percent limitation, we may be forced to sell or otherwise distribute assets of our TRSs in order to remain a qualified REIT. Furthermore, our use of TRSs may cause the market to value our common shares differently than the shares of other REITs, which may not use TRSs at all, or as extensively as we use them.

The failure of either of our two subsidiary REITs to maintain their separate REIT qualification could affect the company's own REIT qualification.

The vast majority of our timberlands are held in two subsidiaries that we operate to qualify as REITs. Our western timberlands and related assets are held in a subsidiary that began qualifying as a REIT beginning in the tax year 2022 and our southern timberlands and related assets are held in another subsidiary that intends to qualify as a REIT beginning in the tax year 2025. While our ownership interests in these subsidiaries are qualifying real estate assets for purposes of the company's 75 percent asset test described above, any

failure of either subsidiary REIT to maintain its own separate REIT status would generally result in the subsidiary being subject to regular U.S. corporate income tax, as described above, and the company's ownership interest in the subsidiary no longer qualifying as a real estate asset for purposes of the 75 percent asset test. If this were to occur, the company's own REIT qualification could be adversely affected.

We may be limited in our ability to fund distributions using cash generated through our TRSs.

The ability of the company to receive dividends from our TRSs is limited by the rules with which we must comply to maintain our status as a REIT. In particular, at least 75 percent of gross income for each taxable year as a REIT must be derived from real estate sources including sales of our standing timber and other types of qualifying real estate income, and no more than 25 percent of our gross income may consist of dividends from our TRSs and other non-real estate income. This limitation on our ability to receive dividends from our TRSs may affect our ability to fund cash distributions to our shareholders using cash flows from our TRSs. The net income of our TRSs is not required to be distributed, and income of our TRSs that is not distributed to the company will not be subject to the REIT income distribution requirement.

To maintain our qualification as a REIT and to avoid an excise tax, we are generally required to distribute substantially all of our taxable income to our shareholders.

Generally, REITs are required to distribute 90 percent of their ordinary taxable income and (to avoid an excise tax) 95 percent of their net capital gains income. Capital gains may be retained by the REIT but would be subject to corporate income taxes. If capital gains were retained rather than distributed, our shareholders would be deemed to have received a taxable distribution (about which we would notify them), with a credit or refund for any federal income tax paid by the company. We believe that we are not required to distribute material amounts of cash since substantially all of our taxable income is treated as capital gains income. As previously discussed in these Risk Factors, our board of directors, in its sole discretion, determines the amount, timing and frequency of our dividends to shareholders.

Changes in tax laws or their interpretation could adversely affect our shareholders and our results of operations.

Federal and state tax laws are constantly under review by persons involved in the legislative process, the IRS, the United States Department of the Treasury and state taxing authorities. Changes to tax laws could adversely affect our shareholders or increase our effective tax rates. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our shareholders may be changed.

U.S. AND INTERNATIONAL TRADE POLICY

Changes in U.S. foreign trade policy and responses from other countries may substantially increase the cost of our products in our export markets as well as increase the cost of imported products and raw materials that we use in our operations.

Our ability to conduct business can be significantly affected by changes in tariffs, duties, taxes or customs resulting from changes in U.S. and foreign trade policy. For example, we export logs and finished wood products to foreign markets, including Canada and China, and our ability to do so profitably would be affected by trade disputes that result in tariffs being charged on these products.

The new U.S. presidential administration has proposed to significantly increase tariffs on foreign imports into the United States, including imports from countries to which we export our products, such as Canada and China. In addition to increasing the cost of the wood products that we export to U.S. markets from our Canadian operations, this policy could result in one or more of our foreign export market jurisdictions adopting retaliatory trade policy that makes it more difficult or costly for us to export our products to those countries including, for example, by increasing tariffs, taxes or duties on our products or by placing significant import restrictions on our products such as onerous and excessive phytosanitary requirements. We could therefore experience reduced revenues and margins in our businesses that are adversely affected by international trade policy or disputes, including the terms of any settlement of such disputes. To the extent such trade policies increase prices, they could also reduce the overall demand for our products in affected markets. Likewise, U.S.-imposed tariffs on imports could also increase our costs for products and raw materials that we use in our operations, and we may not be able to pass on those cost increases to our customers. These changes could therefore have a material adverse effect on our business, financial results and financial condition, including facility closures or impairments of assets. We cannot predict future U.S. or foreign trade policy or the terms and conditions of any resolutions or settlements of international trade disputes and their effects on our business.

OTHER RISKS

RISKS RELATED TO OWNING OUR STOCK

Our cash dividends are not guaranteed and may fluctuate.

Our board of directors, in its sole discretion, determines the amount and timing of our cash dividends to shareholders based on consideration of a number of factors. These factors include, but are not limited to: our results of operations and cash flows; current and forecasted economic conditions; changes in the

current or expected prices and demand for our products and the general market demand for timberlands, including those timberland properties that have higher and better uses; current and forecasted harvest levels; balancing various capital allocation priorities and considerations including without limitation the company's capital requirements and debt repayment obligations; various finance considerations, including the company's credit ratings, borrowing capacity, debt covenant restrictions that may impose limitations on cash payments and other related factors and tax considerations. Consequently, the amount, timing and frequency of our dividends, including our quarterly base dividend and annual supplemental dividend, may fluctuate.

The market price of our common stock may be influenced by many factors, some of which are beyond our control.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including without limitation those described above and elsewhere in this report, as well as the following:

- actual or anticipated fluctuations in our operating results or our competitors' operating results;
- announcements by us or our competitors of new products, capacity changes, significant contracts, acquisitions or strategic investments or initiatives;
- our growth rate and our competitors' growth rates;
- general economic conditions;
- conditions in the financial markets;
- market interest rates and the relative yields on other financial instruments;
- general perceptions and expectations regarding housing markets, interest rates, commodity prices and currencies;
- changes in stock market analyst recommendations regarding us, our competitors or the forest products industry generally, or lack of analyst coverage of our common stock;
- sales of our common stock by our executive officers, directors and significant shareholders;
- sales or repurchases of substantial amounts of common stock;
- fluctuation in the market price of our products (see *Product Pricing and Profitability* above);
- changes in accounting principles and
- changes in tax laws and regulations.

In addition, there has been significant volatility in the market price and trading volume of securities of companies, including companies operating in the forest products industry, that often has been unrelated to individual company operating performance. Some companies that have experienced volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against us, it could result in substantial costs and divert management's attention and resources.

CAPITAL MARKETS RISKS

Deterioration in economic conditions and capital markets could adversely affect our access to capital.

Challenging market conditions could impair the company's ability to raise debt or equity capital or otherwise access capital markets on terms acceptable to us, which may, among other effects, reduce our ability to refinance debt maturities or take advantage of growth and expansion opportunities. Moreover, our businesses require substantial capital for repair or replacement of existing facilities or equipment. While we believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements, if for any reason we are unable to access capital for our operating needs, capital expenditures and other cash requirements on acceptable economic terms, or at all, we could experience a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in credit ratings issued by nationally recognized rating organizations could adversely affect our cost of financing and have an adverse effect on the market price of our securities.

Credit rating agencies rate our debt securities on factors that include our operating results and balance sheet, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Ratings decisions by these agencies include maintaining, upgrading or downgrading our current rating, as well as placing the company on a "watch list" for possible future ratings actions. Any downgrade of our credit rating, or decision by a rating agency to place us on a "watch list" for possible future downgrading could have an adverse effect on our ability to access credit markets, increase our cost of financing, and have an adverse effect on the market price of our securities.

INFORMATION TECHNOLOGY SYSTEMS AND CYBERSECURITY

Risks associated with our Information Technology (IT) systems, including but not limited to security breaches, system failures or other significant disruptions, as well as risks relating to implementation of new IT systems such as delays, cost overruns and platform integration problems, could compromise our data and adversely affect our operations, reported financial results and reputation and thereby expose us to potential liability or litigation.

We use IT systems to carry out our operating activities, maintain our business records, and collect and store sensitive data, including but not limited to intellectual property and personally identifiable information. Some of our systems are internally managed and some are maintained by third-party service providers. Although we employ, and we believe our third-party service providers employ, what we deem to be reasonably adequate security measures and controls, there can be no assurance that our efforts will be effective against the risks we face from cyber-attacks, including from: computer hackers, foreign governments and cyber terrorists; malicious code (such as malware, viruses and ransomware); an intentional or unintentional personnel action; a natural disaster; a hardware or software corruption, failure or error; a telecommunications system failure or disruption; a service provider failure or error; or any one or more other causes of a security breach, system failure or disruption. The increased prevalence and sophistication of Artificial Intelligence (AI) tools, such as AI-enabled malware, could increase the risks of cyber-attacks to our systems and to those of our third-party service providers. Implementation of new IT systems, including replacement of legacy systems with new or upgraded versions, could also pose a significant risk to us, as any such implementation could involve system failure, potential loss or corruption of our important data, security or internal control failures, delays, cost overruns and disruption to our operations.

Although we have, on occasion, experienced cybersecurity threats to our data and IT systems, including phishing attacks, to date no events of this nature have had a material adverse effect on our business or otherwise caused material harm to the company. However, if in the future our IT systems are significantly disrupted, shut down or otherwise compromised for any reason, or if our data is destroyed, misappropriated or inappropriately disclosed, our operations and financial results could be negatively affected. Additionally, we could suffer significant losses or incur significant liabilities, including without limitation damage to our reputation, loss of customer confidence or goodwill and significant expenditures of time and money to address and remediate any resulting damages to affected individuals or business partners or to defend ourselves in resulting litigation or other legal proceedings by affected individuals, business partners or regulators. For more information about our cybersecurity program, see *Item 1C Cybersecurity*.

UNRESOLVED STAFF COMMENTS

There are no unresolved comments that were received from the SEC staff relating to our periodic or current reports under the Securities Exchange Act of 1934.

CYBERSECURITY

RISK MANAGEMENT

Our risk management program includes focused efforts on identifying, assessing and managing cybersecurity risk, including the following:

- A robust information security training program that requires all company employees with access to our networks to participate in regular and mandatory training on how to be aware of, and help defend against, cyber risks, combined with periodic testing to measure the efficacy of our training efforts. Highlights of our training program include:
  - At least annual training for company employees who have access to our information systems.
  - Specialized training for all new hires.
  - Targeted training for all employees aimed at responding to current and emerging risks and threats using tools such as situational simulations and frequent testing of our employees' ability to identify and appropriately respond to cybersecurity threats.
- Alignment of our program with the National Institute of Standards and Technology Cybersecurity Framework to prevent, detect and respond to cyberattacks.
- Ongoing adoption of a "zero trust" cybersecurity model.
- Regular and robust testing of our systems to assess our vulnerability to cyber risk, which includes targeted penetration testing, tabletop incident response exercises, periodic audits of our systems by outside industry experts and regular vulnerability scanning.
- A formal vendor risk assessment process to ensure any vendors with information access have appropriate security measures and practices in place.
- Engaging external cybersecurity experts in incident response development and management.
- Business continuity plans and critical recovery backup systems.
- Requiring employees and third parties who have access to our systems to treat confidential and private information and data with care.
- Insurance for damage to property caused by a cyberattack.

Our chief information security officer (CISO) is primarily responsible for leading the technical team that assesses and manages cybersecurity risk for the company on a day-to-day basis. He and other members of the cybersecurity team have deep and broad experience and training in cybersecurity management, as well as relevant education and industry recognized certifications in information systems security.

CYBERSECURITY INCIDENT RESPONSE PROCESS

We maintain and actively update a cybersecurity incident response plan that outlines the steps we take to identify, investigate and take action in response to any potentially material cyber incidents. Our response plan ensures that our Cyber Incident Response Team, which includes our CISO, members of our senior management team and select members of our legal staff, is timely informed of and consulted with respect to any potentially material cyber incidents.

BOARD OVERSIGHT OF CYBER RISK

Members of management, including our CISO, regularly report on the company's cybersecurity matters to both our board's Audit Committee and to the full board, which has primary oversight responsibility in this area, as follows:

- Our cybersecurity program and risks are specifically discussed at least three times per year (including as part of our discussions regarding enterprise risk management).
- Our internal audit function's reviews of our information security programs and controls are included in quarterly reports to the Audit Committee.
- Current information security issues that arise during the year are discussed throughout the year if potentially significant to the company and are discussed with our chairman and Audit Committee chair between board meetings as appropriate.

RISK MITIGATION

We also manage cybersecurity risk by limiting our threat landscape. For example, we do not store, transmit or process many of the types of data commonly targeted in cyberattacks, such as consumer credit card or financial information, nor do we store or maintain significant proprietary data on our systems. Moreover, our businesses do not involve or represent national infrastructure, the likes of which are common targets of cyber attackers (e.g., energy, oil and gas, transportation, communications and banking and financial systems). We recognize that cyber threats are a permanent part of the risk landscape and that new threats are constantly evolving. For these and other reasons, cybersecurity is a top risk management priority at Weyerhaeuser.

Like many companies, we face a number of cybersecurity risks in the day-to-day operation of our business. Although during the three-year period ended December 31, 2024 and to date these risks have not materialized into any incident or series of incidents that have materially affected, or are reasonably likely to materially affect the company, its business strategy, results of operations or financial condition or otherwise caused material harm to the company, we have, on occasion, experienced cybersecurity threats to our data and information systems, including phishing attacks. Over this same time period, certain of our vendors and service providers have notified us of cybersecurity incidents involving their own systems and these cybersecurity incidents, likewise, have not materially affected us, our business strategy, results of operations or financial condition or otherwise caused material harm to the company. To date, we have incurred no expenses for penalties or settlements with a third party relating to any cybersecurity incidents. For more information about the cybersecurity risks we face, see the risk factor entitled "Information Systems and Cybersecurity" in *Item 1A Risk Factors*.

PROPERTIES

Details about our facilities, production capacities and locations are found in the *Our Business — What We Do* section of this report.

- For details about our Timberlands properties, go to *Our Business/What We Do/Timberlands/Where We Do It*.
- For details about our Real Estate, Energy and Natural Resources properties, go to *Our Business/What We Do/Real Estate, Energy and Natural Resources/Where We Do It*.
- For details about our Wood Products properties, go to *Our Business/What We Do/Wood Products/Where We Do It*.

LEGAL PROCEEDINGS

Refer to *Note 13: Legal Proceedings, Commitments and Contingencies*. SEC regulations require us to disclose certain information about proceedings arising under federal, state or local environmental provisions if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. In accordance with these regulations, the company uses a threshold of $1 million for purposes of determining whether disclosure of any such proceedings is required pursuant to this item.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the symbol WY.

As of December 31, 2024, there were 11,110 holders of record of our common shares.

INFORMATION ABOUT COMMON SHARE REPURCHASES

The following table provides information with respect to purchases of common shares made by the company during fourth quarter 2024:

COMMON SHARE REPURCHASES DURING FOURTH QUARTER 2024	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE DOLLAR VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS
October 1 - October 31	238,742	$ 32.72	238,742	$119,483,627
November 1 - November 30	—	$ —	—	$119,483,627
December 1 - December 31	686,859	$ 30.18	686,859	$ 98,753,490
Total	**925,601**	**$ 30.84**	**925,601**	

On September 22, 2021, we announced that our board of directors approved a new share repurchase program (the 2021 Repurchase Program) under which we are authorized to repurchase up to $1 billion of outstanding shares. Concurrently, the board terminated the remaining repurchase authorization under the 2019 repurchase program.

During fourth quarter 2024, we repurchased 925,601 common shares for approximately $28 million (including transaction fees) under the 2021 Repurchase Program in open-market transactions. Transaction fees incurred for repurchases are not counted as use of funds authorized for repurchase under the 2021 Repurchase Program. As of December 31, 2024, we had remaining authorization of $99 million for future share repurchases.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

Weyerhaeuser Company, S&P 500 and S&P Global Timber & Forestry Index



PERFORMANCE GRAPH ASSUMPTIONS

- Assumes $100 invested on December 31, 2019, in Weyerhaeuser common stock, the S&P 500 Index and the S&P Global Timber & Forestry Index.
- Total return assumes dividends received are reinvested immediately.
- Measurement dates are the last trading day of the calendar year shown.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

WHAT YOU WILL FIND IN THIS MD&A

Our MD&A includes the following major sections:

- economic and market conditions affecting our operations;
- financial performance summary;
- results of operations;
- liquidity and capital resources;
- environmental matters, legal proceedings and other contingencies;
- accounting matters and
- performance and liquidity measures.

For Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) related to the year ended December 31, 2022, refer to this same section in our 2023 annual report on Form 10-K as filed with the Securities and Exchange Commission on February 16, 2024.

ECONOMIC AND MARKET CONDITIONS AFFECTING OUR OPERATIONS

Our market conditions and the strength of the broader U.S. economy are, and will continue to be, influenced by the trajectory of activity in the U.S. housing and repair and remodel segments, inflation trends and interest rates. The demand for sawlogs within our Timberlands segment is directly affected by domestic production of wood-based building products. The strength of the U.S. housing market, particularly new residential construction, strongly affects demand in our Wood Products segment, as does repair and remodeling activity. Seasonal weather patterns impact the level of construction activity in the U.S., which in turn affects demand for our logs and wood products. Our Timberlands segment, specifically the Western region, is also affected by export demand and trade policy. Japanese housing starts are a key driver of export log demand in Japan. The demand for pulpwood from our Timberlands segment is directly affected by the production of pulp, paper and oriented strand board (OSB), as well as the demand for biofuels, such as wood-burning pellets made from pulpwood. Our Timberlands segment is also influenced by the availability of harvestable timber. In general, Western log markets are highly tensioned by available supply, while Southern log markets have more available supply. However, additional mill capacity being added in the U.S. South has led to tightening of markets in certain geographies. Our Real Estate, Energy and Natural Resources segment is affected by a variety of factors,

including the general state of the economy, local real estate market conditions, the level of construction activity in the U.S. and evolution of emerging renewable energy and carbon-related markets.

Over the past year, home sales and building activity moderated in part due to consistently elevated mortgage interest rates and reduced affordability. Specifically, multi-family construction has been hampered by a large supply of recently completed projects as well as higher interest rates and other factors constraining the underwriting of proposed projects. In contrast, new single-family home construction has remained resilient, as existing homeowners continued to be constrained by the lock-in effect of lower mortgage rates, compared to current rates. On a seasonally adjusted annual basis, as reported by the U.S. Census Bureau, housing starts for fourth quarter 2024 averaged 1.4 million units, a 3.5 percent increase from third quarter 2024. Single-family starts averaged 1.0 million units in fourth quarter 2024, a 3.3 percent increase from third quarter 2024. Multi-family starts averaged 376 thousand units in fourth quarter 2024, which was a 4.1 percent increase from third quarter 2024. Single-family construction is the primary driver for our business as compared to multi-family due to the amount of wood products used. Sales of newly built, single-family homes averaged a seasonally adjusted annual rate of 662 thousand units for fourth quarter 2024, a decrease of 6.5 percent from third quarter 2024, primarily driven by a seasonal reduction in buying activity. Over the medium to long-term, we expect a favorable U.S. housing construction market supported by strong demographics in the key home buying age cohorts, a decade of under building and historically low housing inventory.

Repair and remodeling expenditures decreased by 0.7 percent from third quarter 2024 to fourth quarter 2024 according to the Census Bureau Advance Retail Spending report. While there continues to be steady demand due to growing home equity and the lock-in effect, many homeowners have been more cautious in discretionary spending on large projects. Additionally, some repair and remodeling activity was accelerated during the pandemic which has had some impact on the level of spending. This softness has been reflected in both the do-it-yourself (DIY) and professionally built segments. Over the longer term, we expect this sector to resume pre-pandemic growth trends with healthy household balance sheets, elevated home equity and an aging U.S. housing stock, with a median age of 45 years.

In U.S. wood product markets, pricing for lumber and OSB increased during the fourth quarter, primarily driven by more constrained market supply. Demand for both products reflected measured buyer sentiment and a typical seasonal reduction in building activity through the winter months. In fourth quarter 2024, the Random Lengths Framing Lumber Composite price averaged $429/MBF and the OSB Composite averaged

$401/MSF. Over the course of fourth quarter 2024, composite prices for lumber increased from $396/MBF to $433/MBF and composite prices for OSB increased from $344/MSF to $418/MSF. Recent mill curtailments contributed to the strengthening lumber prices. OSB prices were supported by steady demand and limited open-market supply.

In Western log markets, Douglas fir sawlog prices increased 5.6 percent in fourth quarter 2024 compared with third quarter 2024, as reported by Fastmarkets RISI Log Lines based on Weyerhaeuser's sales mix. Strengthening lumber prices and seasonal reductions in log supply contributed to log price increases in fourth quarter 2024. In the South, delivered sawlog prices decreased 3.0 percent in fourth quarter 2024 compared to third quarter 2024 and declined 2.9 percent from fourth quarter 2023, as reported by TimberMart-South. This was largely driven by ample log supply and ongoing actions taken by mills to align capacity with lower demand for finished products, partially driven by the seasonal reduction in building activity in the winter months.

Currency exchange rates, available supply from other countries and trade policy affect our export businesses. During fourth quarter 2024, end use demand in export markets moderated. In Japan, total housing starts decreased 3.4 percent year to date through November compared to the same period in 2023, while the key Post and Beam segment saw a 2.6 percent decrease. The slowing demand was partially offset by a decrease in lumber imports to Japan from Europe, and reduced inventories of European lumber in the Japanese market. China's log markets were generally stable despite ongoing softness in end-market demand.

Interest rates affect our business primarily through their impact on mortgage rates and housing affordability, their general impact on the economy and their influence on our capital management activities. Actions by the U.S. Federal Reserve, the overall condition of the economy and fluctuations in financial markets are all factors that influence long-term

interest rates. 30-year mortgage rates, which are correlated with long-term interest rates, increased from 6.1 percent in third quarter 2024 to 6.9 percent in fourth quarter 2024, according to economic data from Freddie Mac. Many builders have been able to offset higher mortgage rates through discounts, mortgage rate buydowns and modifying product offerings such as home sizes and finishes. Higher rates have also locked-in many existing homeowners from selling, thereby reducing inventories of existing homes for sale which has led to increased demand for available new homes.

Increased inflation affects the cost of our operations across each of our business segments, including costs for raw materials, transportation, energy and labor. The Consumer Price Index increased at an annual rate of 2.9 percent as of December 2024 compared to 2.4 percent in September 2024. This rate is markedly down from its peak of over 9.0 percent in June 2022. While we can offset some of the impacts of inflation through our sales activities, operational excellence initiatives and procurement practices, not all costs associated with inflation can be fully mitigated or passed on to the customer.

The condition of the labor market affects all of our businesses as it relates to our ability to attract and retain employees and contractors. The unemployment rate remained flat at 4.1 percent from third quarter 2024 to fourth quarter 2024.

Governments and businesses across the globe are taking action on climate change and are making significant commitments toward decarbonizing operations and reducing greenhouse gas emissions to net zero. Achieving these commitments will require governments and companies to take major steps to modify operations, invest in low-carbon activities and purchase credits to reduce environmental impacts. We believe we are uniquely positioned to help entities achieve these commitments through natural climate solutions, including forest carbon sequestration, carbon capture and storage and renewable energy activities.

FINANCIAL PERFORMANCE SUMMARY

Net Sales by Segment



NET SALES BY SEGMENT IN MILLIONS OF DOLLARS

TIMBERLANDS: 2023 $1,654 / 2024 $1,512
REAL ESTATE & ENR: 2023 $363 / 2024 $391
WOOD PRODUCTS: 2023 $5,657 / 2024 $5,221

■ 2023   ■ 2024

Contribution to Earnings by Segment



CONTRIBUTION TO EARNINGS BY SEGMENT IN MILLIONS OF DOLLARS

TIMBERLANDS: 2023 $488 / 2024 $280
REAL ESTATE & ENR: 2023 $211 / 2024 $216
WOOD PRODUCTS: 2023 $709 / 2024 $457

■ 2023   ■ 2024

RESULTS OF OPERATIONS

In reviewing our results of operations, it is important to understand these terms:

- Sales realizations refer to net selling prices — this includes selling price plus freight minus normal sales deductions.
- Net contribution (charge) to earnings refers to earnings (loss) before interest expense, loss on debt extinguishment and income taxes.

CONSOLIDATED RESULTS

HOW WE DID

Summary of Financial Results

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE FIGURES			
			AMOUNT OF CHANGE
	2024	2023	2024 vs. 2023
Net sales	$ 7,124	$ 7,674	$ (550)
Costs of sales	$ 5,811	$ 5,992	$ (181)
Operating income	$ 685	$ 1,186	$ (501)
Net earnings	$ 396	$ 839	$ (443)
Basic and diluted earnings per share	$ 0.54	$ 1.15	$ (0.61)

COMPARING 2024 WITH 2023

Net Sales

Net sales decreased $550 million — 7 percent — primarily due to a $436 million decrease in Wood Products net sales attributable to decreased sales realizations and sales volumes across most product lines, as well as a $142 million decrease in Timberlands net sales to unaffiliated customers attributable to decreased log sales realizations and sales volumes in the Western and Southern regions.

Costs of Sales

Costs of sales decreased $181 million — 3 percent — primarily due to decreased sales volumes across most product lines in Wood Products, as well as decreased sales volumes in our Timberlands segment, partially offset by an increase in acres sold in our Real Estate, Energy and Natural Resources segment.

Operating Income

Operating income decreased $501 million — 42 percent — primarily due to a $369 million decrease in consolidated gross margin (see discussion of components above), as well as an $84 million decrease in gain on sale of timberlands (refer to *Note 4: Timberland Acquisitions and Divestitures*).

Net Earnings

Net earnings decreased $443 million — 53 percent — primarily due to the $501 million decrease in operating income discussed above. This decrease was partially offset by a $67 million decrease in income tax expense (refer to *Income Taxes*).

TIMBERLANDS

HOW WE DID

We report sales volumes and fee harvest volumes for our Timberlands segment in *Our Business/What We Do/ Timberlands*.

Net Sales and Net Contribution to Earnings for Timberlands

DOLLAR AMOUNTS IN MILLIONS			
			AMOUNT OF CHANGE
	2024	2023	2024 vs. 2023
Net sales to unaffiliated customers:			
Delivered logs:			
West	$ 693	$ 794	$ (101)
South	603	643	(40)
North	46	48	(2)
Total	**1,342**	**1,485**	**(143)**
Stumpage and pay-as-cut timber	51	56	(5)
Recreational and other lease revenue	77	74	3
Other products[1]	42	39	3
Subtotal net sales to unaffiliated customers	**1,512**	**1,654**	**(142)**
Intersegment net sales	554	572	(18)
Total segment net sales	**$ 2,066**	**$ 2,226**	**$ (160)**
Costs of sales	**$ 1,686**	**$ 1,746**	**$ (60)**
Operating income	**$ 279**	**$ 488**	**$ (209)**
Interest income and other	1	—	1
Net contribution to earnings	**$ 280**	**$ 488**	**$ (208)**

(1) Other products include sales of seeds and seedlings from our nursery operations and wood chips.

COMPARING 2024 WITH 2023

Net Sales — Unaffiliated Customers

Net sales to unaffiliated customers decreased $142 million — 9 percent — primarily due to a $101 million decrease in Western log sales attributable to a 7 percent decrease in sales realizations and a 6 percent decrease in sales volumes, as well as a $40 million decrease in Southern log sales primarily attributable to a 5 percent decrease in sales volumes.

Intersegment Sales

Intersegment sales decreased $18 million — 3 percent — primarily due to a 6 percent decrease in sales realizations, partially offset by a 3 percent increase in sales volumes.

Costs of Sales

Costs of sales decreased $60 million — 3 percent — primarily due to decreased Western and Southern sales volumes.

Net Contribution to Earnings

Net contribution to earnings decreased $208 million — 43 percent — primarily due to the change in the components of gross margin, as discussed above, as well as an $84 million decrease in gain on sale of timberlands (refer to *Note 4: Timberland Acquisitions and Divestitures*).

REAL ESTATE, ENERGY AND NATURAL RESOURCES

HOW WE DID

We report acres sold and average price per acre for our Real Estate, Energy and Natural Resources (Real Estate & ENR) segment in *Our Business/What We Do/Real Estate, Energy and Natural Resources*.

Net Sales and Net Contribution to Earnings for Real Estate, Energy and Natural Resources

DOLLAR AMOUNTS IN MILLIONS			
			AMOUNT OF CHANGE
	2024	2023	2024 vs. 2023
Net sales to unaffiliated buyers:			
Real estate	$ 280	$ 237	$ 43
Energy and natural resources	111	126	(15)
Total segment net sales	$ 391	$ 363	$ 28
Costs of sales	$ 152	$ 126	$ 26
Operating income and Net contribution to earnings	$ 216	$ 211	$ 5

The volume of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability of buyers to obtain financing, the number of competing properties listed for sale, the seasonal nature of sales, the plans of adjacent landowners, our expectations of future price appreciation, the timing of harvesting activities and the availability of government and not-for-profit funding. In any period, the average price per acre will vary based on the location and physical characteristics of parcels sold.

COMPARING 2024 WITH 2023

Net Sales

Net sales increased $28 million — 8 percent — primarily due to an increase in acres sold, partially offset by a decrease in average price per acre sold and a decrease in royalty income from our Energy and Natural Resources business.

Costs of Sales

Costs of sales increased $26 million — 21 percent — primarily due to an increase in acres sold.

Operating Income and Net Contribution to Earnings

Operating income and net contribution to earnings increased $5 million — 2 percent — primarily due to the change in the components of gross margin, as discussed above.

WOOD PRODUCTS

HOW WE DID

We report sales volumes and annual production data for our Wood Products segment in *Our Business/What We Do/Wood Products*.

Net Sales and Net Contribution to Earnings for Wood Products

DOLLAR AMOUNTS IN MILLIONS			
			AMOUNT OF CHANGE
	2024	2023	2024 vs. 2023
Net sales:			
Structural lumber	$ 1,906	$ 2,123	$ (217)
Oriented strand board	979	944	35
Engineered solid section	708	783	(75)
Engineered I-joists	390	447	(57)
Softwood plywood	158	166	(8)
Medium density fiberboard	159	155	4
Complementary building products	615	704	(89)
Other products produced[1]	306	335	(29)
Total segment net sales	$ 5,221	$ 5,657	$ (436)
Costs of sales	$ 4,516	$ 4,699	$ (183)
Operating income and Net contribution to earnings	$ 457	$ 709	$ (252)

(1) Other products produced sales include wood chips, other byproducts and third-party residual log sales from our Canadian Forestlands operations.

COMPARING 2024 WITH 2023

Net Sales

Net sales decreased $436 million — 8 percent — primarily due to:

- a $217 million decrease in structural lumber sales attributable to a 7 percent decrease in sales realizations, as well as a 3 percent decrease in sales volumes;
- an $89 million decrease in complementary building products sales attributable to decreased sales volumes across most products;
- a $75 million decrease in engineered solid section sales attributable to a 10 percent decrease in sales realizations;
- a $57 million decrease in engineered I-joists sales attributable to a 10 percent decrease in sales realizations, as well as a 3 percent decrease in sales volumes;
- a $29 million decrease in other products produced primarily attributable to decreased sales realizations for wood chips and
- an $8 million decrease in softwood plywood sales attributable to a 5 percent decrease in sales realizations.

These decreases were partially offset by a $35 million increase in oriented strand board sales attributable to a 6 percent increase in sales realizations, partially offset by a 2 percent decrease in sales volumes.

Costs of Sales

Costs of sales decreased $183 million — 4 percent — primarily due to decreased sales volumes across most product lines.

Operating Income and Net Contribution to Earnings

Operating income and net contribution to earnings decreased $252 million — 36 percent — primarily due to the change in the components of gross margin, as discussed above.

UNALLOCATED ITEMS

Unallocated items are gains or charges not related to, or allocated to, an individual operating segment. They include all or a portion of items such as:

- share-based compensation,
- pension and post-employment costs,
- elimination of intersegment profit in inventory and LIFO — the last-in, first-out method,
- foreign exchange transaction gains and losses resulting from changes in exchange rates primarily related to our U.S. dollar denominated cash and debt balances that are held by our Canadian subsidiary, as well as
- interest income and other.

Net Charge to Earnings for Unallocated Items

DOLLAR AMOUNTS IN MILLIONS			AMOUNT OF CHANGE
	2024	2023	2024 vs. 2023
Unallocated corporate function and variable compensation expense	$ (154)	$ (127)	$ (27)
Liability classified share-based compensation	2	(2)	4
Foreign exchange gain	1	1	—
Elimination of intersegment profit in inventory and LIFO	4	11	(7)
Other	(120)	(105)	(15)
Operating loss	(267)	(222)	(45)
Non-operating pension and other post-employment benefit costs	(42)	(45)	3
Interest income and other	52	76	(24)
Net charge to earnings	$ (257)	$ (191)	$ (66)

Net charge to earnings increased by $66 million — 35 percent — primarily due to:

- a $27 million increase in unallocated corporate function and variable compensation expense;
- a $24 million decrease in interest income and other, primarily attributable to a decrease in our cash and short-term investment accounts and
- a $7 million decrease in elimination of intersegment profit in inventory and LIFO.

INTEREST EXPENSE

Our net interest expense incurred for the last two years was:

- $269 million in 2024 and
- $280 million in 2023.

Interest expense decreased by $11 million compared to 2023 primarily due to a series of debt issuances and retirements during 2023 that decreased our average outstanding debt.

Refer to *Note 11: Long-Term Debt, Net* for further information.

INCOME TAXES

As a REIT, we generally are not subject to federal corporate level income taxes on REIT taxable income that is distributed to shareholders. Historical distributions to shareholders, including amounts and tax characteristics, are summarized in the table below.

AMOUNTS PER SHARE		
	2024	2023
Common — capital gain distribution	$ 0.94	$ 1.66

We are required to pay corporate income taxes on earnings of our TRSs, which include our Wood Products segment and portions of our Timberlands and Real Estate & ENR segments' earnings. Our provision for income taxes is primarily driven by earnings generated by our TRSs.

Our provision for income taxes the last two years was:

- $31 million in 2024 and
- $98 million in 2023.

Income tax expense decreased by $67 million compared to 2023 primarily due to decreases in our pretax earnings and effective income tax rate.

Refer to *Note 18: Income Taxes* for further information.

LIQUIDITY AND CAPITAL RESOURCES

We are committed to maintaining an appropriate capital structure that provides financial flexibility and enables us to protect the interests of our shareholders and meet our obligations to our lenders, while also maintaining access to all major financial markets. As of December 31, 2024, we had $684 million in cash and cash equivalents and $1.5 billion of availability on our line of credit, which expires in March 2028. We believe we have sufficient liquidity to meet our cash requirements for the foreseeable future.

CASH FROM OPERATIONS

Consolidated net cash from operations was:

- $1,008 million in 2024 and
- $1,433 million in 2023.

COMPARING 2024 WITH 2023

Net cash from operations decreased by $425 million, primarily due to decreased cash inflows from our business operations.

Pension Contributions and Benefit Payments Made and Expected

During 2024, we contributed a total of $18 million to our pension and post-employment benefit plans, compared to a total of $20 million during 2023.

For 2025, we expect to contribute approximately $20 million to our pension and post-employment benefit plans. Refer to *Note 8: Pension and Other Post-Employment Benefit Plans* for further information.

INVESTING IN OUR BUSINESS

Cash from investing activities includes items such as:

- capital expenditures for property, equipment and reforestation,

- acquisitions of timberlands,
- proceeds from sales of assets and operations and
- purchases and maturities of short-term investments.

Consolidated net cash from investing activities was:

- $(636) million in 2024 and
- $(508) million in 2023.

COMPARING 2024 WITH 2023

Net cash from investing activities decreased by $128 million, primarily due to:

- a $166 million decrease in proceeds from the sale of timberlands and
- an $18 million increase in cash spent on the acquisition of timberlands.

These changes were partially offset by a $26 million decrease in capital expenditures for property and equipment.

Summary of Capital Spending by Business Segment

DOLLAR AMOUNTS IN MILLIONS		
	2024	2023
Timberlands	$ 105	$ 111
Wood Products	294	323
Unallocated Items	17	13
Total	**$ 416**	**$ 447**

During fourth quarter 2024, we announced our plan to invest approximately $500 million to build a new TimberStrand® facility in Monticello, Arkansas. This capital outlay may be sourced from cash on hand or through future financing, as deemed appropriate. Construction is expected to start in 2025, with the goal of starting operations in 2027. Once completed, the new facility will increase our engineered wood products capacity by approximately 10 million cubic feet.

We expect our capital expenditures for 2025 to be approximately $440 million, excluding the investment in our Monticello engineered wood products facility. We plan to exclude the investment for purposes of calculating our annual Adjusted Funds Available for Distribution (Adjusted FAD), as used in our flexible cash return framework. The amount we spend on capital expenditures could change due to:

- future economic conditions,
- environmental regulations,
- changes in the composition of our business,
- weather,
- timing of equipment purchases and
- capital needs related to other business opportunities.

FINANCING

Cash from financing activities includes items such as:

- issuances and payments of debt and
- payments for cash dividends and repurchasing stock.

Consolidated net cash from financing activities was:

- $(852) million in 2024 and
- $(1,342) million in 2023.

COMPARING 2024 WITH 2023

Net cash from financing activities increased by $490 million, primarily due to:

- a $978 million decrease in payments on long-term debt and
- a $532 million decrease in cash paid for dividends.

These changes were partially offset by a $992 million decrease in net proceeds from issuance of long-term debt and a $23 million increase in cash used for repurchases of common stock.

LONG-TERM DEBT

Our consolidated long-term debt (including current portion) was:

- $5,076 million as of December 31, 2024 and
- $5,069 million as of December 31, 2023.

The $7 million increase in our long-term debt during 2024 is attributable to amortization of debt discounts and capitalized debt expenses.

The weighted average interest rate and the weighted average maturity on our long-term debt as of December 31, 2024 were 5.30 percent and 6.6 years, respectively.

In January 2025, we repaid our $139 million 8.50 percent debentures at maturity. We have $71 million of 7.95 percent debentures scheduled to mature in first quarter 2025.

See *Note 11: Long-Term Debt, Net* for more information.

LINE OF CREDIT

We had no outstanding borrowings on our $1.5 billion five-year senior unsecured revolving credit facility as of December 31, 2024 or December 31, 2023. This credit facility expires in March 2028.

Refer to *Note 10: Line of Credit* for further information.

Our Covenants

Our key covenants include the requirement to maintain:

- a minimum total adjusted shareholders' equity of $3.0 billion and
- a defined debt-to-total-capital ratio of 65 percent or less.

Our total adjusted shareholders' equity is comprised of:

- total shareholders' equity,
- excluding accumulated other comprehensive loss,
- minus our investment in our unrestricted subsidiaries.

Our capitalization is comprised of:

- total debt,
- plus total adjusted shareholders' equity.

As of December 31, 2024, we had:

- total adjusted shareholders' equity of $10.1 billion and
- a defined debt-to-total-capital ratio of 33.4 percent.

When calculating compliance in accordance with financial debt covenants as of December 31, 2024 and December 31, 2023, we excluded the full amount of accumulated other comprehensive loss of $402 million and $293 million, respectively. See *Note 14: Shareholders' Interest* for further information on accumulated other comprehensive loss.

There are no other significant financial debt covenants related to our third-party debt.

CREDIT RATINGS

As of December 31, 2024, our long-term issuer credit rating was BBB and Baa2 from S&P and Moody's, respectively.

DIVIDENDS

We paid cash dividends on common shares of:

- $684 million in 2024 and
- $1,216 million in 2023.

The decrease in dividends paid is primarily due to a supplemental dividend of $0.14 per share based on 2023 financial results for a total of $102 million paid in first quarter 2024 in comparison to a supplemental dividend of $0.90 per share based on 2022 financial results for a total of $660 million paid in first quarter 2023.

Under our cash return framework, we plan to supplement our base dividend with an additional return of variable cash, as appropriate, in the form of a supplemental cash dividend and/or share repurchase to achieve our targeted total return to shareholders of 75 to 80 percent of annual Adjusted Funds Available for Distribution (Adjusted FAD). For further information on Adjusted FAD see *Performance and Liquidity Measures*.

SHARE REPURCHASES

We repurchased 4.9 million common shares for approximately $153 million (including transaction fees) during the year ended December 31, 2024. We repurchased 4.1 million common shares for approximately $125 million (including transaction fees) in 2023. As of December 31, 2024, we had remaining authorization of $99 million for future share repurchases. For further information on share repurchases see *Note 14: Shareholders' Interest*.

OUR CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

More details about our contractual obligations and commercial commitments are in *Note 8: Pension and Other Post-Employment Benefit Plans*, *Note 10: Line of Credit*, *Note 11: Long-Term Debt, Net*, *Note 13: Legal Proceedings, Commitments and Contingencies*, *Note 16: Leases* and *Note 18: Income Taxes*.

Significant Contractual Obligations as of December 31, 2024

Significant contractual obligations as of December 31, 2024 include our long-term debt obligations and lease obligations. Refer to *Note 11: Long-Term Debt, Net* and *Note 16: Leases*, respectively, for further information. Additional significant contractual obligations are included below.

DOLLAR AMOUNTS IN MILLIONS					
		PAYMENTS DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Interest[1]	$ 1,703	$ 264	$ 431	$ 337	$ 671
Purchase obligations[2]	$ 624	$ 219	$ 272	$ 70	$ 63
Employee-related obligations[3]	$ 263	$ 114	$ 20	$ 17	$ 40

(1) Amounts presented for interest payments assume that all long-term debt obligations outstanding as of December 31, 2024 will remain outstanding until maturity.
(2) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude arrangements that the company can cancel without penalty.
(3) The timing of certain payments within this category will be triggered by retirements or other events. These payments can include workers compensation, deferred compensation and banked vacation, among other obligations. When the timing of payment is uncertain, the amounts are included in the total column only. Minimum pension funding is required by established funding standards and estimates are not made for 2026 onward. Estimated payments of contractually obligated post-employment benefits are not included due to the uncertainty of payment timing.

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements have not had — and are not reasonably likely to have — a material effect on our current or future financial condition, results of operations or cash flows. *Note 10: Line of Credit* contains our disclosures of surety bonds and letters of credit.

ENVIRONMENTAL MATTERS, LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

See *Note 13: Legal Proceedings, Commitments and Contingencies*.

ACCOUNTING MATTERS

CRITICAL ACCOUNTING ESTIMATES

In the preparation of our financial statements we follow established accounting policies and make estimates that affect both the amounts and timing of the recording of assets, liabilities, revenues and expenses. We base our judgments and estimates on historical experience and assumptions we believe are appropriate and reasonable under current circumstances. Actual results, however, could differ materially from the estimated amounts we have recorded. Some of these estimates require judgments about matters that are inherently uncertain. Accounting policies whose application involve a significant level of estimation uncertainty and may have a material effect on our results of operations or financial condition are considered critical accounting estimates.

DISCOUNT RATES FOR PENSION AND POST-EMPLOYMENT BENEFIT PLANS

Discount rates are used to estimate the net present value of our pension and other post-employment plan obligations. These rates are determined at the measurement date by matching current spot rates of high-quality corporate bonds with maturities similar to the timing of expected cash outflows for benefits. The selection of discount rates requires judgment as well as the involvement of actuarial specialists. These specialists assist with selecting yield curves based on published indices for high-quality corporate bonds and projecting the timing and amount of cash flows associated with our obligations to ultimately support our determination of an appropriate discount rate for each plan.

Our discount rates as of December 31, 2024 are:

- 5.7 percent for our U.S. pension plans — compared with 5.2 percent at December 31, 2023;
- 5.5 percent for our U.S. post-employment benefit plans — compared with 5.1 percent at December 31, 2023;
- 4.7 percent for our Canadian pension plans — compared with 4.7 percent at December 31, 2023 and
- 4.5 percent for our Canadian post-employment benefit plans — compared with 4.6 percent at December 31, 2023.

Pension expenses for 2025 will be based on the 5.7 percent and 4.7 percent assumed discount rates for the U.S. pension plans and the Canadian pension plans, respectively, and the

5.5 percent and 4.5 percent assumed discount rates for the U.S. and Canadian post-employment benefit plans, respectively.

Our discount rates are important in determining the cost of our plans. A 50 basis point decrease in our discount rate would increase expense or reduce a credit by approximately:

- $10 million for our U.S. qualified pension plans and
- $2 million for our Canadian registered pension plans.

Details about our other significant accounting policies are in *Note 1: Summary of Significant Accounting Policies.*

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

A summary of prospective accounting pronouncements is in *Note 1: Summary of Significant Accounting Policies.*

PERFORMANCE AND LIQUIDITY MEASURES

We use Adjusted EBITDA as a key performance measure to evaluate the performance of the consolidated company and our business segments. This measure should not be considered in isolation from, and is not intended to represent an alternative to, our results reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). However, we believe Adjusted EBITDA provides meaningful supplemental information for our investors about our operating performance, better facilitates period to period comparisons and is widely used by analysts, lenders, rating agencies and other interested parties. Our definition of Adjusted EBITDA may be different from similarly titled measures reported by other companies. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, basis of real estate sold and special items.

Adjusted EBITDA by Segment

DOLLAR AMOUNTS IN MILLIONS				
		2024		2023
Timberlands	$	539	$	646
Real Estate & ENR		349		320
Wood Products		661		905
Unallocated Items		(257)		(177)
Total	**$**	**1,292**	**$**	**1,694**

We reconcile Adjusted EBITDA to net earnings for the consolidated company and to operating income (loss) for the business segments, as those are the most directly comparable U.S. GAAP measures for each.

The table below reconciles Adjusted EBITDA by segment to net earnings for the year ended December 31, 2024:

DOLLAR AMOUNTS IN MILLIONS	TIMBERLANDS		REAL ESTATE & ENR		WOOD PRODUCTS		UNALLOCATED ITEMS		TOTAL	
Net earnings									$	396
Interest expense, net of capitalized interest										269
Income taxes										31
Net contribution (charge) to earnings	$	280	$	216	$	457	$	(257)	$	696
Non-operating pension and other post-employment benefit costs		—		—		—		42		42
Interest income and other		(1)		—		—		(52)		(53)
Operating income (loss)		279		216		457		(267)		685
Depreciation, depletion and amortization		260		13		219		10		502
Basis of real estate sold		—		120		—		—		120
Special items included in operating income (loss)[1]		—		—		(15)		—		(15)
Adjusted EBITDA	$	539	$	349	$	661	$	(257)	$	1,292

(1) Operating income (loss) for Wood Products includes pretax special items consisting of a $25 million product remediation recovery and a $10 million noncash impairment charge related to the indefinite curtailment of our New Bern lumber mill.

The table below reconciles Adjusted EBITDA by segment to net earnings for the year ended December 31, 2023:

DOLLAR AMOUNTS IN MILLIONS	TIMBERLANDS		REAL ESTATE & ENR		WOOD PRODUCTS		UNALLOCATED ITEMS		TOTAL	
Net earnings									$	839
Interest expense, net of capitalized interest										280
Income taxes										98
Net contribution (charge) to earnings	$	488	$	211	$	709	$	(191)	$	1,217
Non-operating pension and other post-employment benefit costs		—		—		—		45		45
Interest income and other		—		—		—		(76)		(76)
Operating income (loss)		488		211		709		(222)		1,186
Depreciation, depletion and amortization		267		16		210		7		500
Basis of real estate sold		—		93		—		—		93
Special items included in operating income (loss)[1][2][3]		(109)		—		(14)		38		(85)
Adjusted EBITDA	$	646	$	320	$	905	$	(177)	$	1,694

(1) Operating income (loss) for Timberlands includes pretax special items consisting of an $84 million gain on the sale of timberlands and a $25 million legal benefit.
(2) Operating income (loss) for Wood Products includes a pretax special item consisting of a $14 million insurance recovery.
(3) Operating income (loss) for Unallocated Items includes pretax special items consisting of an $11 million noncash environmental remediation charge and $27 million of legal expense.

Net Earnings and Net Earnings per Diluted Share Before Special Items (Income Tax Affected)

We reconcile net earnings before special items to net earnings and net earnings per diluted share before special items to net earnings per diluted share, as those are the most directly comparable U.S. GAAP measures. We believe the measures provide meaningful supplemental information for investors about our operating performance, better facilitate period to period comparisons, and are widely used by analysts, lenders, rating agencies and other interested parties.

The table below reconciles net earnings before special items to net earnings:

DOLLAR AMOUNTS IN MILLIONS		2024		2023
Net earnings	$	396	$	839
Environmental remediation charge		—		8
Gain on sale of timberlands		—		(83)
Insurance recovery		—		(10)
Legal benefit		—		(25)
Legal expense		—		20
Product remediation recovery		(19)		—
Restructuring, impairments and other charges		7		—
Net earnings before special items	$	384	$	749

The table below reconciles net earnings per diluted share before special items to net earnings per diluted share:

AMOUNTS PER SHARE		2024		2023
Net earnings per diluted share	$	0.54	$	1.15
Environmental remediation charge		—		0.01
Gain on sale of timberlands		—		(0.12)
Insurance recovery		—		(0.01)
Legal benefit		—		(0.03)
Legal expense		—		0.02
Product remediation recovery		(0.02)		—
Restructuring, impairments and other charges		0.01		—
Net earnings per diluted share before special items	$	0.53	$	1.02

Adjusted FAD

We use Adjusted Funds Available for Distribution (Adjusted FAD) to evaluate the company's liquidity and measure cash generated during the period (net of capital expenditures and significant nonrecurring items) that is available for dividends, repurchases of common shares, debt reduction, acquisitions, and other discretionary and nondiscretionary capital allocation activities. Adjusted FAD should not be considered in isolation from, and is not intended to represent an alternative to, results reported in accordance with U.S. GAAP. However, we believe the measure provides meaningful supplemental information for our investors about our liquidity. Adjusted FAD, as we define it, is net cash from operations adjusted for capital expenditures and significant non-recurring items. Our definition of Adjusted FAD may be different from similarly titled measures reported by other companies, including those in our industry. We reconcile Adjusted FAD to net cash from operations, as that is the most directly comparable U.S. GAAP measure.

The table below reconciles Adjusted FAD to net cash from operations:

DOLLAR AMOUNTS IN MILLIONS		2024		2023
Net cash from operations	$	1,008	$	1,433
Capital expenditures		(416)		(447)
FAD	$	592	$	986
Cash from product remediation recovery		(25)		—
Adjusted FAD	$	567	$	986
Net cash from investing activities	$	(636)	$	(508)
Net cash from financing activities	$	(852)	$	(1,342)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

LONG-TERM DEBT OBLIGATIONS

The following summary of our long-term debt obligations includes:

- scheduled principal repayments for the next five years and after;
- weighted average interest rates for debt maturing in each of the next five years and after and
- estimated fair values of outstanding obligations.

We estimate the fair value of long-term debt based on quoted market prices we receive for the same types and issues of our debt or on the discounted value of the future cash flows using market yields for the same type and comparable issues of debt. Changes in market rates of interest affect the fair value of our fixed-rate debt.

SUMMARY OF LONG-TERM DEBT OBLIGATIONS AS OF DECEMBER 31, 2024

DOLLAR AMOUNTS IN MILLIONS	2025	2026	2027	2028	2029	THEREAFTER	TOTAL[1]	FAIR VALUE
Fixed-rate debt	$ 210	$ 1,022	$ 300	$ —	$ 750	$ 2,583	$ 4,865	$ 4,757
Average interest rate	8.31%	5.52%	6.95%	—%	4.00%	5.06%	5.25%	N/A
Variable-rate debt[2]	$ —	$ —	$ —	$ 250	$ —	$ —	$ 250	$ 250

(1) Excludes $39 million of unamortized discounts and capitalized debt expense.
(2) As of December 31, 2024, the interest rate for our variable-rate debt was 6.31%, excluding estimated patronage refunds.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Weyerhaeuser Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Weyerhaeuser Company and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 14, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Projected benefit obligations for pensions

As discussed in Notes 1 and 8 to the consolidated financial statements, the Company's projected benefit obligations for pension plans were $2,234 million as of December 31, 2024, which included the projected benefit obligation for the U.S. qualified pension plans. The Company estimates the liability related to their pension plans using actuarial models that include assumptions about the Company's discount rates.

We identified the evaluation of the Company's projected benefit obligation for the U.S. qualified pension plans as a critical audit matter. This is due to the sensitivity of the obligation to changes in the discount rate used and the subjectivity in evaluating the rate. Additionally, the assessment of the discount rate required specialized actuarial skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the U.S. qualified pension obligation process. This included controls related to the actuarial determination of the discount rate used in the valuation of the projected benefit obligation for the U.S. qualified pension plans. These procedures also included analyzing year-over-year changes to the projected cash flows associated with the obligation. Additionally, we involved actuarial professionals with specialized skills and knowledge, who assisted in the evaluation of the Company's discount rate by:

- evaluating the selected yield curve used to determine the discount rate
- assessing changes in the discount rate from the prior year against changes in published indices
- evaluating the discount rate based on the projected cash flows compared with those of similar plans.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Seattle, Washington
February 14, 2025

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2024

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE FIGURES	2024		2023		2022	
Net sales (Note 3)	$	7,124	$	7,674	$	10,184
Costs of sales		5,811		5,992		6,564
Gross margin		**1,313**		**1,682**		**3,620**
Selling expenses		88		87		93
General and administrative expenses		480		431		398
Gain on sale of timberlands (Note 4)		—		(84)		—
Other operating costs, net (Note 17)		60		62		49
Operating income		**685**		**1,186**		**3,080**
Non-operating pension and other post-employment benefit costs (Note 8)		(42)		(45)		(254)
Interest income and other		53		76		25
Interest expense, net of capitalized interest		(269)		(280)		(270)
Loss on debt extinguishment (Note 11)		—		—		(276)
Earnings before income taxes		**427**		**937**		**2,305**
Income taxes (Note 18)		(31)		(98)		(425)
Net earnings	$	**396**	$	**839**	$	**1,880**
Basic and diluted earnings per share (Note 5):	$	0.54	$	1.15	$	2.53
Weighted average shares outstanding (in thousands) (Note 5):						
Basic		728,398		731,654		741,904
Diluted		728,957		732,222		742,953

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2024

DOLLAR AMOUNTS IN MILLIONS		2024		2023		2022
Comprehensive income:						
Net earnings	$	396	$	839	$	1,880
Other comprehensive (loss) income:						
Foreign currency translation adjustments		(40)		7		(52)
Changes in unamortized actuarial loss, net of tax benefit (expense) of $20 in 2024, $17 in 2023 and $(95) in 2022		(69)		(51)		284
Changes in unamortized net prior service credit, net of tax (expense) benefit of $(1) in 2024, $2 in 2023 and $(2) in 2022		—		(2)		—
Total comprehensive income	$	287	$	793	$	2,112

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED BALANCE SHEET

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PAR VALUE	DECEMBER 31, 2024	DECEMBER 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 684	$ 1,164
Receivables, net	306	354
Receivables for taxes	9	10
Inventories (Note 6)	607	566
Prepaid expenses and other current assets	142	219
Total current assets	**1,748**	**2,313**
Property and equipment, net (Note 7)	2,329	2,269
Construction in progress	287	270
Timber and timberlands at cost, less depletion	11,551	11,528
Minerals and mineral rights, less depletion	189	200
Deferred tax assets (Note 18)	24	15
Other assets	408	388
Total assets	**$ 16,536**	**$ 16,983**
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt (Notes 11 and 12)	$ 210	$ —
Accounts payable	255	287
Accrued liabilities (Note 9)	512	501
Total current liabilities	**977**	**788**
Long-term debt, net (Notes 11 and 12)	4,866	5,069
Deferred tax liabilities (Note 18)	26	81
Deferred pension and other post-employment benefits (Note 8)	596	461
Other liabilities	350	348
Total liabilities	**6,815**	**6,747**
Commitments and contingencies (Note 13)		
Equity:		
Weyerhaeuser shareholders' interest (Notes 14 and 15):		
Common shares: $1.25 par value; authorized 1,360 million shares; issued and outstanding: 725,845 thousand shares at December 31, 2024 and 729,753 thousand shares at December 31, 2023	908	912
Other capital	7,500	7,608
Retained earnings	1,715	2,009
Accumulated other comprehensive loss (Note 14)	(402)	(293)
Total equity	**9,721**	**10,236**
Total liabilities and equity	**$ 16,536**	**$ 16,983**

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2024

DOLLAR AMOUNTS IN MILLIONS	2024	2023	2022
Cash flows from operations:			
Net earnings	$ 396	$ 839	$ 1,880
Noncash charges (credits) to earnings:			
Depreciation, depletion and amortization	502	500	480
Basis of real estate sold	120	93	84
Deferred income taxes, net (Note 18)	(40)	(4)	(30)
Pension and other post-employment benefits (Note 8)	63	68	290
Share-based compensation expense (Note 15)	43	36	33
Net gains on sale of timberlands (Note 4)	—	(84)	—
Loss on debt extinguishment (Note 11)	—	—	276
Other	2	(2)	—
Change in:			
Receivables, net	45	4	149
Receivables and payables for taxes	14	41	(101)
Inventories	(55)	(13)	(37)
Prepaid expenses and other current assets	19	(13)	(12)
Accounts payable and accrued liabilities	(38)	35	(111)
Pension and post-employment benefit contributions and payments	(18)	(20)	(24)
Other	(45)	(47)	(45)
Net cash from operations	**1,008**	**1,433**	**2,832**
Cash flows from investing activities:			
Capital expenditures for property and equipment	(364)	(390)	(415)
Capital expenditures for timberlands reforestation	(52)	(57)	(53)
Acquisition of timberlands (Note 4)	(251)	(233)	(295)
Proceeds from sale of timberlands (Note 4)	—	166	—
Purchase of short-term investments	—	(664)	—
Maturities of short-term investments	—	664	—
Other	31	6	4
Net cash from investing activities	**(636)**	**(508)**	**(759)**
Cash flows from financing activities:			
Cash dividends on common shares	(684)	(1,216)	(1,617)
Net proceeds from issuance of long-term debt (Note 11)	—	992	881
Payments on long-term debt (Note 11)	—	(978)	(1,203)
Repurchases of common shares (Note 14)	(154)	(131)	(543)
Other	(14)	(9)	(9)
Net cash from financing activities	**(852)**	**(1,342)**	**(2,491)**
Net change in cash, cash equivalents and restricted cash	**$ (480)**	**$ (417)**	**$ (418)**
Cash, cash equivalents and restricted cash at beginning of year	$ 1,164	$ 1,581	$ 1,999
Cash, cash equivalents and restricted cash at end of year	$ 684	$ 1,164	$ 1,581
Cash paid during the year for:			
Interest, net of amounts capitalized of $10 in 2024, $7 in 2023 and $6 in 2022	$ 259	$ 283	$ 283
Income taxes, net of refunds	$ 60	$ 63	$ 566

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2024

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE FIGURES			
	2024	2023	2022
Common shares:			
Balance at beginning of year	$ 912	$ 916	$ 934
Issued for exercise of stock options and vested units	2	1	2
Repurchases of common shares (Note 14)	(6)	(5)	(20)
Balance at end of year	**908**	**912**	**916**
Other capital:			
Balance at beginning of year	7,608	7,691	8,181
Issued for exercise of stock options	4	7	15
Repurchases of common shares (Note 14)	(147)	(120)	(530)
Share-based compensation	43	36	33
Other transactions, net	(8)	(6)	(8)
Balance at end of year	**7,500**	**7,608**	**7,691**
Retained earnings:			
Balance at beginning of year	2,009	2,389	2,131
Net earnings	396	839	1,880
Dividends on common shares	(690)	(1,219)	(1,622)
Balance at end of year	**1,715**	**2,009**	**2,389**
Accumulated other comprehensive loss:			
Balance at beginning of year	(293)	(247)	(479)
Other comprehensive (loss) income	(109)	(46)	232
Balance at end of year	**(402)**	**(293)**	**(247)**
Total equity:			
Balance at end of year	**$ 9,721**	**$ 10,236**	**$ 10,749**
Dividends paid per common share	**$ 0.94**	**$ 1.66**	**$ 2.17**

See accompanying *Notes to Consolidated Financial Statements*.

INDEX FOR NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies describe:

- our election to be taxed as a real estate investment trust,
- how we report our results,
- changes in how we report our results and
- how we account for certain key items.

REAL ESTATE INVESTMENT TRUST (REIT)

We are organized as a REIT. Our holding company and two subsidiaries, which collectively hold most of the timberland assets related to our Timberlands segment, each operate as a REIT for federal income tax purposes. We also own Taxable REIT Subsidiaries (TRSs), which collectively hold the assets relating to our Wood Products segment and portions of our Timberlands and Real Estate, Energy and Natural Resources (Real Estate & ENR) segments. REIT income can be distributed to shareholders without first paying corporate level tax, which substantially eliminates the double taxation of income. We expect to derive most of our REIT income from investments in timberlands, including the sale of standing timber through pay-as-cut sales contracts and lump sum timber deeds. We continue to be required to pay federal corporate income taxes on earnings of our TRSs.

HOW WE REPORT OUR RESULTS

Our report includes:

- consolidated financial statements,
- our business segments,
- estimates,
- fair value measurements and
- foreign currency translation.

Consolidated Financial Statements

Our consolidated financial statements provide an overall view of our results and financial condition. They include our accounts and the accounts of entities that we control, including majority-owned domestic and foreign subsidiaries.

They do not include our intercompany transactions and accounts, which are eliminated.

Throughout these *Notes to Consolidated Financial Statements*, unless specified otherwise, references to "Weyerhaeuser," "the company," "we" and "our" refer to the consolidated company.

Our Business Segments

Reportable business segments are determined based on the company's "management approach," as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, *Segment Reporting*. The management approach is based on the way the chief operating decision maker organizes the segments within a company for making decisions about resources to be allocated and assessing their performance.

We are principally engaged in:

- growing and harvesting timber;
- maximizing the value of our acreage through the sale of higher and better use (HBU) properties and monetizing the value of surface and subsurface assets through leases and royalties and
- manufacturing, distributing and selling products made from trees.

Our business segments are organized based primarily on products and services.

SEGMENT	PRODUCTS AND SERVICES
Timberlands	Logs, timber, recreational leases and other products.
Real Estate & ENR	Real Estate (sales of timberlands) and ENR (rights to explore for and extract hard minerals, construction materials, natural gas production, wind and solar).
Wood Products	Structural lumber, oriented strand board, engineered wood products and building materials distribution.

We also transfer raw materials, semi-finished materials and end products among our business segments. Because of this intracompany activity, accounting for our business segments involves pricing products transferred between our business segments at current market values.

Unallocated items are gains or charges not related to, or allocated to, an individual operating segment. They include all or a portion of items such as share-based compensation, pension and post-employment costs, elimination of intersegment profit in inventory and LIFO, foreign exchange transaction gains and losses, interest income and other.

Estimates

We prepare our financial statements according to U.S. generally accepted accounting principles (U.S. GAAP). This requires us to make estimates and assumptions during our reporting periods and at the date of our financial statements. The estimates and assumptions affect our:

- reported amounts of assets, liabilities and equity;
- disclosure of contingent assets and liabilities and
- reported amounts of revenues and expenses.

While we believe the assumptions used in preparing these estimates are appropriate and reasonable, actual results can and do differ from those estimates and assumptions.

Fair Value Measurements

We use a fair value hierarchy in accounting for certain nonfinancial assets and liabilities including:

- long-lived assets (asset groups) measured at fair value for an impairment assessment;
- pension plan assets measured at fair value and
- asset retirement obligations initially measured at fair value.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity's pricing based upon its own market assumptions.

The fair value hierarchy consists of the following three levels:

- Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities traded in an active market.
- Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
- Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Foreign Currency Translation

We translate foreign currencies into U.S. dollars in two ways:

- assets and liabilities — at the exchange rates in effect as of our balance sheet date and
- revenues and expenses — at average monthly exchange rates throughout the year.

CHANGES IN HOW WE REPORT OUR RESULTS

Changes in how we report our results come from:

- reclassification of certain balances and results from prior years to make them consistent with our current reporting and
- accounting changes made upon our adoption of new accounting guidance.

Reclassifications

We have reclassified certain balances and results from prior years to be consistent with our 2024 reporting. This makes balances comparable from year to year. Our reclassifications had no effect on consolidated net earnings or equity.

HOW WE ACCOUNT FOR CERTAIN KEY ITEMS

This section provides information about how we account for certain key items related to:

- capital investments,
- financing our business and
- our operations.

ITEMS RELATED TO CAPITAL INVESTMENTS

Key items related to accounting for capital investments pertain to property and equipment, timber and timberlands and impairment of long-lived assets.

Property and Equipment

We maintain property accounts on an individual asset basis and account for them as follows:

- Improvements to and replacements of major units of property are capitalized.
- Maintenance, repairs and minor replacements are expensed.
- Depreciation is calculated using a straight-line method at rates based on estimated service lives.
- Costs associated with logging roads that we intend to utilize for a period longer than one year are capitalized. These roads are then amortized over an estimated service life.
- Cost and accumulated depreciation of property sold or retired are removed from the accounts and the gain or loss is included in earnings.

Timber and Timberlands

We carry timber and timberlands at cost less depletion. Depletion refers to the carrying value of timber that is harvested or sold.

Key activities affecting how we account for timber and timberlands include:

- reforestation,
- depletion and
- forest management in Canada.

Reforestation. Generally, we capitalize initial site preparation and planting costs as reforestation and then expense costs after the first planting as they are incurred or over the period of expected benefit. These expensed costs include:

- fertilization,
- vegetation and insect control,
- pruning and precommercial thinning and
- property taxes.

Accounting practices for these costs do not change when timber becomes merchantable and harvesting starts.

Timber Depletion. To determine depletion rates, we divide the net carrying value of timber by the related volume of timber estimated to be available over the growth cycle. To determine the growth cycle volume of timber, we consider:

- regulatory and environmental constraints,
- our management strategies,
- inventory data improvements,
- growth rate revisions and recalibrations and
- known dispositions and inoperable acres.

In addition, the duration of the harvest cycle varies by geographic region and species of timber.

Depletion rate calculations do not include estimates for:

- future silviculture or sustainable forest management costs associated with existing stands;
- future reforestation costs associated with a stand's final harvest and
- future volume in connection with the replanting of a stand subsequent to its final harvest.

We include the cost of timber harvested in the carrying values of raw materials and product inventories. As these inventories are sold to third parties, we include them in costs of sales.

Forest Management in Canada. We manage timberlands under long-term licenses in various Canadian provinces that are:

- granted by the provincial governments;
- granted for initial periods of 15 to 25 years and
- renewable provided we meet reforestation, operating and management guidelines.

Calculation of the fees we pay on the timber we harvest:

- varies from province to province,
- is tied to product market pricing and
- depends upon the allocation of land management responsibilities in the license.

Impairment of Long-Lived Assets

We review the carrying value of long-lived assets whenever an event or a change in circumstance indicates that the carrying value of the asset or asset group may not be recoverable through future operations. The carrying value is the original cost, less accumulated depreciation and any past impairments recorded. If we evaluate recoverability, we are required to estimate future cash flows and residual values of the asset or asset group. Key assumptions used in developing estimates of future cash flows and residual values could include probability of alternative outcomes, product pricing, raw material cost and product sales. An impairment occurs when the carrying value of a long-lived asset is greater than the amount that could be

recovered from the estimated undiscounted future cash flows of the asset and greater than fair market value (the amount we could receive if we were to sell the asset).

Impaired assets held for use are written down to fair value, while impaired assets held for sale are written down to fair value less cost to sell. We determine fair value based on:

- appraisals,
- market pricing of comparable assets,
- discounted value of estimated future cash flows from the asset,
- replacement values of comparable assets and
- agreed upon sale price or offer price.

Key assumptions used in developing estimates of fair value would include the estimated future cash flows used to assess recoverability, discount rates and probability of alternative outcomes.

ITEMS RELATED TO FINANCING OUR BUSINESS

Key items related to financing our business include financial instruments, cash equivalents and concentration of risk.

Financial Instruments

We estimate the fair value of financial instruments where appropriate. The assumptions we use — including the discount rate and estimates of cash flows — can significantly affect the fair value. These values are estimates and may not match the amounts we would realize upon sale or settlement of our financial positions.

Cash Equivalents

Cash equivalents are investments with maturities of 90 days or less at the date of purchase. We state cash equivalents at cost, which approximates market.

Concentration of Risk

We disclose customers that represent a concentration of risk. As of December 31, 2024, and December 31, 2023, no customer accounted for 10 percent or more of our net sales.

ITEMS RELATED TO OPERATIONS

Key items related to operations include revenue recognition, inventories, shipping and handling costs, income taxes, pension and other post-employment benefit plans and contingent liabilities.

Revenue Recognition

Refer to *Note 3: Revenue Recognition* for details on how we account for revenue.

Inventories

We state inventories at the lower of cost or net realizable value. Cost includes labor, materials and production overhead. LIFO applies to major inventory products held at our U.S. domestic locations. We began to use the LIFO method for domestic products in the 1940s as required to conform with the tax method elected. Subsequent acquisitions of entities added new products under the moving average cost or FIFO — the first-in, first-out — methods and those products continue to be recognized under those methods. The moving average cost or FIFO method applies to the balance of our domestic raw material and product inventories, all material and supply inventories and all foreign inventories.

Shipping and Handling Costs

We classify shipping and handling costs in "Costs of sales" in our *Consolidated Statement of Operations*.

Income Taxes

We account for income taxes under the asset and liability method. Unrecognized tax benefits represent potential future funding obligations to taxing authorities if uncertain tax positions we have taken on previously filed tax returns are not sustained. Accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

We recognize deferred tax assets and liabilities to reflect:

- future tax consequences due to differences between the carrying amounts for financial reporting purposes and the tax bases of certain items and
- net operating loss and tax credit carryforwards.

To measure deferred tax assets and liabilities, we:

- determine when the differences between carrying amounts and tax bases of affected items are expected to be recovered or resolved and
- use enacted tax rates expected to apply to taxable income in those years.

Pension and Other Post-Employment Benefit Plans

We recognize the overfunded or underfunded status of our defined benefit pension and other post-employment benefit plans on our *Consolidated Balance Sheet* and recognize changes in the funded status through comprehensive income (loss) in the year in which the changes occur.

Actuarial valuations determine the amount of the pension and other post-employment benefit obligations and the net periodic benefit cost we recognize. The net periodic benefit cost includes:

- cost of benefits provided in exchange for employees' services rendered during the year;

- interest cost of the obligations;
- expected long-term return on plan assets;
- gains or losses on plan settlements and curtailments;
- amortization of prior service costs and plan amendments over the average remaining service period of the active employee group covered by the plans or the average remaining life expectancy in situations where the participants affected by the plan amendment are inactive and
- amortization of cumulative unrecognized net actuarial gains and losses — generally in excess of 10 percent of the greater of the benefit obligation or the combination of market-related and fair value of plan assets at the beginning of the year — over the average remaining service period of the active employee group covered by the plans or the average remaining life expectancy in situations where the plan participants are inactive.

Pension plans. We have defined benefit pension plans covering approximately 35 percent of our employees. Determination of benefits differs for salaried, hourly and union employees as follows:

- Salaried employee benefits are based on each employee's highest monthly earnings for five consecutive years during the final 10 years before retirement.
- Hourly and union employee benefits generally are stated amounts for each year of service.
- Union employee benefits are set through collective-bargaining agreements.

We contribute to our U.S. and Canadian pension plans according to established funding standards. The funding standards for the plans are:

- U.S. pension plans — according to the Employee Retirement Income Security Act of 1974 and
- Canadian pension plans — according to the applicable provincial pension act and the Income Tax Act.

Post-employment benefits other than pensions. We provide certain post-employment healthcare and life insurance benefits for some retired employees. In some cases, we pay a portion of the cost of the benefit. *Note 8: Pension and Other Post-Employment Benefit Plans* provides additional information about our post-employment benefit plans.

Estimates for pension and other post-employment benefit plans. Estimates we use in accounting for our pension and other post-employment benefit plans include the:

- fair value of our plan assets;
- expected long-term rate of return on plan assets and
- discount rates.

At the end of every year, we review our estimates with external advisers and make adjustments as appropriate. We use these estimates to calculate plan asset and liability information as of year-end as well as pension and post-employment expense for the following year. Actual experience that differs from our estimates and subsequent changes in our estimates could have a significant effect on our financial position, results of operations and cash flows.

Fair value of plan assets. Plan assets are assets of the pension plan trusts that fund the benefits provided under the pension plans. The fair value of our plan assets estimates the amount that would be received if we were to sell each asset in an orderly transaction between market participants at the reporting date. We estimate the fair value of these assets based on the information available during the year-end reporting process.

Refer to *Note 8: Pension and Other Post-Employment Benefit Plans* for information about the assets held within our pension plans and their related valuation methods.

Expected long-term rate of return on plan assets. Our expected long-term rate of return is our estimate of the return that our plan assets will earn over time. This rate is used in determining the net periodic benefit or cost we recognize for our plans.

Factors we consider in determining our expected long-term rate of return include:

- historical returns for a portfolio of assets similar to our expected allocation and
- expected future performance of similar asset classes.

The actual return on plan assets in any given year may vary from our expected long-term rate of return. Actual returns on plan assets affect the funded status of the plans. Differences between actual returns on plan assets and the expected long-term rate of return are reflected as adjustments to accumulated other comprehensive loss, a component of total equity.

Discount rates. Discount rates are used to estimate the net present value of our plan obligations. The discount rates are determined at the measurement date by matching current spot rates of high-quality corporate bonds with maturities similar to the timing of expected cash outflows for benefits.

Contingent Liabilities

We are subject to lawsuits, investigations and other claims related to environmental remediation, product and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as the amount or range of potential loss.

We record contingent liabilities when:

- it becomes probable that a loss has been incurred and
- the amount of loss can be reasonably estimated.

Assessing probability of loss and estimating the amount of loss can require analysis of multiple factors, such as:

- historical experience,
- evaluations of relevant legal and environmental authorities and regulations,
- judgments about the potential actions of third-party claimants and courts and
- consideration of potential environmental remediation methods.

In addition to contingent liabilities recorded for probable losses, we disclose contingent liabilities when there is a reasonable possibility that a loss may have been incurred.

Recorded contingent liabilities are based on the best information available and actual losses in any future period are inherently uncertain. Future expenditures for environmental remediation obligations are not discounted to their present value. If estimated probable future losses or actual losses exceed our recorded liability for such claims, we record additional charges. These exposures and proceedings can be significant and the ultimate outcomes could be material to our operating results or cash flows in any given period. Recoveries of environmental remediation costs from other parties are recorded as assets when the recovery is deemed probable and does not exceed the amount of losses previously recorded. See *Note 13: Legal Proceedings, Commitments and Contingencies* for more information.

NEW ACCOUNTING PRONOUNCEMENTS

Segment Reporting

In 2024, we adopted the FASB Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The adoption of this standard did not impact our *Consolidated Statement of Operations*, *Consolidated Balance Sheet* or *Consolidated Statement of Cash Flows*. The expanded segment disclosures are incorporated in *Note 2: Business Segments*.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which expands annual income tax disclosures to disaggregate rate reconciliations and income taxes paid by nature and jurisdiction. The new guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, however, retrospective application is permitted. The adoption of the new guidance will not impact our *Consolidated Statement of Operations*, *Consolidated Balance Sheet* or *Consolidated Statement of Cash Flows*. We plan to incorporate these expanded disclosures beginning in fourth quarter 2025.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation

of Income Statement Expenses", which expands annual and interim disclosure requirements for certain income statement expenses. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of the new guidance will not impact our *Consolidated Statement of Operations*, *Consolidated Balance Sheet* or *Consolidated Statement of Cash Flows*. We plan to incorporate these expanded disclosures beginning in fourth quarter 2027.

NOTE 2: BUSINESS SEGMENTS

Our business segments and how we account for those segments are discussed in *Note 1: Summary of Significant Accounting Policies*. This note provides key financial data by business segment and information about our chief operating decision maker.

KEY FINANCIAL DATA BY BUSINESS SEGMENT

Sales, Significant Segment Expenses and Net Contribution (Charge) to Earnings

DOLLAR AMOUNTS IN MILLIONS	TIMBERLANDS	REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS AND INTERSEGMENT ELIMINATIONS	CONSOLIDATED
2024					
Net sales to unaffiliated customers	$ 1,512	$ 391	$ 5,221	$ —	$ 7,124
Intersegment sales	554	—	—	(554)	—
Total	**2,066**	**391**	**5,221**	**(554)**	**7,124**
Costs of sales	1,686	152	4,516	(543)	5,811
Gross margin	**380**	**239**	**705**	**(11)**	**1,313**
Selling expenses	1	—	85	2	88
General and administrative expenses	100	26	155	199	480
Other segment items[1]	(1)	(3)	8	45	49
Net contribution (charge) to earnings	**$ 280**	**$ 216**	**$ 457**	**$ (257)**	**$ 696**
2023					
Net sales to unaffiliated customers	$ 1,654	$ 363	$ 5,657	$ —	$ 7,674
Intersegment sales	572	—	—	(572)	—
Total	**2,226**	**363**	**5,657**	**(572)**	**7,674**
Costs of sales	1,746	126	4,699	(579)	5,992
Gross margin	**480**	**237**	**958**	**7**	**1,682**
Selling expenses	1	—	84	2	87
General and administrative expenses	100	26	149	156	431
Other segment items[1]	(109)	—	16	40	(53)
Net contribution (charge) to earnings	**$ 488**	**$ 211**	**$ 709**	**$ (191)**	**$ 1,217**
2022					
Net sales to unaffiliated customers	$ 1,858	$ 368	$ 7,958	$ —	$ 10,184
Intersegment sales	561	—	—	(561)	—
Total	**2,419**	**368**	**7,958**	**(561)**	**10,184**
Costs of sales	1,796	113	5,166	(511)	6,564
Gross margin	**623**	**255**	**2,792**	**(50)**	**3,620**
Selling expenses	1	—	86	6	93
General and administrative expenses	98	27	142	131	398
Other segment items[1]	(4)	10	28	244	278
Net contribution (charge) to earnings	**$ 528**	**$ 218**	**$ 2,536**	**$ (431)**	**$ 2,851**

(1) Other segment items for each reportable segment includes recurring and non-recurring income and expense items. For our Timberlands segment, this includes gains on timberland sales and legal benefits. For our Real Estate & ENR segment, this includes restructuring, impairments and other charges. For our Wood Products segment, this includes product remediation recoveries, insurance recoveries and restructuring, impairments and other charges. For Unallocated Items, this includes environmental remediation charges, litigation expense, non-operating pension and other post-employment benefit costs and interest income and other.

The chief operating decision maker, our president and chief executive officer, evaluates segment performance and allocates capital based on the net contribution (charge) to earnings of the respective segments. This measure is used to monitor budget versus actual results and to benchmark performance against competitors, as well as to evaluate segment performance for capital allocation decisions. An analysis and reconciliation of our business segment information to the consolidated financial statements are included below:

Reconciliation of Net Contribution to Earnings to Net Earnings

DOLLAR AMOUNTS IN MILLIONS			
	2024	2023	2022
Net contribution to earnings	$ 696	$ 1,217	$ 2,851
Interest expense, net of capitalized interest	(269)	(280)	(270)
Loss on debt extinguishment (Note 11)	—	—	(276)
Income before income taxes	**427**	**937**	**2,305**
Income taxes	(31)	(98)	(425)
Net earnings	**$ 396**	**$ 839**	**$ 1,880**

Additional Financial Information

DOLLAR AMOUNTS IN MILLIONS					
	TIMBERLANDS	REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS	CONSOLIDATED
Depreciation, depletion and amortization					
2024	$ 260	$ 13	$ 219	$ 10	$ 502
2023	$ 267	$ 16	$ 210	$ 7	$ 500
2022	$ 256	$ 17	$ 201	$ 6	$ 480
Capital expenditures					
2024	$ 105	$ —	$ 294	$ 17	$ 416
2023	$ 111	$ —	$ 323	$ 13	$ 447
2022	$ 113	$ —	$ 347	$ 8	$ 468

Total Assets

DOLLAR AMOUNTS IN MILLIONS				
	TIMBERLANDS AND REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS	CONSOLIDATED
Total assets[1]				
2024	$ 12,545	$ 3,116	$ 875	$ 16,536
2023	$ 12,596	$ 3,073	$ 1,314	$ 16,983

(1) Assets attributable to the Real Estate & ENR segment are combined with total assets for the Timberlands segment as we do not produce separate balance sheets internally.

NOTE 3: REVENUE RECOGNITION

A majority of our revenue is derived from sales of delivered logs and manufactured wood products. We account for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*.

PERFORMANCE OBLIGATIONS

A performance obligation, as defined in ASC Topic 606, is a promise in a contract to transfer a distinct good or service to a customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue at the point in time, or over the period, in which the performance obligation is satisfied.

Performance obligations associated with delivered log sales are typically satisfied when the logs are delivered to our customers' mills or delivered to an ocean vessel in the case of export sales. Performance obligations associated with the sale of wood products are typically satisfied when the products are shipped. We have elected, as an accounting policy, to treat shipping and handling that is performed after a customer obtains control of the product as an activity required to fulfill the promise to transfer the good; therefore we will not evaluate this requirement as a separate performance obligation.

Customers are generally invoiced shortly after logs are delivered or after wood products are shipped, with payment generally due within a month or less of the invoice date. ASC Topic 606 requires entities to consider significant financing components of contracts with customers, though allows for the use of a practical expedient when the period between satisfaction of a performance obligation and payment receipt is one year or less. Given the nature of our revenue transactions, we have elected to utilize this practical expedient.

Performance obligations associated with real estate sales are generally met when placed into escrow and all conditions of closing have been satisfied.

CONTRACT ESTIMATES

Substantially all of our performance obligations are satisfied as of a point in time. Therefore, there is little judgment in determining when control transfers for our business segments as described above.

The transaction price for log sales generally equals the amount billed to our customer for logs delivered during the accounting period. For the limited number of log sales subject to a long-term supply agreement, the transaction price is variable but is known at the time of billing. For wood products sales, the transaction price is generally the amount billed to the customer for the products shipped but may be reduced slightly for estimated cash discounts and rebates.

There are no significant contract estimates related to the real estate business.

CONTRACT BALANCES

In general, customers are billed and a receivable is recorded as we ship and/or deliver wood products and logs. We generally receive payment shortly after products have been received by our customers. Contract asset and liability balances are immaterial.

For real estate sales, the company receives the entire consideration in cash at closing.

MAJOR PRODUCTS

A Reconciliation of Revenue Recognized by our Major Products:

DOLLAR AMOUNTS IN MILLIONS	2024	2023	2022
Net sales to unaffiliated customers:			
Timberlands segment			
Delivered logs:			
West			
Domestic sales	$ 350	$ 377	$ 414
Export grade sales	343	417	590
Subtotal West	**693**	**794**	**1,004**
South	603	643	645
North	46	48	56
Subtotal delivered logs sales	**1,342**	**1,485**	**1,705**
Stumpage and pay-as-cut timber	51	56	46
Recreational and other lease revenue	77	74	68
Other[1]	42	39	39
Net sales attributable to Timberlands segment	**1,512**	**1,654**	**1,858**
Real Estate & ENR segment			
Real estate	280	237	235
Energy and natural resources	111	126	133
Net sales attributable to Real Estate & ENR segment	**391**	**363**	**368**
Wood Products segment			
Structural lumber	1,906	2,123	3,374
Oriented strand board	979	944	1,578
Engineered solid section	708	783	862
Engineered I-joists	390	447	573
Softwood plywood	158	166	193
Medium density fiberboard	159	155	192
Complementary building products	615	704	840
Other[2]	306	335	346
Net sales attributable to Wood Products segment	**5,221**	**5,657**	**7,958**
Total	**$ 7,124**	**$ 7,674**	**$ 10,184**

(1) Other Timberlands sales includes sales of seeds and seedlings from our nursery operations as well as wood chips.
(2) Other Wood Products sales include wood chips, other byproducts and third-party residual log sales from our Canadian Forestlands operations.

NOTE 4: TIMBERLAND ACQUISITIONS AND DIVESTITURES

ALABAMA ACQUISITIONS

On July 25, 2024, we announced acquisitions totaling 84 thousand acres of Alabama timberlands for $244 million. The first transaction was completed on May 30, 2024 and was comprised of 13 thousand acres for $48 million. We recorded $47 million of timberland assets in "Timber and timberlands at cost, less depletion" and $1 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*. The second transaction was completed on August 28, 2024 and was comprised of 32 thousand acres for $82 million. We recorded $81 million of timberland assets in "Timber and timberlands at cost, less depletion" and $1 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*. The third transaction was completed on October 9, 2024 and was comprised of 39 thousand acres for $114 million. We recorded $113 million of timberland assets in "Timber and timberlands at cost, less depletion" and $1 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*.

SOUTHERN TIMBERLANDS ACQUISITION AND DIVESTITURE

On December 20, 2023, we completed the sale of 63 thousand acres of South Carolina timberlands for $166 million in cash proceeds, which is net of purchase price adjustments and closing costs. This transaction was structured as a like-kind exchange along with the acquisition discussed below. As a result of the sale, we recorded an $84 million gain in the Timberlands segment in our *Consolidated Statement of Operations*. This sale was not considered a strategic shift that had, or will have, a major effect on our operations or financial results and therefore did not meet the requirements for presentation as discontinued operations.

On December 20, 2023, we completed the purchase of 61 thousand acres of timberlands across the Carolinas and Mississippi for $159 million, which is net of purchase price adjustments. As a result of the purchase, we recorded $157 million of timberland assets in "Timber and timberlands at cost, less depletion" and $2 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*.

MISSISSIPPI ACQUISITION

On July 19, 2023, we completed the purchase of 22 thousand acres of Mississippi timberlands for approximately $60 million. We recorded $59 million of timberland assets in "Timber and timberlands at cost, less depletion" and $1 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*.

CAROLINAS ACQUISITION

On May 18, 2022, we completed the purchase of 81 thousand acres of North and South Carolina timberlands for approximately $265 million. We recorded $263 million of timberland assets in "Timber and timberlands at cost, less depletion" and $2 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*.

NOTE 5: NET EARNINGS PER SHARE

Our basic and diluted earnings per share for the last three years were:

- $0.54 in 2024,
- $1.15 in 2023 and
- $2.53 in 2022.

HOW WE CALCULATE BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share is net earnings available to common shareholders divided by the weighted average number of our outstanding common shares, including stock equivalent units where there is no circumstance under which those shares would not be issued.

Diluted earnings per share is net earnings available to common shareholders divided by the sum of the:

- weighted average number of our outstanding common shares and
- the effect of our outstanding dilutive potential common shares.

Dilutive potential common shares may include:

- outstanding stock options,
- restricted stock units and
- performance share units.

Calculation of Weighted Average Number of Outstanding Common Shares – Dilutive

SHARES IN THOUSANDS			
	2024	2023	2022
Weighted average number of outstanding shares — basic	728,398	731,654	741,904
Dilutive potential common shares:			
Stock options	109	132	253
Restricted stock units	294	201	423
Performance share units	156	235	373
Total effect of outstanding dilutive potential common shares	559	568	1,049
Weighted average number of outstanding common shares — dilutive	728,957	732,222	742,953

We use the treasury stock method to calculate the dilutive effect of our outstanding stock options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified performance or market conditions are included in our diluted earnings per share calculation in the period in which the conditions are satisfied.

SHARES EXCLUDED FROM DILUTIVE EFFECT

The following shares were not included in the computation of diluted earnings per share because they were either antidilutive or the required performance or market conditions were not met. Some or all of these shares may be dilutive potential common shares in future periods.

Potential Shares Not Included in the Computation of Diluted Earnings per Share

SHARES IN THOUSANDS			
	2024	2023	2022
Stock options	607	609	610
Performance share units	947	706	623

NOTE 6: INVENTORIES

Inventories include raw materials, work-in-process and finished goods as well as materials and supplies, as shown below:

DOLLAR AMOUNTS IN MILLIONS	DECEMBER 31, 2024	DECEMBER 31, 2023
LIFO inventories:		
Logs	$ 23	$ 29
Lumber, plywood, oriented strand board and fiberboard	82	77
Other products	14	12
Moving average cost or FIFO inventories:		
Logs	55	49
Lumber, plywood, oriented strand board, fiberboard and engineered wood products	130	115
Other products	147	134
Materials and supplies	156	150
Total	$ 607	$ 566

If we used FIFO for all LIFO inventories, our stated inventories would have been higher by $115 million as of December 31, 2024 and $115 million as of December 31, 2023.

HOW WE ACCOUNT FOR OUR INVENTORIES

The Inventories section of *Note 1: Summary of Significant Accounting Policies* provides details about how we account for our inventories.

NOTE 7: PROPERTY AND EQUIPMENT, NET

Property and equipment includes land, buildings and improvements, machinery and equipment, roads and other items.

Carrying Value of Property and Equipment and Estimated Service Lives

DOLLAR AMOUNTS IN MILLIONS			
	RANGE OF LIVES	DECEMBER 31, 2024	DECEMBER 31, 2023
Property and equipment, at cost:			
Land	N/A	$ 83	$ 83
Buildings and improvements	15-40	1,253	1,222
Machinery and equipment	5-25	4,120	4,005
Roads	10-35	783	760
Other	3-10	70	100
Total cost		6,309	6,170
Accumulated depreciation and amortization		(3,980)	(3,901)
Property and equipment, net		$ 2,329	$ 2,269

SERVICE LIVES AND DEPRECIATION

In general, additions are classified into components, each with its own estimated useful life as determined at the time of purchase.

Depreciation and amortization expense for property and equipment was:

- $273 million in 2024,
- $261 million in 2023 and
- $249 million in 2022.

NOTE 8: PENSION AND OTHER POST-EMPLOYMENT BENEFIT PLANS

This note provides details about defined benefit and defined contribution plans we sponsor for our employees. The Pension and Other Post-Employment Benefit Plans section of *Note 1: Summary of Significant Accounting Policies* provides information about how we account for pension and other post-employment plans and benefits.

PLANS WE SPONSOR

OVERVIEW OF PLANS

The defined benefit pension plans we sponsor in the U.S. and Canada differ according to each country's requirements. In the U.S., we have plans that qualify under the Internal Revenue Code (qualified plans), as well as plans for select employees that provide additional benefits not qualified under the Internal Revenue Code (nonqualified plans). In Canada, we have plans that are registered under the Income Tax Act and applicable provincial pension acts (registered plans), as well as nonregistered plans for select employees that provide additional benefits that may not be registered under the Income Tax Act or provincial pension acts (nonregistered plans). We also sponsor other post-employment benefit (OPEB) plans in the U.S. and Canada, including retiree medical and life insurance plans. Our defined benefit pension plans were closed to newly hired and rehired salaried and non-union employees effective January 1, 2014, and were closed to union employees at various dates over the course of 2014 to 2019.

We sponsor various defined contribution plans for our U.S. and Canadian salaried and hourly employees. Our contributions to these plans were $37 million, $35 million and $31 million in 2024, 2023 and 2022, respectively.

Actions to Reduce Pension Plan Obligations

As part of our continued efforts to reduce pension plan obligations, we transferred approximately $420 million of Canadian registered assets and liabilities to an insurance company through the purchase of a group annuity contract in December 2022 (2022 Retiree Annuity Purchase). In connection with this transaction, we recorded a noncash pretax settlement charge of $205 million during 2022. This settlement charge accelerated the recognition of previously unrecognized losses in "Accumulated Other Comprehensive Loss," that would have been recognized in subsequent periods. Given the timing of the 2022 Retiree Annuity Purchase, the plan remeasurement triggered as a result of the transaction was conducted as part of our annual valuation process.

FUNDED STATUS OF PLANS

The funded status of the plans we sponsor is determined by comparing the projected benefit obligation with the fair value of plan assets at the end of the year. The following table demonstrates how our plans' funded status is reflected on our *Consolidated Balance Sheet*.

DOLLAR AMOUNTS IN MILLIONS	PENSION		OPEB	
	2024	2023	2024	2023
Projected benefit obligation at beginning of year	$ 2,347	$ 2,278	$ 89	$ 95
Service cost	21	23	—	—
Interest cost	117	118	4	5
Actuarial (gain) loss[1]	(102)	63	(3)	(2)
Plan participants' contributions	—	—	2	2
Benefits paid, including lump sum and annuity transfers	(130)	(146)	(11)	(12)
Foreign currency translation and other	(19)	11	(2)	1
Projected benefit obligation at end of year	**$ 2,234**	**$ 2,347**	**$ 79**	**$ 89**
Fair value of plan assets at beginning of year (estimated)	$ 2,000	$ 2,053	$ 5	$ 8
Actual return on plan assets	(118)	71	—	—
Employer contributions and benefit payments	12	14	6	6
Plan participants' contributions	—	—	2	2
Benefits paid, including lump sum and annuity transfers	(130)	(146)	(11)	(12)
Other, including foreign currency translation	(21)	8	1	1
Fair value of plan assets at end of year (estimated)	**$ 1,743**	**$ 2,000**	**$ 3**	**$ 5**
Presentation on our Consolidated Balance Sheet:[2]				
Noncurrent assets	$ 47	$ 49	$ —	$ —
Current liabilities	(11)	(11)	(7)	(8)
Noncurrent liabilities	(527)	(385)	(69)	(76)
Funded status[3]	$ (491)	$ (347)	$ (76)	$ (84)
Accumulated benefit obligation at end of year	**$ 2,179**	**$ 2,289**	**N/A**	**N/A**
Actuarial Assumptions Used in Estimating Our Pension and OPEB Benefit Obligations:				
Discount rate[4]	4.70 – 5.70%	4.70 – 5.20%	4.50 – 5.50%	4.60 – 5.10%
Rate of compensation increase[5]	1.00 – 13.00%	1.00 – 13.00%	N/A	N/A
Lump sum distributions election[6]	70.00%	70.00%	N/A	N/A
Healthcare cost trend rate:				
Assumed for next year[7]	N/A	N/A	5.06 – 7.00%	5.13 – 7.25%
Ultimate[7]	N/A	N/A	4.00 – 4.50%	4.00 – 4.50%
Year when rate will reach ultimate[7]	N/A	N/A	2035 – 2040	2035 – 2040

(1) Actuarial (gain) loss is primarily due to year-over-year changes in discount rates.
(2) Assets and liabilities on our Consolidated Balance Sheet are different from the cumulative income or expense that we have recorded associated with the plans. The differences are actuarial (gain) loss and prior service (cost) credit that are deferred and amortized into periodic benefit costs in future periods. Unamortized amounts are recorded in "Accumulated Other Comprehensive Loss", which is a component of total equity on our Consolidated Balance Sheet. The Accumulated Other Comprehensive Loss section of Note 14: Shareholders' Interest details changes in these amounts by component.
(3) For pension plans with a projected benefit obligation exceeding plan assets, the projected benefit obligation and fair value of plan assets were $2.0 billion and $1.5 billion at December 31, 2024, respectively, and $2.1 billion and $1.7 billion at December 31, 2023, respectively. For pension plans with an accumulated benefit obligation exceeding plan assets, the accumulated benefit obligation and fair value of plan assets were $2.0 billion and $1.5 billion at December 31, 2024, respectively, and $2.1 billion and $1.7 billion at December 31, 2023, respectively.
(4) For the U.S. defined benefit plans, the discount rate assumption was 5.7% and 5.2% for 2024 and 2023, respectively. For the Canadian defined benefit plans, the discount rate assumption was 4.7% for both 2024 and 2023. For U.S. OPEB plans, the discount rate assumption was 5.5% and 5.1% for 2024 and 2023, respectively. For Canadian OPEB plans, the discount rate assumption was 4.5% and 4.6% for 2024 and 2023, respectively. For lump sum distributions (for U.S. qualified salaried and nonqualified plans only), the interest and mortality assumptions are the same as those mandated by the Pension Protection Act of 2006 for benefits commencing in the current year.
(5) For the U.S. defined benefit plans, the rate of compensation increase assumption for both 2024 and 2023 was between 2.00%—13.00% for salaried participants and was decreasing with participant age. For the Canadian defined benefit plans, the rate of compensation increase assumption was 1.00%—2.75% and 2.00%—2.75% for salaried and hourly participants, respectively, for both 2024 and 2023.
(6) U.S. qualified salaried and nonqualified plans only.
(7) For U.S. OPEB plans, the healthcare cost trend rate assumption for the next year for Pre-Medicare was 7.00% and 7.25% for 2024 and 2023, respectively. The ultimate healthcare cost trend rate was 4.50% for both 2024 and 2023 and the assumption for the year the ultimate healthcare cost trend rate is reached was 2035 for both 2024 and 2023. For Canadian OPEB plans, the healthcare cost trend rate assumption for the next year was 5.06% and 5.13% for 2024 and 2023, respectively. The ultimate healthcare cost trend rate was 4.00% and the assumption for the year the ultimate healthcare cost trend rate is reached was 2040 for both 2024 and 2023.

PENSION ASSETS

Our Investment Policies and Strategies

Our investment policies, strategies and advisory agreements guide and direct how the funds are managed for the benefit plans we sponsor. These funds include our:

- U.S. Pension Trust — funds our U.S. qualified pension plans;
- Canadian Pension Trust — funds our Canadian registered pension plans and
- Retirement Compensation Arrangements — fund a portion of our Canadian nonregistered pension plans.

U.S. and Canadian Pension Trusts

In 2018, we began to shift pension plan assets to an allocation that more closely aligns with our pension plan liability profile. Our former investment strategy included investments primarily in hedge funds and private equity funds. These asset classes are now in redemption and run-off mode. However, given the long-term nature of these investments, they will continue to comprise a portion of the plan assets for several years. We expect all investments in redemption to be redeemed at amounts materially consistent with their net asset values (NAV). As these investments are redeemed or liquidated, cash proceeds available for investment will be invested in accordance with our current investment strategy.

Our investment strategy targets a percentage allocation to growth assets and a percentage allocation to liability hedging assets based on each plan's funded status. We expect to increase the allocation to liability hedging assets over time as the funded status of the pension plans improves. Growth assets may include investments in global public equities, hedge funds (which are in redemption), private equity assets (which are in run-off mode), fixed income and real estate. Liability hedging assets may include corporate credit and government issued fixed income securities as well as treasury futures selected to align with the plan liabilities.

Assets within our U.S. and Canadian pension trusts were invested as follows:

	DECEMBER 31, 2024	DECEMBER 31, 2023
Cash and short-term investments[1]	4.0%	4.1%
Public equity investments[2]	14.4	0.9
Fixed income investments:[3]		
Corporate	32.4	45.6
Government	21.1	16.9
Repurchase agreements	—	(1.3)
Hedge funds and related investments[4][5]	3.1	3.4
Private equity and related investments[5][6]	25.5	30.5
Derivative instruments, net[7]	(0.1)	0.1
Accrued liabilities	(0.4)	(0.2)
Total	**100.0%**	**100.0%**

(1) Cash and short-term investments are valued at cost, which approximates market.
(2) Public equity investments are valued at exit prices quoted in active markets.
(3) Fixed income investments include publicly traded corporate and government issued debt. These bonds have varying maturities, credit quality and sector exposure and are selected to align with the duration of our plan liabilities. Additionally, at December 31, 2023 our fixed income portfolio included repurchase agreements, which represent short-term borrowings to hedge against interest rate risk. We have an obligation to return the cash related to these borrowings in accordance with the agreements, which are collateralized by our government bonds. Fixed income investments are valued at exit prices quoted in active or non-active markets or based on observable inputs.
(4) Hedge funds and related investments are privately-offered managed pools primarily structured as limited liability entities. General members or partners of these limited liability entities serve as portfolio managers and are thus responsible for the fund's underlying investment decisions. Underlying investments within these funds may include long and short public and private equities, corporate, mortgage and sovereign debt, options, swaps, forwards and other derivative positions. These funds have varying degrees of leverage, liquidity and redemption provisions.
(5) These investments are primarily valued based on the NAVs of the funds. These values represent the per-unit price at which new investors are permitted to invest and existing investors are permitted to exit. When NAVs as of the end of the year have not been received, we estimate fair value by adjusting the most recently reported NAVs for market events and cash flows between the interim date and the end of the year.
(6) Private equity and related investments include both investments in private equity and investments in mezzanine, distressed, co-investments and other structures. Private equity funds generally participate in buyout and venture capital strategies through unlisted equity and debt instruments. These funds may also borrow at the underlying entity level. Mezzanine and distressed funds generally invest in the debt of public or private companies with additional participation through warrants or other equity options.
(7) Derivative instruments include risk-mitigating futures and are valued based upon valuation statements received from each counterparty.

Retirement Compensation Arrangements

Retirement compensation arrangements fund a portion of our Canadian nonregistered pension plans. As required by Canadian tax rules, approximately 50 percent of these assets are invested into a non-interest bearing refundable tax account held by the Canada Revenue Agency. This portion of the portfolio does not earn returns. The remaining portion is invested in a portfolio of equities.

Managing Risk

Investments and contracts are subject to risks including market price, interest rate, credit, currency and liquidity risks. We mitigate these risks to our pension plan asset portfolios through advisory agreements, investment in diversified portfolios, inclusion of fixed income investments that align with plan liabilities and investment in assets designed to address both currency and liquidity considerations. In addition, we and our investment advisers perform regular monitoring with ongoing qualitative assessments, quantitative assessments and investment and operational due diligence.

Valuation of Our Plan Assets

Pension assets are stated at fair value or NAV. Fair value is based on the amount that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants at the reporting date. We consider both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an asset or liability in an orderly transaction within the principal market for that asset or liability.

We value the pension plan assets based upon the observability of exit pricing inputs and classify pension plan assets based upon the lowest level input that is significant to the fair value measurement of the pension plan assets in their entirety. Refer to *Note 1: Summary of Significant Accounting Policies* for details on the fair value hierarchy. The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

Investments for which fair value is measured using the NAV per share as a practical expedient are not categorized within the fair value hierarchy.

The net pension plan assets, when categorized in accordance with this fair value hierarchy, are as follows:

DOLLAR AMOUNTS IN MILLIONS	2024				2023			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Pension trust investments:								
Cash and short-term investments	$ 69	$ —	$ —	$ 69	$ 82	$ —	$ —	$ 82
Public equity investments	249	—	—	249	17	—	—	17
Fixed income investments:								
Corporate	—	562	—	562	—	907	—	907
Government	—	366	—	366	—	337	—	337
Repurchase agreements	—	—	—	—	—	(25)	—	(25)
Hedge funds and related investments[1]	—	—	16	16	—	—	21	21
Private equity and related investments[1]	—	—	2	2	—	—	26	26
Derivative instruments[2]	—	(1)	—	(1)	—	1	—	1
Total pension trust investments measured at fair value[1]	$ 318	$ 927	$ 18	$ 1,263	$ 99	$ 1,220	$ 47	$ 1,366
Canadian nonregistered plan assets:								
Cash and short-term investments	4	—	—	4	5	—	—	5
Public equity investments	4	—	—	4	4	—	—	4
Total Canadian nonregistered plan assets measured at fair value	$ 8	$ —	$ —	$ 8	$ 9	$ —	$ —	$ 9
Total plan assets measured at fair value[1]				$ 1,271				$ 1,375

(1) December 31, 2024 and 2023 exclude $479 million and $628 million, respectively, of hedge fund and private equity investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient, which are not required to be classified in the fair value hierarchy. Additionally, December 31, 2024 and 2023 exclude $7 million and $3 million of accrued liabilities, respectively.
(2) Derivative instruments include futures contracts. The fair value and aggregate notional value of these contracts were $(1) million and $664 million at December 31, 2024, respectively, and $1 million and $393 million at December 31, 2023, respectively.

ACTIVITY OF PLANS

Net Periodic Benefit Cost

Our net periodic benefit cost and the assumptions used to estimate it are shown in the following table.

DOLLAR AMOUNTS IN MILLIONS	PENSION			OPEB		
	2024	2023	2022	2024	2023	2022
Net periodic benefit cost:						
Service cost	$ 21	$ 23	$ 36	$ —	$ —	$ —
Interest cost	117	118	106	4	5	3
Expected return on plan assets	(123)	(119)	(160)	—	—	—
Amortization of actuarial loss	42	40	93	1	1	5
Amortization of prior service cost (credit)	2	1	3	(1)	(1)	(1)
Settlement charges	—	—	205	—	—	—
Net periodic benefit cost	**$ 59**	**$ 63**	**$ 283**	**$ 4**	**$ 5**	**$ 7**
Actuarial Assumptions Used in Estimating Our Pension and OPEB Net Periodic Benefit Cost:						
Discount rate[1]	4.70 – 5.20%	5.30 – 5.40%	2.90 – 3.10%	4.60 – 5.10%	5.30 – 5.40%	2.60 – 3.00%
Expected return on assets[2]	7.00%	6.50%	5.00%	N/A	N/A	N/A
Rate of compensation increase[3]	1.00 – 13.00%	1.00 – 13.00%	2.00 – 13.00%	N/A	N/A	N/A
Lump sum distributions election[4]	70.00%	70.00%	60.00%	N/A	N/A	N/A
Weighted healthcare cost trend rate[5]	N/A	N/A	N/A	5.13 – 7.25%	4.50 – 5.70%	4.50 – 6.20%

(1) For the U.S. defined benefit plans, the discount rate assumption was 5.20%, 5.40% and 2.90% for 2024, 2023 and 2022, respectively. For the Canadian defined benefit plans, the discount rate assumption was 4.70%, 5.30% and 3.10% for 2024, 2023 and 2022, respectively. For U.S. OPEB plans, the discount rate assumption was 5.10%, 5.40% and 2.60%, for 2024, 2023 and 2022, respectively. For Canadian OPEB plans, the discount rate assumption was 4.60%, 5.30% and 3.00% for 2024, 2023 and 2022, respectively. For lump sum distributions (for U.S. qualified salaried and nonqualified plans only), the interest and mortality assumptions are the same as those mandated by the Pension Protection Act of 2006 for benefits commencing in the current year.
(2) Determining our expected return requires a high degree of judgment. We consider actual pension fund asset performance over multiple years and current and expected valuation levels in the global equity and credit markets. Historical fund returns are used as a base and we place added weight on more recent pension plan asset performance.
(3) For the U.S. defined benefit plans, the rate of compensation increase assumption for 2024, 2023 and 2022 was between 2.00%—13.00% for salaried participants and was decreasing with participant age. For the Canadian defined benefit plans, the rate of compensation increase assumption for salaried participants was 1.00%—2.75% for 2024 and 2023 and 3.25% for 2022. The rate of compensation increase assumption for hourly participants was 2.00%—2.75% for 2024 and 2023 and 3.00% for 2022.
(4) U.S. qualified salaried and nonqualified plans only.
(5) For OPEB plans during 2024, the assumed weighted healthcare cost trend rate was 7.25% and 5.13% for U.S. Pre-Medicare participants and Canadian OPEB plans, respectively.

Pension Plan Contributions and Benefit Payments

Established funding standards govern the funding requirements for our qualified and registered pension plans. We fund the benefit payments of our nonqualified and nonregistered plans as benefit payments come due.

During 2024, we made contributions and/or benefit payments of $10 million for our U.S. nonqualified pension plans, $2 million for our Canadian nonregistered pension plans and less than $1 million for our Canadian registered plans.

During 2025, based on estimated year-end asset values and projections of plan liabilities, we expect to make contributions and/or benefit payments of approximately:

- $9 million for our U.S. nonqualified pension plans,
- $2 million for our Canadian non-registered plans and
- less than $1 million for our Canadian registered plan (required contribution).

We do not anticipate contributions being required for our U.S. qualified pension plan for 2025.

OPEB Benefit Payments

During 2024, we contributed $5 million and $1 million to our U.S. and Canadian OPEB plans, respectively. In 2025, we expect to make contributions of $7 million in total for our U.S. and Canadian OPEB plans, including $3 million expected to be required to cover benefit payments under collectively bargained contractual obligations.

Estimated Projected Benefit Payments for the Next 10 Years

DOLLAR AMOUNTS IN MILLIONS	PENSION	OPEB
2025	$ 153	$ 10
2026	$ 156	$ 9
2027	$ 156	$ 9
2028	$ 158	$ 8
2029	$ 160	$ 7
2030-2034	$ 810	$ 30

UNION-ADMINISTERED MULTIEMPLOYER BENEFIT PLANS

We contribute to multiemployer defined benefit plans under the terms of collective-bargaining agreements. These plans cover a small number of our employees and on an annual basis our contributions are immaterial.

These plans have different risks than single-employer plans. Our contributions may be used to fund benefits for employees of other participating employers. If we choose to stop participating, we may be required to pay a withdrawal liability based on the underfunded status of the plan. If another participating employer stops contributing to the plan, we may become responsible for remaining plan unfunded obligations.

NOTE 9: ACCRUED LIABILITIES

Accrued liabilities were comprised of the following:

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2024	DECEMBER 31, 2023
Compensation and employee benefit costs	$ 171	$ 173
Current portion of lease liabilities (Note 16)	29	19
Customer rebates, volume discounts and deferred income	129	124
Interest	62	63
Taxes payable	47	31
Other	74	91
Total	$ 512	$ 501

NOTE 10: LINE OF CREDIT

OUR LINE OF CREDIT

In March 2023, we refinanced and extended our $1.5 billion five-year senior unsecured revolving credit facility, which expires in March 2028. Borrowings will bear interest at a floating rate based on either the adjusted term Secured Overnight Financing Rate (SOFR) plus a spread or a mutually agreed upon base rate plus a spread. As of December 31, 2024 and 2023, we had no outstanding borrowings on the revolving credit facility and had our full $1.5 billion available. We were in compliance with the revolving credit facility covenants as of December 31, 2024 and December 31, 2023.

LETTERS OF CREDIT AND SURETY BONDS

The amounts of letters of credit and surety bonds we have entered into as of the end of the last two years are included in the following table:

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2024	DECEMBER 31, 2023
Letters of credit	$ 33	$ 34
Surety bonds	$ 128	$ 129

Our compensating balance requirement for our letters of credit was $3 million as of December 31, 2024 and December 31, 2023.

NOTE 11: LONG-TERM DEBT, NET

This note provides details about:

- debt issued and extinguished and
- long-term debt and related maturities.

Our long-term debt includes notes, debentures and other borrowings.

DEBT ISSUED AND EXTINGUISHED

In January 2025, we repaid our $139 million 8.50 percent debentures at maturity.

Over the course of 2023, we refinanced approximately $1 billion of debt.

In December 2023, we entered into a $250 million senior unsecured term loan that will mature in December 2028. Net proceeds after fees were $249 million. Borrowings will bear interest at a floating rate based on either the adjusted term SOFR plus a spread or a mutually agreed upon base rate plus a spread. The facility also provides flexibility to enter into a mutually agreed fixed rate.

In December 2023, we repaid our $860 million 5.207 percent private note at maturity, funded by cash on hand, including the proceeds from our short-term investments which matured in fourth quarter 2023.

In July 2023, we repaid our $118 million 7.125 percent notes at maturity.

In May 2023, we completed an offering of debt securities by issuing $750 million of 4.750 percent notes due in May 2026. The net proceeds after deducting the discount, underwriting fees and issuance costs were $743 million.

In March 2022, we completed a series of transactions that lowered our weighted average interest rate and extended our weighted average maturity by issuing $900 million in notes and using the net proceeds plus cash on hand to close cash tender offers for $931 million of principal in higher interest rate notes. We issued $450 million of 3.375 percent notes due in March 2033 and $450 million of 4.00 percent notes due in March 2052. The net proceeds after deducting the discount, underwriting fees and issuance costs were $444 million and $437 million, respectively. The net proceeds were used to retire $592 million of our 7.375 percent notes due in March 2032, $161 million of our 8.50 percent notes due in January 2025, $73 million of our 7.125 percent notes due in July 2023, $65 million of our 7.95 percent notes due in March 2025 and $40 million of our 7.85 percent notes due in July 2026. We paid holders an aggregate $1.2 billion in cash reflecting principal, premium to par and tender premium. A net pretax charge of $276 million ($207 million after-tax) was included in our *Consolidated Statement of Operations* in first quarter 2022 for premiums to retire $931 million of principal plus unamortized debt issuance costs and unamortized debt discounts in connection with the early debt retirement.

LONG-TERM DEBT AND RELATED MATURITIES

The following table lists our long-term debt by types and interest rates at the end of our last two years and includes the current portion.

Long-Term Debt by Types and Interest Rates (Includes Current Portion)

DOLLAR AMOUNTS IN MILLIONS	DECEMBER 31, 2024	DECEMBER 31, 2023
8.50% debentures due 2025	$ 139	$ 139
7.95% debentures due 2025	71	71
7.70% debentures due 2026	150	150
7.35% debentures due 2026	62	62
7.85% debentures due 2026	60	60
4.75% notes due 2026	750	750
6.95% debentures due 2027	300	300
Variable-rate term loan matures 2028	250	250
4.00% notes due 2029	750	750
4.00% notes due 2030	750	750
7.375% debentures due 2032	657	657
6.875% debentures due 2033	275	275
3.375% debentures due 2033	450	450
4.00% debentures due 2052	450	450
Other	1	1
Total principal long-term debt	**5,115**	**5,115**
Less: unamortized discounts	(32)	(37)
Less: unamortized debt expense	(7)	(9)
Total	**$ 5,076**	**$ 5,069**
Principal due within one year	$ 210	$ —

Amounts of Long-Term Debt Due Annually for the Next Five Years and Thereafter

DOLLAR AMOUNTS IN MILLIONS [1]	
2025	$ 210
2026	$ 1,022
2027	$ 300
2028	$ 250
2029	$ 750
Thereafter	$ 2,583
(1) Excludes $39 million of unamortized discounts and capitalized debt expense.	

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE OF DEBT

The estimated carrying value and fair value of our long-term debt consisted of the following:

DOLLAR AMOUNTS IN MILLIONS	DECEMBER 31, 2024		DECEMBER 31, 2023	
	CARRYING VALUE	FAIR VALUE (LEVEL 2)	CARRYING VALUE	FAIR VALUE (LEVEL 2)
Long-term debt (including current maturities) and line of credit:				
Fixed rate	$ 4,827	$ 4,757	$ 4,820	$ 4,853
Variable rate	249	250	249	250
Total Debt	**$ 5,076**	**$ 5,007**	**$ 5,069**	**$ 5,103**

To estimate the fair value of fixed rate long-term debt, we used the market approach, which is based on quoted market prices we received for the same types and issues of our debt. We believe that our variable-rate long term debt and line of credit instruments have net carrying values that approximate their fair value with only insignificant differences. The inputs to the valuations of our long-term debt are based on market data obtained from independent sources or information derived principally from observable market data. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at the measurement date.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

We believe that our other financial instruments, including cash and cash equivalents, short-term investments, mutual fund investments held in grantor trusts, receivables and payables, have net carrying values that approximate their fair values with only insignificant differences. This is primarily due to the short-term nature of these instruments and the allowance for doubtful accounts.

NOTE 13: LEGAL PROCEEDINGS, COMMITMENTS AND CONTINGENCIES

This note provides details about our:

- legal proceedings,
- environmental matters and
- commitments and other contingencies.

LEGAL PROCEEDINGS

We are party to various legal proceedings arising in the ordinary course of business. We are not currently a party to any legal proceeding that management believes could have a material adverse effect on our *Consolidated Balance Sheet*, *Consolidated Statement of Operations* or *Consolidated Statement of Cash Flows*.

ENVIRONMENTAL MATTERS

Site Remediation

Under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) — commonly known as the "Superfund" — and similar state laws, we are a party to various proceedings related to the cleanup of hazardous waste sites and have been notified that we may be a potentially responsible party related to the cleanup of other hazardous waste sites for which proceedings have not yet been initiated.

We have received notification from the Environmental Protection Agency (EPA) and have acknowledged that we are a potentially responsible party in a portion of the Kalamazoo River Superfund site in southwest Michigan. Our involvement in the remediation site is based on our operation of the Plainwell, Michigan mill, located within the remediation site, from 1954 to 1970. Several other companies also have been deemed potentially responsible parties as past or present owners or operators of facilities within the site, or as arrangers under CERCLA.

We cooperated with other parties to jointly implement an administrative order issued by the EPA on April 14, 2016, with respect to a portion of the site comprising a stretch of the river approximately 1.7 miles long referred to as the Otsego Township Dam Area. During third quarter 2018, implementation of this administrative order was completed.

In 2010, the company, along with others, was named as a defendant by Georgia-Pacific Consumer Products LP, Fort James Corporation and Georgia-Pacific LLC in an action seeking contribution under CERCLA for remediation costs relating to a certain area within the site. On March 29, 2018, the U.S. District Court issued an opinion and order assigning the company responsibility for 5 percent of approximately $50 million in past costs incurred by the plaintiffs. The remaining 95 percent of this pool of past costs incurred was allocated to the plaintiffs and other defendants. The opinion and order does not establish allocation for future remediation costs, and accordingly, we may incur additional costs in connection with future remediation tasks for other areas of the site.

In 2022, the Sixth Circuit Court of Appeals reversed the District Court opinion, finding that Georgia-Pacific's claims for cost contributions were time barred by the statute of limitations. Georgia-Pacific filed a petition for writ of certiorari with the U.S. Supreme Court, which was denied during fourth quarter 2023 and redirected to the district court for further proceedings. As a result, the company was found not responsible for prior costs incurred by Georgia-Pacific. Appeals related to future costs remain ongoing.

We have established accruals for estimated remediation costs on the active Superfund sites and other sites for which we are a potentially responsible party. These accruals are recorded in "Accrued liabilities" and "Other liabilities" on our *Consolidated Balance Sheet*.

Changes in the Accrual for Environmental Remediation

DOLLAR AMOUNTS IN MILLIONS		
Accrual balance as of December 31, 2023	$	75
Charges and adjustments, net		11
Payments		(5)
Accrual balance as of December 31, 2024	**$**	**81**

We change our accrual to reflect:

- new information on any site concerning implementation of remediation alternatives,
- updates on prior cost estimates and new sites and
- costs incurred to remediate sites.

Estimates. We believe it is reasonably possible, based on currently available information and analysis, that remediation costs for all identified sites may exceed our existing accruals by up to $212 million. This estimate, in which those additional costs may be incurred over several years, is the upper end of the range of reasonably possible additional costs. The estimate:

- is much less certain than the estimates on which our accruals currently are based and
- uses assumptions that are less favorable to us among the range of reasonably possible outcomes.

In estimating our current accruals and the possible range of additional future costs, we:

- assumed we will not bear the entire cost of remediation of every site,
- took into account the ability of other potentially responsible parties to participate and
- considered each party's financial condition and probable contribution on a per-site basis.

We have not recorded any amounts for potential recoveries from insurance carriers.

Asset Retirement Obligations

We have obligations associated with the retirement of tangible long-lived assets consisting primarily of reforestation obligations related to forest management licenses in Canada and obligations to close and cap landfills. Some of our sites have asbestos containing materials. We have met our current legal obligation to identify and manage these materials. In situations where we cannot reasonably determine when asbestos containing materials might be removed from the sites, we have not recorded an accrual because the fair value of the obligation cannot be reasonably estimated. As of December 31, 2024 and December 31, 2023, we had an asset retirement obligation of $34 million and $36 million, respectively. These obligations are recorded in "Accrued liabilities" and "Other liabilities" on our *Consolidated Balance Sheet*.

COMMITMENTS AND OTHER CONTINGENCIES

Product Remediation Contingency and Recovery

In July 2017, we announced we were implementing a solution to address concerns regarding our TJI® Joists coated with our former Flak Jacket® Protection product. This issue was isolated to Flak Jacket product manufactured after December 1, 2016 and did not affect any of our other products.

During the year ended December 31, 2024, we received a product remediation recovery of $25 million related to our prior remediation efforts for Flak Jacket. The recovery is attributable to our Wood Products segment and was recorded within "Other operating costs, net" in our *Consolidated Statement of Operations*. There were no product remediation recoveries recorded during the years ended December 31, 2023 and 2022.

NOTE 14: SHAREHOLDERS' INTEREST

This note provides details about:

- preferred and preference shares,
- common shares,
- share repurchase programs and
- accumulated other comprehensive loss.

PREFERRED AND PREFERENCE SHARES

We had no preferred shares or preference shares outstanding as of December 31, 2024 or December 31, 2023. We have authorization to issue 7 million preferred shares with a par value of $1.00 per share and 40 million preference shares with a par value of $1.00 per share.

COMMON SHARES

The number of common shares we have outstanding changes when:

- new shares are issued,
- stock options are exercised,
- restricted stock units or performance share units vest,
- stock equivalent units are settled in common shares,
- shares are tendered,

- shares are repurchased or
- shares are canceled.

Reconciliation of Our Common Share Activity

SHARES IN THOUSANDS			
	2024	2023	2022
Outstanding at beginning of year	729,753	732,794	747,301
Stock options exercised	174	233	509
Issued for vested restricted stock units	577	609	676
Issued for vested performance share units	229	172	291
Repurchased	(4,888)	(4,055)	(15,983)
Outstanding at end of year	725,845	729,753	732,794

SHARE REPURCHASE PROGRAMS

On September 22, 2021, we announced that our board of directors approved a new share repurchase program (the 2021 Repurchase Program) under which we are authorized to repurchase up to $1 billion of outstanding shares. Concurrently, the board terminated the remaining repurchase authorization under the share repurchase program approved by the board in February 2019 (the 2019 Repurchase Program).

We repurchased 4,887,821 common shares for approximately $153 million (including transaction fees) under the 2021 Repurchase Program during 2024. As of December 31, 2024, we had remaining authorization of $99 million for future share repurchases.

During 2023, we repurchased 4,054,952 common shares for approximately $125 million (including transaction fees) under the 2021 Repurchase Program.

During 2022, we repurchased 15,983,097 common shares for approximately $550 million (including transaction fees) under the 2021 Repurchase Program.

All common stock repurchases under the 2021 Repurchase Program were made in open-market transactions. We record share repurchases upon trade date as opposed to the settlement date when cash is disbursed. We record a liability for repurchases that have not yet been settled as of period end. There were 12,436 unsettled shares (less than $1 million) as of December 31, 2024. There were 13,866 unsettled shares (approximately $1 million) as of December 31, 2023 and 223,548 unsettled shares (approximately $7 million) as of December 31, 2022.

ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in amounts included in our accumulated other comprehensive loss by component are:

DOLLAR AMOUNTS IN MILLIONS	2024	2023	2022
Pension[1]			
Balance at beginning of period	$ (515)	$ (458)	$ (720)
Other comprehensive (loss) income before reclassifications	(102)	(89)	38
Amounts reclassified from accumulated other comprehensive loss to earnings[2][3]	34	32	224
Total other comprehensive (loss) income	**(68)**	**(57)**	**262**
Balance at end of period	**(583)**	**(515)**	**(458)**
Other post-employment benefits[1]			
Balance at beginning of period	24	20	(2)
Other comprehensive (loss) income before reclassifications	(1)	3	19
Amounts reclassified from accumulated other comprehensive loss to earnings[2]	—	1	3
Total other comprehensive (loss) income	**(1)**	**4**	**22**
Balance at end of period	**23**	**24**	**20**
Translation adjustments and other			
Balance at beginning of period	198	191	243
Translation adjustments	(40)	7	(52)
Total other comprehensive (loss) income	**(40)**	**7**	**(52)**
Balance at end of period	**158**	**198**	**191**
Accumulated other comprehensive loss, end of period	**$ (402)**	**$ (293)**	**$ (247)**

(1) Amounts are presented net of tax.
(2) Amounts of actuarial loss and prior service (cost) credit are components of net periodic benefit cost. See *Note 8: Pension and Other Post-Employment Benefit Plans*.
(3) Amounts include settlement charges totaling $205 million related to our pension plans for the year ended December 31, 2022. There were no settlement charges related to our pension plans for the years ended December 31, 2024 and December 31, 2023. See *Note 8: Pension and Other Post-Employment Benefit Plans* for further detail.

NOTE 15: SHARE-BASED COMPENSATION

This note provides details about:

- our Long-Term Incentive Compensation Plan (2022 Plan),
- how we account for share-based awards,
- tax benefits of share-based awards,
- types of share-based compensation,
- unrecognized share-based compensation and
- deferred compensation stock equivalent units.

Share-based compensation expense was:

- $43 million in 2024,
- $36 million in 2023 and
- $33 million in 2022.

OUR LONG-TERM INCENTIVE COMPENSATION PLAN

Our long-term incentive plan provides for share-based awards that include:

- restricted stock,
- restricted stock units (RSUs),
- performance shares and
- performance share units (PSUs).

We may issue future grants of up to 20 million shares under the 2022 Plan. We also have the right to reissue forfeited and expired grants. The Compensation Committee of our board of directors annually establishes an overall pool of stock awards available for grants based on performance.

For stock-settled awards, we issue new stock into the marketplace and generally do not repurchase shares in connection with issuance of new awards.

Our common shares would increase by approximately 24 million shares if all share-based awards were exercised or vested. These include:

- all outstanding share-based awards at December 31, 2024 and
- all remaining RSUs and PSUs that could be granted under the 2022 Plan.

HOW WE ACCOUNT FOR SHARE-BASED AWARDS

We recognize the cost of share-based awards using a fair-value-based measurement in our *Consolidated Statement of Operations* over the required service period — generally the period from the date of the grant to the date when it is fully vested. Special situations include:

- Awards that vest upon retirement — the required service period ends on the date an employee is eligible for retirement, including early retirement.
- Awards that continue to vest following job elimination or the sale of a business — the required service period ends on the date the employment from the company is terminated.

In these special situations, compensation expense from share-based awards is recognized over a period that is shorter than the stated vesting period. Forfeitures are recognized in compensation expense as they occur.

TAX BENEFITS OF SHARE-BASED AWARDS

Our total income tax benefit from share-based awards recognized in our *Consolidated Statement of Operations* for the last three years was:

- $6 million in 2024,
- $5 million in 2023 and
- $5 million in 2022.

Tax benefits from share-based awards are accrued as stock compensation expense and realized when restricted shares, performance shares, RSUs and PSUs vest.

TYPES OF SHARE-BASED COMPENSATION

Our share-based compensation is in the form of RSUs and PSUs.

RESTRICTED STOCK UNITS

Through the 2022 Plan, we award RSUs — grants that entitle the holder to shares of our stock as the award vests.

The Details

Our RSUs granted in 2024, 2023 and 2022 generally:

- vest ratably over four years;
- immediately vest in the event of death or disability while employed;
- continue to vest upon retirement at an age of at least 62, in accordance with the vesting terms of the awards, but a portion of the award is forfeited if retirement occurs before the one-year anniversary of the grant;
- continue vesting for one year in the event of involuntary termination due to job elimination;
- immediately vest in the case of a change of control, if the successor company does not assume the award or, if assumed, within two years of the effective date of the change in control the recipient is terminated other than for cause or leaves for good reason (as defined in the award terms and conditions) and
- will be forfeited upon termination of employment in all other situations including early retirement prior to age 62.

Our Accounting

The fair value of our RSUs is the market price of our stock on the grant date of the awards.

We generally record share-based compensation expense for RSUs over the four-year vesting period. Generally, for RSUs that continue to vest following the termination of employment, we record the share-based compensation expense over a required service period that is less than the stated vesting period.

Activity

The following table shows our RSU activity for 2024:

	RESTRICTED STOCK UNITS (IN THOUSANDS)	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at December 31, 2023	1,701	$ 35.34
Granted	915	$ 32.92
Vested	(692)	$ 34.30
Forfeited	(58)	$ 34.45
Nonvested at December 31, 2024[1]	**1,866**	**$ 34.55**

(1) As of December 31, 2024, there were approximately 178 thousand RSUs that had met the requisite service period and will be released as identified in the grant terms.

The weighted average grant-date fair value for RSUs was:

- $32.92 for 2024 grants,
- $33.81 for 2023 grants and
- $42.02 for 2022 grants.

The total grant-date fair value of RSUs vested was:

- $24 million in 2024,
- $22 million in 2023 and
- $22 million in 2022.

Nonvested RSUs accrue dividends that are paid out when RSUs vest. Any RSUs forfeited will not receive dividends.

As RSUs vest, a portion of the shares awarded is withheld to cover employee taxes. As a result, the number of stock units vested and the number of common shares issued will differ.

PERFORMANCE SHARE UNITS

Through the 2022 Plan, we award PSUs — grants that entitle the holder to shares of our stock as the award vests.

The Details

The final number of shares granted in 2024, 2023 and 2022 will vest between a range of 0 percent to 150 percent of each grant's target, depending upon actual company total shareholder return (TSR) compared against the TSR of an industry peer group. TSR assumes full reinvestment of dividends.

The vesting provisions for PSUs granted in 2024, 2023 and 2022 were generally as follows:

- awards vest on March 1st following the end of the performance period, in each case as long as the individual remains employed by the company;
- in the event of death or disability while employed, awards continue to be earned and settled based on actual company performance;

- upon retirement at an age of at least 62, awards continue to vest in accordance with the vesting terms of the award, but a portion of the award is forfeited if retirement occurs before the one-year anniversary of the grant;
- awards continue vesting for one year in the event of involuntary termination due to job elimination and the second anniversary of the grant date has passed;
- in the case of a change of control during the performance period, awards are deemed earned at target performance and (i) vest as of the change of control date if the successor company does not assume the award or (ii) if assumed, vest upon termination of employment if, within two years of the effective date of the change in control, the recipient is involuntarily terminated other than for cause or leaves for good reason (as defined in the award terms and conditions);
- awards will be forfeited upon termination of employment in all other situations including early retirement prior to age 62 and
- awards vest at a maximum of 100 percent of target value in the event of negative absolute company TSR.

Our Accounting

Since the awards contain a market condition, the effect of the market condition is reflected in the grant-date fair value which is estimated using a Monte Carlo simulation model. This model estimates the TSR ranking of the company over the performance period. Compensation expense is based on the estimated probable number of earned awards and recognized over the vesting period on an accelerated basis. Generally, compensation expense would not be reversed if the market condition is not achieved, provided the requisite service period has been completed.

Weighted Average Assumptions Used in Estimating the Value of PSUs

	2024 GRANTS	2023 GRANTS	2022 GRANTS
Performance period	2/09/2024 – 12/31/2026	2/09/2023 – 12/31/2025	2/10/2022 – 12/31/2024
Risk-free rate	4.19% – 4.27%	4.21% – 4.66%	0.34% – 1.84%
Volatility	21.50% – 27.60%	29.26% – 40.19%	26.27% – 41.01%
Valuation date closing stock price	$ 33.28	$ 33.96	$ 42.16

Activity

The following table shows our PSU activity for 2024:

	PERFORMANCE SHARE UNITS (IN THOUSANDS)	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at December 31, 2023	984	$ 41.35
Granted at target	412	$ 37.90
Vested	(317)	$ 38.50
Forfeited	—	$ —
Performance adjustment	3	$ 38.50
Nonvested at December 31, 2024[1]	**1,082**	**$ 40.86**

(1) As of December 31, 2024, there were approximately 65 thousand PSUs that had met the requisite service period and will be released as identified in the grant terms.

The weighted average grant-date fair value for PSUs was:

- $37.90 for 2024 grants,
- $37.58 for 2023 grants and
- $49.77 for 2022 grants.

The total grant-date fair value of PSUs vested was:

- $12 million in 2024,
- $8 million in 2023 and
- $12 million in 2022.

Nonvested PSUs accrue dividends that are paid out when PSUs vest. Any PSUs forfeited will not receive dividends.

As PSUs vest, a portion of the shares awarded is withheld to cover participant taxes. As a result, the number of share units vested and the number of common shares issued will differ.

UNRECOGNIZED SHARE-BASED COMPENSATION

As of December 31, 2024, our unrecognized share-based compensation cost for all types of share-based awards included $53 million related to non-vested equity-classified share-based compensation arrangements. These are expected to be recognized over a weighted average period of approximately 2.2 years.

DEFERRED COMPENSATION STOCK EQUIVALENT UNITS

Certain employees and our board of directors may defer compensation into stock equivalent units.

The Details

Eligible employees:

- may choose to defer all or part of their bonus into stock equivalent units and
- receive a 15 percent premium if the deferral is for at least five years.

Our directors:

- receive a portion of their annual retainer fee in the form of RSUs, which vest over one year and may be deferred into stock equivalent units;
- may choose to defer some or all of the remainder of their annual retainer fee into stock equivalent units and
- do not receive a premium for their deferrals.

Employees and directors also choose when the deferrals will be paid out, although no deferrals may be paid until after the separation from service of the employee or director.

Our Accounting

We settle all deferred compensation accounts in cash for our employees. Our directors receive shares of common stock as payment for stock equivalent units, except that any directors who are subject to federal or provincial taxation in Canada have the choice to receive a cash amount equal to the fair market value of the company's common stock on the date of payment. In addition, we credit all stock equivalent accounts with dividend equivalents. The number of common shares to be issued in the future to directors is 490 thousand as of December 31, 2024.

Stock equivalent units are liability-classified awards and remeasured to fair value at every reporting date.

The fair value of a stock equivalent unit is equal to the market price of our stock.

Activity

The number of stock equivalent units outstanding in our deferred compensation accounts was:

- 506 thousand as of December 31, 2024,
- 530 thousand as of December 31, 2023 and
- 595 thousand as of December 31, 2022.

NOTE 16: LEASES

The majority of our operating leases are related to our office and warehouse space, and the majority of our financing leases are related to vehicles and forklifts. Our leases have remaining lease terms of approximately 1 year to 25 years. Options to renew, extend or terminate a lease are reflected in our lease terms when we believe it is reasonably certain we will exercise that option. When our leases do not provide an implicit or an explicit interest rate, we use our incremental borrowing rate in determining the present value of lease payments.

Lease Expense

DOLLAR AMOUNTS IN MILLIONS			
	2024	2023	2022
Operating lease costs	$ 24	$ 22	$ 21
Financing lease costs	4	5	7
Total lease costs	**$ 28**	**$ 27**	**$ 28**

Supplemental Cash Flow Information

DOLLAR AMOUNTS IN MILLIONS			
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 22	$ 22	$ 21
Financing cash flows for financing leases[1]	$ 5	$ 6	$ 8
ROU assets obtained in exchange for new (modified) lease liabilities:			
Operating leases	$ 53	$ 14	$ 18
Financing leases	$ 6	$ 6	$ 3

(1) Interest expense related to financing leases was immaterial during 2024, 2023 and 2022.

Supplemental Balance Sheet Information Related to Leases

DOLLAR AMOUNTS IN MILLIONS			
LEASES	BALANCE SHEET CLASSIFICATION	DECEMBER 31, 2024	DECEMBER 31, 2023
Assets			
Operating lease ROU assets	Other assets	$ 138	$ 105
Financing lease ROU assets	Property and equipment, net	12	11
Total leased assets		**$ 150**	**$ 116**
Liabilities			
Current:			
Operating lease liabilities	Accrued liabilities	$ 25	$ 15
Financing lease liabilities	Accrued liabilities	4	4
Noncurrent:			
Operating lease liabilities	Other liabilities	121	96
Financing lease liabilities	Other liabilities	8	7
Total lease liabilities		**$ 158**	**$ 122**

Weighted Average Remaining Lease Term

	DECEMBER 31, 2024	DECEMBER 31, 2023
Operating leases	10 years	7 years
Financing leases	3 years	4 years

Weighted Average Discount Rate

	DECEMBER 31, 2024	DECEMBER 31, 2023
Operating leases	4.8%	4.2%
Financing leases	5.9%	4.8%

Maturities of Lease Liabilities as of December 31, 2024

DOLLAR AMOUNTS IN MILLIONS	OPERATING LEASES	FINANCING LEASES
2025	$ 30	$ 4
2026	23	4
2027	20	3
2028	18	2
2029	17	—
Thereafter	78	—
Total lease payments	**186**	**13**
Less: interest	(40)	(1)
Total present value of lease liabilities	**$ 146**	**$ 12**

NOTE 17: OTHER OPERATING COSTS, NET

Other operating costs, net:

- includes both recurring and non-recurring income and expense items and
- can fluctuate from year to year.

Income and Expense Items Included in Other Operating Costs, Net

DOLLAR AMOUNTS IN MILLIONS	2024	2023	2022
Environmental remediation charges	$ 12	$ 17	$ 4
Foreign exchange gains, net[1]	(1)	(1)	(10)
Insurance recovery	—	(14)	—
Litigation expense, net	42	23	14
Product remediation recovery	(25)	—	—
Research and development expenses	7	7	6
Restructuring, impairments and other charges	10	—	11
Other, net	15	30	24
Total other operating costs, net	**$ 60**	**$ 62**	**$ 49**

(1) Foreign exchange gains and losses result from changes in exchange rates primarily related to our U.S. dollar denominated cash and debt balances that are held by our Canadian subsidiary.

ASSET IMPAIRMENT

During third quarter 2024, we recorded a $10 million noncash impairment charge related to the indefinite curtailment of our New Bern lumber mill. The loss was attributable to our Wood Products segment and was recorded within "Other operating costs, net" in our *Consolidated Statement of Operations*.

During fourth quarter 2022, we recorded a $10 million noncash impairment charge related to the divestiture of legacy coal assets. The loss was attributable to our Real Estate & ENR segment and was recorded within "Other operating costs, net" in our *Consolidated Statement of Operations*.

ENVIRONMENTAL REMEDIATION

During second quarter 2023, we recorded an $11 million noncash environmental remediation charge. This charge was attributable to our Unallocated segment and recorded within "Other operating costs, net" in our *Consolidated Statement of Operations*.

INSURANCE RECOVERY

During fourth quarter 2023, we received a $14 million insurance recovery related to property damage and business interruption for certain of our mills in the southern U.S. as a result of severe winter storm damage in first quarter 2021. This recovery is attributable to our Wood Products segment and is recorded within "Other operating costs, net" in our *Consolidated Statement of Operations*.

PRODUCT REMEDIATION RECOVERY

Refer to *Note 13: Legal Proceedings, Commitments and Contingencies* for further information.

NOTE 18: INCOME TAXES

This note provides details about income taxes applicable to our operations, including the following:

- earnings before income taxes,
- provision for income taxes,
- effective income tax rate,
- deferred tax assets and liabilities and
- unrecognized tax benefits.

The Income Taxes section of *Note 1: Summary of Significant Accounting Policies* provides details about how we account for our income taxes.

EARNINGS BEFORE INCOME TAXES

Domestic and Foreign Earnings Before Income Taxes

DOLLAR AMOUNTS IN MILLIONS			
	2024	2023	2022
Domestic earnings	$ 192	$ 737	$ 1,982
Foreign earnings	235	200	323
Total earnings before income taxes	**$ 427**	**$ 937**	**$ 2,305**

PROVISION FOR INCOME TAXES

DOLLAR AMOUNTS IN MILLIONS			
	2024	2023	2022
Current:			
Federal	$ 1	$ 37	$ 252
State	2	8	45
Foreign	68	57	158
Total current	**71**	**102**	**455**
Deferred:			
Federal	(32)	1	28
State	(5)	(3)	6
Foreign	(3)	(2)	(64)
Total deferred	**(40)**	**(4)**	**(30)**
Total income tax provision	**$ 31**	**$ 98**	**$ 425**

EFFECTIVE INCOME TAX RATE

DOLLAR AMOUNTS IN MILLIONS			
	2024	2023	2022
U.S. federal statutory income tax	$ 90	$ 197	$ 484
State income taxes, net of federal tax benefit	(1)	3	41
REIT income not subject to federal income tax	(60)	(114)	(125)
Foreign taxes	16	14	27
Intra-entity transfers	(15)	(2)	(1)
Other, net	1	—	(1)
Total income tax provision	**$ 31**	**$ 98**	**$ 425**
Effective income tax rate	7.4%	10.5%	18.4%

DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities reflect the future tax effect created by differences between the timing of when income or deductions are recognized for pretax financial book reporting purposes versus income tax purposes. Deferred tax assets represent a future tax benefit (or reduction to income taxes in a future period), while deferred tax liabilities represent a future tax obligation (or increase to income taxes in a future period).

Balance Sheet Classification of Deferred Income Tax Assets (Liabilities)

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2024	DECEMBER 31, 2023
Net noncurrent deferred tax asset	$ 24	$ 15
Net noncurrent deferred tax liability	(26)	(81)
Net deferred tax liability	**$ (2)**	**$ (66)**

Items Included in Our Deferred Income Tax Assets (Liabilities)

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2024	DECEMBER 31, 2023
Deferred tax assets:		
Pension and post-employment benefits	$ 134	$ 102
State tax credits	45	43
Depletion	13	13
Environmental reserves	17	16
Intra-entity transfers	32	18
Workers compensation	12	13
Net operating loss carryforwards	38	—
Other	83	99
Gross deferred tax assets	**374**	**304**
Valuation allowance	(68)	(57)
Net deferred tax assets	**306**	**247**
Deferred tax liabilities:		
Property, plant and equipment	(290)	(294)
Other	(18)	(19)
Net deferred tax liabilities	**(308)**	**(313)**
Net deferred tax liability	**$ (2)**	**$ (66)**

Net Operating Loss and Credit Carryforwards

Our gross federal, state and foreign net operating loss carryforwards as of December 31, 2024 totaled $982 million as follows:

- Federal — U.S. REITs — $535 million, $185 million of the total will begin to expire in 2034; U.S. TRSs — $79 million that do not expire;
- State — $368 million, $317 million of the total will begin to expire in 2028 and
- Foreign — none currently recorded.

Our gross state credit carryforwards as of December 31, 2024 totaled $56 million, which includes $7 million that expire from 2025 through 2037. Our U.S. TRSs have $8 million in foreign tax credit carryforwards that expire from 2027 through 2031.

Valuation Allowances

With the exception of the valuation allowance discussed below, we believe it is more likely than not that we will have sufficient future taxable income to realize our deferred tax assets.

Our valuation allowance on our deferred tax assets was $68 million as of December 31, 2024, which related to state credits, state net operating losses and foreign tax credits.

UNRECOGNIZED TAX BENEFITS

Unrecognized tax benefits represent potential future obligations to taxing authorities if uncertain tax positions we have taken on previously filed tax returns are not sustained. In accordance with our accounting policy, we accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense (see *Note 1: Summary of Significant Accounting Policies*). The total gross amount of unrecognized tax benefits as of December 31, 2024 and 2023, as well as the activity during those years, were immaterial.

As of December 31, 2024, none of our U.S. federal income tax returns or foreign jurisdiction income tax returns are under examination. Our U.S. federal income tax returns are open to examination for years 2021 forward and foreign jurisdiction income tax returns are open to examination for years 2017 forward. We are undergoing examinations in state jurisdictions for tax years 2020 through 2022, with tax years 2009 forward open to examination. We do not expect that the outcome of any examination will have a material effect on our consolidated financial statements; however, audit outcomes and the timing of audit settlements are subject to significant uncertainty.

NOTE 19: GEOGRAPHIC AREAS

This note provides selected key financial data according to the geographical locations of our customers.

SALES

Our sales to unaffiliated customers outside the U.S. are primarily to customers in Canada, Japan, China and Korea. Our export sales from the U.S. are comprised primarily of logs, lumber and wood chips to customers in those same countries.

Sales by Geographic Area

DOLLAR AMOUNTS IN MILLIONS	2024	2023	2022
Sales to unaffiliated customers:			
U.S.	$ 6,150	$ 6,602	$ 8,709
Canada	551	578	773
Japan	258	302	524
China	92	114	82
Korea	24	30	45
Other foreign countries	49	48	51
Total	**$ 7,124**	**$ 7,674**	**$ 10,184**
Export sales from the U.S.:			
Japan	$ 234	$ 281	$ 471
Canada	122	134	143
China	88	109	80
Korea	22	28	40
Other foreign countries	34	35	36
Total	**$ 500**	**$ 587**	**$ 770**

LONG-LIVED ASSETS

Our long-lived assets used in the generation of revenues in different geographical areas are nearly all in the U.S. and Canada. Our long-lived assets primarily include:

- property and equipment, including construction in progress,
- timber and timberlands and
- minerals and mineral rights.

Long-Lived Assets by Geographic Area

DOLLAR AMOUNTS IN MILLIONS	DECEMBER 31, 2024	DECEMBER 31, 2023
U.S.	$ 14,126	$ 14,020
Canada	271	288
Total	**$ 14,397**	**$ 14,308**

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The company's principal executive officer and principal financial officer have evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. Disclosure controls are controls and other procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934, as amended (Act), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (SEC) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Based on their evaluation, the company's principal executive officer and principal financial officer have concluded that the company's disclosure controls and procedures are effective to ensure that information required to be disclosed complies with the SEC's rules and forms.

CHANGES IN INTERNAL CONTROL

No changes occurred in the company's internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as is defined in the Securities Exchange Act of 1934 rules. Management, under our supervision, conducted an evaluation of the effectiveness of the company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control — Integrated Framework (2013), management concluded that the company's internal control over financial reporting was effective as of December 31, 2024. The effectiveness of the company's internal control over financial reporting as of December 31, 2024, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Weyerhaeuser Company:

Opinion on Internal Control Over Financial Reporting

We have audited Weyerhaeuser Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 14, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Seattle, Washington
February 14, 2025

OTHER INFORMATION

INSIDER TRADING ARRANGEMENTS

During fourth quarter 2024, one of the company's "officers" (as that term is defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) adopted a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act.

Devin W. Stockfish, president and chief executive officer, adopted a plan on November 22, 2024 to initiate the cashless exercise of 90,902 stock options which expire on February 9, 2026, and thereby sell on the open market 90,902 shares of common stock underlying the stock options at a designated strike price. Mr. Stockfish's plan expires when all of the stock options are exercised and all of the underlying shares are sold or on February 9, 2026, whichever occurs first.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of our executive officers and their biographical information can be found in Part I of this report in the *Our Business — Information About Our Executive Officers* section. Information required by this item to Form 10-K will be set forth under the headings "Item 1. Election of Directors," "Corporate Governance," "Stock Information" and "Executive Compensation" in our Notice of the 2025 Annual Meeting and Proxy Statement for the company's Annual Meeting of Shareholders to be held May 9, 2025 and will be filed not later than 120 days after December 31, 2024 (2025 Proxy Statement), and in each case such required information is incorporated herein by reference.

The Weyerhaeuser Code of Ethics applies to our chief executive officer (our principal executive officer) and our chief financial officer (our principal financial and accounting officer), as well as other officers, directors and employees of the company. Our Code of Ethics is available on our website at https://www.weyerhaeuser.com/company/values/integrity/. We will satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, any provision of the Code of Ethics by disclosing the nature of that amendment or waiver on our website within four business days following the date of the amendment or waiver.

EXECUTIVE AND DIRECTOR COMPENSATION

Information required by this item to Form 10-K will be set forth in the 2025 Proxy Statement under the headings "Director Compensation," "Executive Compensation," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation," and in each case, such required information is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item to Form 10-K will be set forth in the 2025 Proxy Statement under the heading "Stock Information," and such required information is incorporated herein by reference.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item to Form 10-K will be set forth in the 2025 Proxy Statement under the heading "Corporate Governance," and such required information is incorporated herein by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Seattle, WA, Auditor Firm ID: 185.

Information required by this item to Form 10-K will be set forth in the 2025 Proxy Statement under the heading "Item 3. Ratify Appointment of Independent Auditors," and such required information is incorporated herein by reference.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

All financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements, or the notes thereto, in *Financial Statements and Supplementary Data* above.

The agreements included as exhibits to this annual report are included to provide information about their terms and not to provide any other factual or disclosure information about the company or the other parties to the agreements. The agreements may contain representations and warranties by each party to the applicable agreement that were made solely for the benefit of the other party to the agreement and should not be treated as categorical statements of fact, but rather as a way of allocating the risk among the parties if those statements prove to be inaccurate. These representations and warranties may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement, may apply standards of materiality in a way that is different from what may be viewed as material to investors, were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement, and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

EXHIBITS

3	—	Articles of Incorporation
	(a)	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on May 6, 2011 – Commission File Number 1-4825, and to Exhibit 3.1 to the Current Report on Form 8-K filed on June 20, 2013 – Commission File Number 1-4825)
	(b)	Bylaws (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on October 26, 2018 – Commission File Number 1-4825)
4	—	Instruments Defining the Rights of Security Holders, Including Indentures
	(a)	Indenture dated as of April 1, 1986 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference from the Registration Statement on Form S-3, Registration No. 333-36753)
	(b)	First Supplemental Indenture dated as of February 15, 1991 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference from the Registration Statement on Form S-3, Registration No. 33-52982)**
	(c)	Second Supplemental Indenture dated as of February 1, 1993 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference from the Registration Statement on Form S-3, Registration No. 33-59974)**
	(d)	Third Supplemental Indenture dated as of October 22, 2001 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference to Exhibit 4(d) to the Registration Statement on Form S-3, Registration No. 333-72356)
	(e)	Fourth Supplemental Indenture dated as of March 12, 2002 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference to Exhibit 4.8 from the Registration Statement on Form S-4/A, Registration No. 333-82376)
	(f)	Fifth Supplemental Indenture dated as of March 30, 2020 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 30, 2020 – Commission File Number 1-4825)
	(g)	Indenture dated as of January 30, 1993 between Weyerhaeuser Company (as successor to Willamette Industries, Inc.) and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4(g) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)
	(h)	Indenture dated as of January 15, 1996 between Weyerhaeuser Company Limited (as successor to MacMillan Bloedel Limited) and The Bank of New York Mellon Trust Company, N.A. (as successor to Harris Trust Company of New York, formerly known as Bank of Montreal Trust Company), as Trustee (incorporated by reference to Exhibit 4(i) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)
	(i)	First Supplemental Indenture dated as of November 1, 1999 between Weyerhaeuser Company Limited and The Bank of New York Mellon Trust Company, N.A. (as successor to Harris Trust Company of New York, formerly Bank of Montreal Trust Company), as Trustee (incorporated by reference to Exhibit 4(j) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)
	(j)	Officer's Certificate dated February 25, 2019 executed by Weyerhaeuser Company, as Issuer (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on February 25, 2019 – Commission File Number 1-4825)
	(k)	Officer's Certificate dated March 30, 2020 executed by Weyerhaeuser Company, as Issuer (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on March 30, 2020 – Commission File Number 1-4825)
	(l)	Officer's Certificate dated March 9, 2022 executed by Weyerhaeuser Company, as Issuer (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 9, 2022 – Commission File Number 1-4825)
	(m)	Officer's Certificate dated May 17, 2023 executed by Weyerhaeuser Company, as Issuer (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on May 17, 2023 – Commission File Number 1-4825)
	(n)	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4(r) to the Annual Report on Form 10-K for the annual period ended December 31, 2019 – Commission File Number 1-4825)
10	—	Material Contracts
	(a)	Form of Weyerhaeuser Executive Change of Control Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*
	(b)	Weyerhaeuser CEO Change of Control Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*
	(c)	Form of Weyerhaeuser Executive Severance Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*
	(d)	Weyerhaeuser CEO Severance Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*
	(e)	Weyerhaeuser Company 2013 Long-Term Incentive Plan (Amended and Restated Effective August 14, 2020) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on October 30, 2020 – Commission File Number 1-4825)*
	(f)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Stock Option Award Terms and Conditions (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on April 16, 2013 – Commission File Number 1-4825)*
	(g)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 24, 2022 – Commission File Number 1-4825)*
	(h)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 26, 2021 – Commission File Number 1-4825)*
	(i)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 24, 2022 – Commission File Number 1-4825)*

	(j)	Weyerhaeuser Company 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(k)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(l)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(m)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 23, 2023 – Commission File Number 1-4825)*
	(n)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 23, 2023 – Commission File Number 1-4825)*
	(o)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 24, 2024 – Commission File Number 1-4825)*
	(p)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 24, 2024 – Commission File Number 1-4825)*
	(q)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 28, 2025 – Commission File Number 1-4825)*
	(r)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 28, 2025 – Commission File Number 1-4825)*
	(s)	Plum Creek Supplemental Pension Plan (incorporated by reference to Exhibit 10(dd) to the Annual Report on Form 10-K for the annual period ended December 31, 2016 – Commission File Number 1-4825)*
	(t)	Plum Creek Pension Plan (incorporated by reference to Exhibit 10(ee) to the Annual Report on Form 10-K for the period ended December 31, 2016 – Commission File Number 1-4825)*
	(u)	Weyerhaeuser Company Amended and Restated Annual Incentive Plan for Salaried Employees (as amended effective February 14, 2020) (incorporated by reference to Exhibit 10(u) to the Annual Report on Form 10-K for the annual period ended December 31, 2019 – Commission File Number 1-4825)*
	(v)	Weyerhaeuser Company 2015 Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 22, 2014 – Commission File Number 1-4825)*
	(w)	Weyerhaeuser Company 2023 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*
	(x)	Weyerhaeuser Company Salaried Employees Supplemental Retirement Plan (incorporated by reference to Exhibit 10(p) to the Annual Report on Form 10-K for the annual period ended December 31, 2004 – Commission File Number 1-4825)*
	(y)	2011 Fee Deferral Plan for Directors of Weyerhaeuser Company (Amended and Restated Effective January 1, 2016) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on May 6, 2016 – Commission File Number 1-4825)*
	(z)	2011 Fee Deferral Plan for Directors of Weyerhaeuser Company (Amended and Restated Effective August 14, 2020) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on October 30, 2020 – Commission File Number 1-4825)*
	(aa)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Director Restricted Stock Unit Award Terms and Conditions for Plan Years beginning May 13, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(bb)	Revolving Credit Facility Agreement dated as of March 13, 2023 among Weyerhaeuser Company, as Borrower, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 15, 2023 – Commission File Number 1-4825)
19	—	Weyerhaeuser Company Insider Trading Policy
21	—	Subsidiaries of the Registrant
23	—	Consent of Independent Registered Public Accounting Firm
31(a)	—	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
31(b)	—	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
32	—	Certification pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
97	—	Weyerhaeuser Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K for the annual period ended December 31, 2023 – Commission File Number 1-4825)*
101.INS	—	Inline XBRL Instance Document
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page from Weyerhaeuser Company's Annual Report on Form 10-K for the year ended December 31, 2024 has been formatted in Inline XBRL.

*   Denotes a management contract or compensatory plan or arrangement.
** Filed in paper — hyperlink not required pursuant to Rule 105 of Regulation S-T

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized February 14, 2025.

WEYERHAEUSER COMPANY

/s/   Devin W. Stockfish
_____

Devin W. Stockfish
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated February 14, 2025.

/s/ Devin W. Stockfish	/s/ David M. Wold
Devin W. Stockfish	**David M. Wold**
Principal Executive Officer and Director	*Principal Financial and Accounting Officer*
/s/ Kim Williams	/s/ Sara Grootwassink Lewis
Kim Williams	**Sara Grootwassink Lewis**
Director	*Director*
/s/ Rick R. Holley	/s/ Nicole W. Piasecki
Rick R. Holley	**Nicole W. Piasecki**
Chairman of the Board and Director	*Director*
/s/ Al Monaco	/s/ Lawrence A. Selzer
Al Monaco	**Lawrence A. Selzer**
Director	*Director*
/s/ Deidra C. Merriwether	/s/ Mark A. Emmert
Deidra C. Merriwether	**Mark A. Emmert**
Director	*Director*
/s/ James C. O'Rourke	
James C. O'Rourke	
Director	

EXHIBIT 31(a)

Certification Pursuant to Rule 13a-14(a)
Under the Securities Exchange Act of 1934
As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Devin W. Stockfish, certify that:

1. I have reviewed this annual report on Form 10-K of Weyerhaeuser Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 14, 2025

/s/   Devin W. Stockfish

Devin W. Stockfish
President and Chief Executive Officer

EXHIBIT 31(b)

Certification Pursuant to Rule 13a-14(a)
Under the Securities Exchange Act of 1934
As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I,   David M. Wold, certify that:

1. I have reviewed this annual report on Form 10-K of Weyerhaeuser Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 14, 2025

/S/   DAVID M. WOLD
_____

David M. Wold
Senior Vice President and Chief Financial Officer

EXHIBIT 32

Certification Pursuant to
18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley-Act of 2002, each of the undersigned officers of Weyerhaeuser Company, a Washington corporation (the "Company"), hereby certifies that:

The Company's Annual Report on Form 10-K for the year ended December 31, 2024 and dated February 14, 2025 (the "Form 10-K") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DEVIN W. STOCKFISH

Devin W. Stockfish
President and Chief Executive Officer

Date: February 14, 2025

/s/ DAVID M. WOLD

David M. Wold
Senior Vice President and Chief Financial Officer

Date: February 14, 2025

ABOUT WEYERHAEUSER

Weyerhaeuser Company began operations in 1900 and is one of the world's largest private owners of timberlands. We manage these timberlands on a sustainable basis in compliance with internationally recognized forestry standards.

We are also one of the largest manufacturers of wood products in North America. We employ approximately 9,400 people who serve customers worldwide. Our company is a real estate investment trust.

Corporate Mailing Address and Telephone

Weyerhaeuser Company
220 Occidental Avenue South
Seattle, WA 98104
206-539-3000

Weyerhaeuser Online: www.weyerhaeuser.com

Annual Meeting

May 9, 2025. Proxy materials will be mailed on or about March 26, 2025, to each holder of record of common shares on March 11, 2025 (the record date).

Stock Exchange and Symbol

Weyerhaeuser Company common shares are listed on the New York Stock Exchange and trade under the ticker symbol WY.

Board of Directors and Executive Officers

The following is a list of our directors and executive officers as of the date of the mailing of this annual report.

Board of Directors

Mark A. Emmert – *Former President, National Collegiate Athletic Association*

Rick R. Holley (Chairman) – *Former CEO, Plum Creek Timber Company, Inc.*

Sara Grootwassink Lewis – *Former CEO, Lewis Corporate Advisors*

Deidra C. Merriwether – *Senior Vice President and CFO, W.W. Grainger, Inc.*

Al Monaco – *Former President and CEO, Enbridge Inc.*

James C. O'Rourke – *Former President and CEO, The Mosaic Company*

Nicole W. Piasecki – *Former Vice President and General Manager, Propulsion Division, Boeing Commercial Airplanes*

Lawrence A. Selzer – *President and CEO, The Conservation Fund*

Devin W. Stockfish – *President and CEO, Weyerhaeuser Company*

Kim Williams – *Former Partner and Senior Vice President, Wellington Management Company, LLP*

Executive Officers

Devin W. Stockfish, *President and Chief Executive Officer*

Brian K. Chaney, *Senior Vice President, Wood Products*

Kristy T. Harlan, *Senior Vice President, General Counsel and Corporate Secretary*

Paul A. Hossain, *Senior Vice President and Chief Development Officer*

Travis A. Keatley, *Senior Vice President, Timberlands*

Denise M. Merle, *Senior Vice President and Chief Administration Officer*

David M. Wold, *Senior Vice President and Chief Financial Officer*

Annual Report Cover Photograph

James Ferguson, *Oregon Timberlands*

TRANSFER AGENT AND REGISTRAR

Computershare
PO Box 43006
Providence, RI 02940-3006

Computershare, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder-related services, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment and direct stock purchase plan enrollment
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Access your investor statements online 24 hours a day, seven days a week at: www.computershare.com/investor.

To find out more about the services and programs available to you, please contact Computershare directly to access your account by internet, telephone or mail.

Contact Us By Telephone

Shareholders in the United States: 800-561-4405
TDD for hearing-impaired: 800-490-1493

Foreign shareholders: 201-680-6578
TDD for hearing-impaired: 781-575-4592

Contact Us Online: www.computershare.com/investor

Contact Us By Mail

Weyerhaeuser Company
c/o Computershare
PO Box 43006
Providence, RI 02940-3006

WEYERHAEUSER CONTACT INFORMATION

Investor Relations

Andy Taylor
Vice President, Investor Relations
206-539-3907

Shareholder Services

Irina West
Assistant Corporate Secretary
206-539-4357 | corporatesecretary@weyerhaeuser.com

Ordering Company Reports

To order a free copy of our 2024 Annual Report and Form 10-K, visit:
investor.weyerhaeuser.com/quarterly-and-annual-results

Production Notes

This report is printed on 80 lb. Domtar Lynx Cover, 70 lb. Domtar Lynx Text and 50 lb. Domtar Lynx Text. The entire report can be recycled in regular paper recycling programs.







Scout Carson | Billet Barn, Evergreen, Ala.



Working together to be the world's premier timber, land and forest products company

Michelle Lewis | Export Yard, Olympia, Wash.



Derek Fox | Log Transport, Eugene, Ore.



Weyerhaeuser